
07021141

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nissan Motor Co

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

FEB 2 0 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 00807

FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/20/07

MOTOR COMPANY

LETTER FROM THE COO



Much has been written about the Nissan revival. While innovative product, an improved cost base, greater manufacturing efficiencies and a better-defined brand have all been factors, the strongest element in our revival has been our people. And, what we learned during the crisis in the 90s and through the Nissan Revival Plan and Nissan 180 plan, now guides how we will manage the company in the future. We call it the Nissan Management Way. It is both a philosophy and set of disciplines that guide us at all levels of the organization and will help Nissan build on the momentum of the past six years.

Although our president and CEO Carlos Ghosn has now taken on the same responsibilities at Renault, our basic management style will not change. As in the past, the Executive Committee, chaired by Carlos Ghosn, is still the highest decision making authority for strategy and management policy.

The COO position I now hold was created to provide an "operating officer" in the truest sense of the title. As COO my role is to assist the CEO by executing the business plan, monitoring the Company's performance and supervising day-to-day operations. The decisions I make are always based on the Nissan Management Way and support the commitments of the NISSAN Value-Up business plan.

What distinguishes the Nissan Management Way is that we are both profit-driven and customer-focused, and that we share our strategy globally and execute in a cross-functional way. These cross-functional activities are particularly important to our success; along with cross-functional thinking, they have helped create an organization of singular structure, focus and culture. In this organization, employees representing each of Nissan's three axis—regional businesses such as Japan and U.S., functions such as engineering and manufacturing, and products—are actively encouraged to work together to maximize profits and to avoid a 'silo' mentality that is only focused on their immediate operational group.

Fiscal 2005 is a year of immense challenges and uncertainties, but we have still pushed ahead with an ambitious business plan for this period. As COO, my priority is to keep a close watch on Nissan's performance to ensure that we deliver our commitments. These include achieving the final Nissan 180 commitment of one million additional vehicles by the end of September 2005 and hitting our financial targets for fiscal 2005. There is no doubt that we have the strong leadership and management teams capable of sustaining the high level of performance required to reach these goals.

Nissan is now a learning organization. We have fully integrated the changes that began during the Nissan Revival Plan and continue to shape our business in the future. Our employees continually seek to build a better Nissan and fortify the brand, and are not afraid to speak out on issues and openly discuss challenges that face the business. Within the Nissan Management Way, we call that "healthy conflict"— and it strongly related to our belief in transparency and accountability. This is the essence of the evolution that continues to empower our company.

Our alliance with Renault also continues to be a source of immense strength. We expect to further reinforce the Alliance and to develop new synergies now that Carlos Ghosn is the CEO of both companies.

While we have the kinds of advantages I have mentioned, we also have risks. One of those risks is complacency. During the last six years, we have made significant achievements and consistently met tough commitments, but countless challenges remain. Our industry is immensely competitive, our customers more demanding than ever and we have no time to rest and congratulate ourselves. We need to create a culture where employees are always motivated to challenge themselves and the company and to create value for all our stakeholders.

People around the world know that Nissan is a profitable and customer-driven company. As COO, one of my key roles under NISSAN Value-Up is to promote this customer-driven culture throughout the entire value chain, from initial product planning to after-sales service. I truly believe that by enhancing our focus on profit and pursuing a customer-driven approach, we can provide more value to all our stakeholders: employees, communities, suppliers, partners, and, of course, our shareholders.

Toshiyuki Shiga
Chief Operating Officer

EXECUTIVES


NISSAN

From left: Mitsuhiko Yamashita, Tadao Takahashi, Toshiyuki Shiga, Carlos Ghosn, Itaru Koeda, Hiroto Saikawa, Carlos Tavares

BOARD OF DIRECTORS AND AUDITORS

Representative Board Members

Carlos Ghosn
President and Co-Chairman

Itaru Koeda
Co-Chairman

Toshiyuki Shiga

Board Members

Tadao Takahashi
Hiroto Saikawa
Mitsuhiko Yamashita
Carlos Tavares
Shemaya Lévy
Patrick Pélata

Auditors

Hisayoshi Kojima
Shinji Ichishima
Keishi Imamura
Haruo Murakami

EXECUTIVE COMMITTEE MEMBERS

Carlos Ghosn
Toshiyuki Shiga
Itaru Koeda
Tadao Takahashi
Hiroto Saikawa
Mitsuhiko Yamashita
Carlos Tavares
Alain-Pierre Raynaud

(As of June 21, 2005)

The recovery story is complete

Fiscal 2004 was a tough year, full of both anticipated and unexpected risks, but Nissan lived up to all the challenges. We had a record year in revenues, operating profit, net income, sales volume and production.

Sales performance

Global sales came to 3,388,000 units, which exceeded our forecast of 3,380,000 units. This record level represents an increase of 10.8 percent, or 331,000 units, over fiscal 2003, and is 281,000 units more than the previous record level set in 1990. In fiscal 2004, we released nine all-new models globally.

Along with record sales, we achieved a global production record. Nissan's manufacturing plants turned out 3,378,000 units, or 293,000 units more than the previous record.

Financial performance

- Consolidated net revenues came to 8 trillion ¥576.3 billion, up 15.4 percent from last year.
- Consolidated operating profit improved by 4.4 percent to a record ¥861.2 billion. As a percentage of net revenue, our operating profit margin came to 10.0 percent.
- Net income reached ¥512.3 billion, an increase of ¥8.6 billion.

Nissan 180 commitments

Fiscal 2004 marked the end of our NISSAN 180 business plan. Obviously, NISSAN 180 cannot be closed completely until the end of September 2005, but we know that we have already delivered two of the plan's three critical commitments.

- We committed to an 8 percent operating profit margin, and our margin has been at or above 10 percent for every year of NISSAN 180.
- We committed to zero debt, and today we have more than ¥200 billion in net cash under the new and more demanding accounting standards.
- Our only remaining commitment is to achieve one million additional sales. Even here we are in reasonably good shape. At the midpoint of the measurement period we are at 1,809,000 units, which is a slight advance compared to our commitment to reach 3,597,000 units by the end of September 2005.


Consolidated Net Revenue
(Billion Yen)
8,576.3
+15.4%
'00 '01 '02 '03 '04
7,429.2
6,828.6
6,196.2
Consolidated Operating Profit/Margin
(Billion Yen/%)
861
+4.4%
10.8%
7.9%
4.8%
10.0%
'00 '01 '02 '03 '04
825
737
489
290
Global Retail Sales
(Units: 1000s)
3,388
+10.8%
'00 '01 '02 '03 '04
3,057
2,771
2,597
2,633

Looking to the New Fiscal Year

Nissan will continue to grow in fiscal 2005. Even assuming a relatively flat total industry volume of 61 million units globally, Nissan's sales are forecast to come to 3,618,000 units, a 6.8 percent increase over the prior year.

Worldwide, we will launch six all-new models—five in Japan, one in Europe—leading to twenty regional product events.

Our sales objectives

- Japan: 933,000 units, a 10 percent increase over last year
- U.S.: 1,047,000 units, an increase of 3.3 percent
- Europe: 550,000 units, a 1.1 percent increase over last year
- General Overseas Markets: 1,088,000 units, a 10.7 percent increase

Our financial outlook

Any new fiscal year brings risks and opportunities, and 2005 brings very high levels of uncertainty and risks—volatility in exchange rates, higher interest rates, higher commodity prices, higher energy prices, higher incentives and uncertainty about growth in the U.S. and Japan. The opportunity is in following through on the NISSAN Value-Up plan quickly and effectively.

In light of these factors, our forecast for fiscal 2005 is as follows. This is based on a foreign exchange rate assumption for the year of ¥105 per dollar and ¥130 per euro:

- Net revenue is predicted to be ¥9 trillion, up 4.9 percent.
- Operating profit is expected to be ¥870 billion, up 1 percent.
- Ordinary profit is expected to reach ¥860 billion, up 0.5 percent.
- Net income is predicted to be ¥517 billion, up 0.9 percent.
- Capital expenditures are expected to reach ¥540 billion, up 13.1 percent.
- R&D expenses are forecast to reach ¥450 billion, or 5 percent of net sales, up 13.0 percent.
- ROIC is expected to remain at or above 20 percent.

New Models for Fiscal Year 2005



350Z Roadster
Murano
Pathfinder
Navara
Micra C+C
Serena
Otti
Compact wagon
M-class sedan
Minicar
GOM*/Mexico
Quest
Pathfinder
Navara
Infiniti M
Tiida hatchback
Tiida sedan
Lafesta
Interstar
Xterra
*General Overseas Markets
Global Retail Sales Volume
(Units: 1000s)
3,618
+6.8%
'01 '02 '03 '04 '05
Forecast
Retail Sales by Region
(Units: 1000s)
Japan
U.S.
Europe
GOM*
933
+10%
1,047
+3.3%
550
+1.1%
1,088
+10.7%
'02 '03 '04 '05
Forecast

3,388
3,057
2,771
2,597
848
837
816
1,013
859
726
544
542
474
983
822
755
*Including Mexico and Canada

PERFORMANCE

NISSAN Value-Up: Sustaining Performance

Nissan's position today is much different than it was six years ago or even three years ago. In 1999, we were in crisis, and the Nissan Revival Plan was needed to revive our company and build a future. In April 2002, when NISSAN 180 began, we wanted to complete the revival process, with an emphasis on profitable growth.

NISSAN Value-Up is about sustaining performance. About taking all the gains we have made in connecting with our customers, in growing volumes, in creating value, in earning profits, in improving management— and then building upon these gains.

With NISSAN Value-Up, you will not see a radical break from NISSAN 180. This plan is evolutionary, not revolutionary. We will take the core elements that got us to this point—namely, more revenue, less cost, more quality and speed, and maximized Alliance benefit with Renault—and build upon them.

NISSAN Value-Up has three critical commitments:

Profit: Nissan will maintain the top level of operating profit margin among global automakers for each of the three years of the plan.

Volume: Nissan will achieve global sales of 4.2 million units measured in fiscal 2008.

ROIC: Nissan will achieve a 20 percent ROIC on average over the course of the plan, based on the new formula that excludes cash on hand from the denominator.

NISSAN Value-Up will oversee 28 new models, resulting in the start of production of 70 models worldwide, over two dozen more than the 44 production starts during NISSAN 180. Of the 28 new models, 18 will be replacements for existing models and 10 will be completely new "conquest" models. We will enter more new segments, and we will introduce six models that will delight customers by being completely innovative in their concept and benefits.

We will pursue four major breakthroughs while implementing NISSAN Value-Up:

- Our Infiniti luxury brand will extend its reach into new markets such as China and Russia and continue to establish its credibility as a Tier-1 luxury player.
- We will develop our Light Commercial Vehicle (LCV) business into a fully competitive global operation through new market and product entries. By 2007, we plan to increase our LCV volume by 40 percent from fiscal 2004 to 434,000 units. During this period, operating margin is targeted to double from 4 percent to 8 percent.
- We will take a more efficient global sourcing approach to maximize our opportunities and minimize our overall costs as we grow. Our engineering, production and purchasing functions will continue their acceleration toward being fully integrated global operations.
- We will continue to invest in new and emerging markets, including China, India and Russia.

THREE CRITICAL COMMITMENTS



Consolidated Operating Profit Margin
COP margin (%)
1.4%
4.75%
7.9%
10.8%
11.1%
10.0%
Top level operating profit margin among global automakers
'99 '00 '01 '02 '03 '04 '05 '06 '07
NRP
NISSAN 180
NISSAN Value-Up
NISSAN Value-Up Sales Volume
(Units: 1000s)
2,597
+791
3,388
+812
Commitment 4,200
'01
'04
'08
Return on Invested Capital (auto)
(%)
1.3%
7.5%
12.7%
19.8%
21.3%
20.1%*
ROIC average of 20%
'99 '00 '01 '02 '03 '04 '05 '06 '07
NRP
NISSAN 180
NISSAN Value-Up

*Same scope of consolidation as P&L, excluding change of cash compared to fiscal year 2003

FOUR MAJOR BREAKTHROUGHS



Infiniti Global Tier-1 bBrand
Russia
Korea
China
Japan*
Taiwan
Middle East
North America
INFINITI
Leading Competitive Countries (LCCs)
Hungary
Romania
Egypt
China
India
Vietnam
Thailand
Mexico
Mercosur

*Japan launch after NISSAN Value-Up



Light Commercial Vehicles (LCV)
(Thousand units)
(% of consolidated operating margin)
750
600
450
300
150
0
10
8
6
4
2
0
187
203
182
234
312
434
+40%
-0.5%
1.4%
3.3%
3.6%
4.0%
8.0%
'00 '01 '02 '03 '04 '07
Geographic Expansion
Eastern Europe
Russia
Gulf Countries
Egypt
Pakistan
India
China
Thailand

FISCAL YEAR 2004 FINANCIAL REVIEW

NISSAN REPORTED A RECORD YEAR IN TERMS OF REVENUES, OPERATING INCOME, NET INCOME, SALES AND PRODUCTION VOLUME IN FISCAL 2004. NISSAN ACHIEVED TWO OF ITS THREE COMMITMENTS FOR NISSAN 180: AN 8 PERCENT OPERATING PROFIT MARGIN AND ZERO NET AUTOMOTIVE DEBT. THE REMAINING COMMITMENT IS THE ACHIEVEMENT OF ONE MILLION ADDITIONAL UNIT SALES. AT MID-YEAR 2005, GLOBAL SALES AT 1,809,000 UNITS WERE SLIGHTLY AHEAD OF THE COMMITMENT TO REACH 3,597,000 UNITS BY THE END OF SEPTEMBER 2005.

Net Sales

Consolidated net sales came to ¥8,576.3 billion, up 15.4 percent from last year. A higher volume and mix had a positive impact of ¥707.0 billion. Movements in foreign exchange rates produced a negative impact of ¥173.0 billion. Changes in the scope of consolidation, including Dongfeng Motor and Yulon Nissan Motor, raised revenues by ¥432.0 billion.

Operating Income

Consolidated operating profit improved by 4.4 percent from last year to a record ¥861.2 billion. This resulted in an operating profit margin of 10.0 percent. Operating profit was affected by the following factors:

- The effect of foreign exchange rates produced a ¥78 billion negative impact for the full year. The depreciation of the U.S. dollar against the yen resulted in a negative impact of ¥74 billion, with an additional ¥13 billion from other currencies. The appreciation of the euro resulted in a positive impact of ¥9 billion.
- The change in the scope of consolidation produced a positive impact of ¥31 billion. This was primarily from the consolidation of Dongfeng Motor and Yulon Nissan Motor.
- The impact of the higher volume and mix contributed ¥284 billion. This was mainly driven by an increase in U.S. sales volume.
- Selling expenses increased by ¥114 billion, also mainly due to the increase of sales in the U.S.
- The improvement in purchasing costs amounted to ¥131 billion.
- Product enrichment and the cost of regulations had a negative impact of ¥92 billion.
- An additional ¥44 billion was allocated to R&D to reinforce product and technology development.
- Cost reductions from manufacturing efficiencies were offset by costs associated with expanding the Canton plant's capacity, which resulted in a ¥15 billion increase in manufacturing and logistics expenses.
- Warranty costs increased by ¥41 billion, partly due to greater volume.
- General, administrative and other expenses increased by ¥25.7 billion.

By region, operating profits in Japan came to ¥341.1 billion, a decrease of 3.2 percent compared to last year. This was mainly due to unfavorable exchange rate fluctuations and an increase in R&D expenses, which reached a record level.

Due to higher volumes, profitability in the U.S. and Canada increased 7.9 percent from last year and totaled ¥379.7 billion.

Operating profit in Europe was ¥56 billion, an increase of 13.8 percent compared to last year, owing to a better mix and higher contributions from Russia.

In General Overseas Markets, including Mexico, operating profits came to ¥84.8 billion, an increase of 28.5 percent compared to last year. This was primarily due to the consolidation of Dongfeng Motor and Yulon Nissan Motor.

Inter-regional eliminations were negative ¥0.4 billion.


Impact on Operating Profit
(Billion Yen)
Net Cash Flow (automotive)
(Billion Yen)

Net Income

Net non-operating expenses totaled ¥5.5 billion, ¥9.7 billion lower than last year. This was primarily due to a ¥5.3 billion decrease in financial costs and a ¥25.2 billion increase in equity in earnings of unconsolidated subsidiaries and affiliates, thanks mainly to Renault. Net extraordinary losses totaled ¥62.5 billion, ¥10.7 billion lower than last year, mainly due to the sale of the site of the former Murayama plant. Net income before taxes came to ¥793.2 billion. Income taxes totaled ¥258.0 billion, with an effective consolidated tax rate of 33 percent. Minority interests amounted to ¥22.9 billion, mainly from Yulon Nissan Motor. As a result, net income reached ¥512.3 billion, an increase of ¥8.6 billion.

FINANCIAL POSITION

Balance Sheet

In 2004, total consolidated assets increased by 25.3 percent to ¥9,848.5 billion.

Current assets increased by 36.4 percent, or ¥1,372.4 billion, to ¥5,139.4 billion. This increase included changes in the scope of consolidation by ¥271.1 billion and an increase in sales finance receivables by ¥840.6 billion thanks to increased sales in the U.S. Fixed assets increased by 15.1 percent, or ¥616.7 billion, to ¥4,708.0 billion. Property, plant and equipment valuation increased by ¥593.6 billion, mainly due to capital expenditures of ¥477.5 billion and an increase in leased vehicles.

Current liabilities increased by 28.1 percent, or ¥872.2 billion, to ¥3,974.7 billion. This increase included changes in the scope of consolidation of ¥144.4 billion and an increase in short-term borrowings for sales financing of ¥558.5 billion.

In 2004, total shareholder equity increased from ¥2,024.0 billion to ¥2,465.8 billion. This gain was primarily due to net income of ¥512.3 billion, offset by dividends paid totaling ¥101.2 billion. Consolidated shareholder equity represented 29 percent of total revenues and 25 percent of total assets.

Cash Flow

Cash from operating activities was ¥369.4 billion, below the previous year's level of ¥797.4 billion. This drop was primarily caused by a ¥331.2 billion increase in finance receivables in the U.S. and Japan. There were also increases in inventory and income tax paid.

Cash used for investing activities increased by ¥108.9 billion to ¥865.0 billion. This increase was mainly due to an increase of leased vehicles in the U.S.

Cash from financing activities totaled ¥521.0 billion, including an increase in short-term borrowing of ¥666.2 billion, offset by ¥94 billion for the payment of dividends and ¥26 billion for the acquisition of treasury stock.

In total, cash and cash equivalents increased by ¥95.6 billion to ¥289.8 billion from fiscal 2004.

Corporate Rating


Aa3
A1
A2
A3
Baa1
Baa2
Baa3
Ba1
AA-
A+
A
A-
BBB+
BBB
BBB-
BB+
R&I
S&P
Moody's
9/01 4/02 9/02 4/03 9/03 4/04 9/04 4/05 5/05

Investment in Our Future


(Billion Yen)
(% of net revenue)
500
400
300
200
6
5
4
3
239 244
232
206
262
326
300
378
427
354
398
478
4.0%
4.1%
3.8%
4.2%
3.4%
5.3%
4.4%
5.5%
4.8%
5.8%
5.6%
4.6%
'99
'00
'01
'02
'03
'04
Canton plant investment included from fiscal year 2001

Automotive Debt:

Despite higher levels incurred for capital expenditures and R&D, cash generated from operating activities in the automotive division eliminated net automotive debt. Nissan held a ¥205.8 billion yen net cash position at the close of fiscal 2004 in this division.

Rating

Regarding Nissan's long-term credit rating, R&I upgraded Nissan from A- to A on May 11, 2005. S&P upgraded their rating from BBB to BBB+ on July 20, 2004, and Moody's upgraded from Baa3 to Baa1 on January 29, 2004.

Investment Policy

Capital expenditures increased by ¥50.2 billion to ¥477.5 billion, representing 5.6 percent of net revenue. This increase included the Canton plant expansion. R&D expenditures increased by ¥43.8 billion to ¥398.1 billion. This increase went to fund new technologies and product development. Our R&D resources are focused on projects that add value to our customers and that will deliver an expected return, in both the short and long term.

Dividend

At the annual general meeting of shareholders on June 21, 2005, the company proposed increasing its dividend to ¥24 per share in 2004, up from ¥19 in 2003. In the first year of the NISSAN Value-up dividend policy, the Company plans to increase the per-share dividend to ¥29 in 2005. By the end of NISSAN Value-up in March 2008, Nissan plans to pay an annual dividend of no less than ¥40 per share.

Return on Invested Capital (ROIC)

Nissan's investments are made within the strict guidelines of its automotive operating ROIC. Based on these guidelines, Nissan reached 20.1 percent of ROIC on a consistent basis as of fiscal 2003.

Dividend Policy

(Dividend per share, in yen)


40
30
20
10
0
0
7
8
14
19
24
29
34
40
'99
'00
'01
'02
'03
'04
'05*
'06*
'07*

*Forecast

FISCAL YEAR 2004 SHARE PERFORMANCE

DESPITE NISSAN'S RECORD OPERATING RESULT IN FISCAL 2004, ITS STOCK PERFORMANCE RETURN WAS NEGATIVE AND LOWER THAN THE TOPIX INDEX. THE INVESTOR RELATIONS TEAM WAS STRENGTHENED AT THE START OF FISCAL 2005 TO BETTER ADDRESS THE NEEDS OF INVESTORS AND ENHANCE THEIR UNDERSTANDING OF NISSAN'S PERFORMANCE. INVESTORS WILL NOW BE ABLE TO GAIN A MORE IN-DEPTH VIEW OF THE COMPANY'S OPERATIONS AND PERFORMANCE INDICATORS.

Share Performance in Fiscal 2004

Nissan's share price began at ¥1,143 at the beginning of fiscal 2004 and ended the fiscal year at ¥1,099, generating a negative return of 3.85 percent. Total shareholder return (TSR) was -1.67 percent, while the dividend yield came to 2.18 percent (¥24 per share dividend, divided by the ¥1,099 closing price). Adverse movements in foreign exchange rates and commodity price hikes adversely affected Nissan's profitability, which was reflected in the share price. In addition, specific events relating directly to the company also had a negative impact. Later in this report, corporate officers will explain what actions Nissan has undertaken to ensure better performance.

Payout Policy

Nissan announced its NISSAN Value-Up three-year dividend policy, covering the period from fiscal 2005 to fiscal 2007, at the annual general meeting of shareholders on June 23, 2004. Nissan proposes a long-term dividend policy to provide more visibility and improve transparency into the ways in which Nissan rewards its shareholders. Nissan believes that a long-term dividend policy reduces uncertainty for investors who already own or are considering acquiring Nissan stock.

IR Activities

Under NISSAN Value-Up, the IR team's performance will be evaluated based on the price-earnings ratio (PER) and volatility relative to our major competitors. PER is used to measure how successfully the IR team manages market expectations about Nissan in order to maintain the Nissan share price close to an intrinsic value. The other measure, volatility, is used to measure the risk investors perceive when considering Nissan stock. If Nissan can successfully reduce volatility, the minimum return required by investors should decline. The IR team believes that a strengthening of disclosure activities is required to improve both measures. The team plans to disclose not only financial results but also more forward-looking information about Nissan fundamentals such as technology and product. Such forward-looking information helps investors to forecast future performance more precisely and reduces uncertainty about the future. As a consequence, Nissan will increase the number of investor conferences, events, and teleconferences during fiscal 2005.

Fiscal Year 2004 Share Performance
(Index: April 1, 2004=100)


120
110
100
90
80
Nissan
TOPIX Transportation Equipment Index
TOPIX
Apr.
May
June
July
Aug.
Sept
Oct.
Nov
Dec.
Jan.
Feb
Mar.
2004
2005

Five-Year Share Performance
(Index: April 3, 2000=100)

400
300
200
100
0
Nissan
TOPIX Transportation Equipment Index
TOPIX
'01 '02 '03 '04 '05

WHO WE ARE Who We Are

NISSAN IS ABOUT MEETING UNMET NEEDS, CRAFTING SINGULAR PRODUCTS—AND TRANSFORMING BRAND STRENGTH AND INNOVATION INTO NEW BUSINESS OPPORTUNITIES. WE ARE NISSAN. WE ARE INFINITI. WE ARE NISSAN LIGHT COMMERCIAL VEHICLES, EXPANDING OUR RANGE. WE ARE NISSAN INDUSTRIAL MACHINERY, LEVERAGING OUR EXPERTISE TO BUILD FORKLIFTS AND MARINE PRODUCTS. AND WE ARE NISSAN FINANCIAL SERVICES, PROVIDING OUR CUSTOMERS WITH A COMPREHENSIVE LINEUP OF OFFERINGS.
THIS IS THE NISSAN SHIFT_






ZH-158763


NISSAN
TIIDA

The Nissan Way of Doing Business

One thing about Nissan is very clear: this is a company that sets its own distinctive course, and that course defines the modern automotive company. Our philosophy comes from within, and its principles are based not on tradition but on our own knowledge and experience, drawing on the powerful flow of information that runs through divisions, business areas and the Alliance with Renault.

At the core of our philosophy is the Nissan Management Way. As one senior executive remarked, "This is *our* way, a commonsense way that anyone in the company can take as their own." The guiding principle here is both flexible and simple: inspire effective performance. To create value for customers, for example, employees must be customer-focused.

To produce the necessary shift in thinking, we must have management of the highest caliber. The actions and comments of the senior executives appearing in this annual report reflect that strength of leadership. You will see it in the way they convey their individual visions, commit to action plans, manage with accountability, assess progress, and recognize high performance. The same management practices are deeply embedded at every level of the company.

The first key concept in the Nissan Management Way is cross-functionality. Cross-functional teams—CFTs—and the V-Up program are powerful management tools, developed within Nissan, that reach across the functions and organizations of this global company. When employees are brought together across corporate and physical borders to form a CFT, what we call "healthy conflict" often arises. Healthy conflict is cooperative, not combative, and sparks innovative ways of thinking. Again, it all springs from looking at challenges in a customer-centric way. After all, no single division can produce what customers want—an outstanding automobile backed by excellent service and support. Cross-functional activities are at the core of all operations within Nissan, making the process more active and direct.

Another key concept at Nissan is "stretch." Stretch occurs when an activity spans the entire company and draws on a variety of viewpoints aimed at meeting customer expectations. Combining diverse backgrounds and ways of thinking creates solutions that stretch the organization in new directions.

Since the first days of the Nissan Revival Plan, everything we do at Nissan is based on commitments. People must commit themselves to achieving goals. Some goals are internal, while others are of importance to a wider association of employees, shareholders, suppliers, customers and others. Setting a goal and developing the process to achieve it go beyond simply meeting a target, however. These actions are meant to develop confidence and the desire to reach still higher levels of performance.

Motivated, passionate people are Nissan's greatest asset. The high performance of the company reflects the attitudes of our people, and we work hard to maintain their passion and motivation in several ways. First, we clearly define our corporate vision. People must understand and internalize this vision, because even in the most difficult of times a compelling vision inspires everyone to move in the same direction.

Second, we strive for honest, effective two-way communication. Relationships, inside or outside the company, are based on mutual respect and trust. This is fostered by open exchanges. New communications channels at Nissan now allow employees to access company information in a faster, more effective manner, and to swiftly share what they know with investors, shareholders, suppliers, the media and other interested parties.

Third, we keep our management consistent and promote empowerment. Consistent management sets a solid foundation and inspires trust in the actions and decisions of the company. Empowerment builds on this by encouraging employee participation in the decision-making process. Employees understand the management structure and feel confident in expressing their own opinions and ideas.

Fourth, employees are evaluated fairly. We are focused on results and real performance as the true measures of success. Nissan has become a leader in Japan by moving away from the traditional seniority-based employment and compensation system toward a system that rewards achievement. We even go a step further and reward actions that exemplify Nissan's vision. Nissan now serves as the benchmark for other companies striving to create more modern, dynamic employment systems.

Lastly, Nissan's brand identity is now clearly defined. After our people, our brand is the most valuable asset we possess, of greater worth than any of the company's tangible assets.

Those are the elements of our philosophy—a system of thinking that will stretch as Nissan continues to pursue sustainable and profitable growth. Our vision is to become the top automaker in the world—the leader in quality, brand strength, profitability and performance. The Nissan Management Way has mapped out the course to this goal, yet along the way we will always retain the flexibility to redefine who we are, based on the needs and desires of the customers we serve.

Corporate Governance

Basic Corporate Governance Policy

Corporate governance is an important responsibility of management, and its most important role is to clarify the duties and responsibilities of the members of Nissan's management team. At Nissan, clear management objectives and policies are published for the benefit of the shareholders and investors, and achievements and results are announced early and with as much transparency as possible. The enhancement of corporate governance by full and fair disclosure is the responsibility of management.

The Company's organization and systems for internal control

Nissan operates under the dual governance of a Board of Directors and a Statutory Audit Committee, both based on the provisions of the Commercial Code of Japan. The Board of Directors is responsible for resolutions governing important business decisions while the Statutory Audit Committee supervises and controls the execution of Nissan's most important business functions.

The number of directors has increased from seven to nine following the 106th shareholders' meeting held on June 21st, 2005. An external director serves as one of the nine members of the Board of Directors. The Board of Directors holds general meetings as well as extraordinary meetings, if necessary, to discuss and decide significant business operations.

The number of auditors has changed to four, decreased by one, on the 106th general meeting of shareholders held on June 21st, 2005, and the Statutory Audit Committee is composed of three external statutory auditors and one statutory auditor. And three of four are standing statutory auditors. Each auditor attends the Board of Directors all the time and conducts audit of Directors' business operations in accordance with the annual audit strategies determined by the Statutory Audit Committee.

In Japan, the Domestic Internal Audit Office, which is independent from other sections and is composed of 14 people, has been established to conduct internal audits of the Nissan's and its domestic consolidated subsidiaries' operations under the President's direct control. With respect to foreign subsidiaries, in order to ensure effective and efficient audits, regional audit teams have been globalized and report to CIAO (Chief Internal Audit Officer) responsible for global internal audit.

Statutory auditors perform audit of execution of entire business operations. Their procedures include, but are not limited to, interviewing the Directors with regard to business conduct and attending the Board of Directors' meetings and other significant meetings. The Statutory Audit Committee tries to enhance audit efficiency by sharing information among each statutory auditor. The statutory auditors also periodically receive the report of audit plans and the results of audit from internal audit departments. The statutory auditors also exchange their insight with the Internal Audit Office to facilitate their own audit. In addition, they also receive the report from independent auditors and determine its adequacy.

Status of Risk Management System

The Company defines the risk as "factors which may prevent the achievement of business objectives," and tries to identify and evaluate such risks as soon as possible and to take necessary measures to minimize the probabilities that risk materialize and the damages.

Risk Management System

The Company has been evaluating risk of the Company and the Nissan's Group from various points of view and has been considering the appropriate control system and methodology. A risk management team established in the Financial Department has worked with several global sections since 2004, sorted out the business risks, and prioritized them based on the probabilities, impacts, and relevant control level. Directors in charge were appointed and they have been taking concrete measures against the risks for which actions are required.

Furthermore, since April 2004, the Company has established Intellectual Property Rights Management Department for the purpose of protecting intellectual property rights in specific areas, strengthening activities to protect Nissan's intellectual property rights, and abstracting new intellectual property rights. And the department has been performing various activities to protect and create Nissan Brand.

Since the fiscal year beginning April 1, 2005, the scope of risk management has been expanded to address risks which are more strategic or those relate to business processes in addition to the original hazard risks. Functions or Departments, which operate risk control, report the status through the normal reporting lines and EC (Executive Committee) directly monitors the risk that must be controlled on corporate level.

In 2001, the Company established "Nissan Global Code of Conduct" and distributed it to employees of domestic and foreign Group companies. Moreover, the Company established "Nissan Code of Conduct (Japanese Edition) ~Our Promises~" and publicized it which should be applied to employees of domestic Group companies. This has been gradually implemented by the Group companies.

The Company emphasizes education of employees based on the idea that written conduct code must be understood by all employees and reflected to their actions. All employees must take learning programs by E-learning or VTR, and sign confirmations regarding code of conduct after finishing the programs. The confirmations have already been received from almost every employee, and compliance of corporate ethics has been penetrated into the Nissan group.

Furthermore, Global Compliance Committee is established in order to review the status of compliance with the code of conduct and ensure that the code is fully complied. Managing Director in charge of Human Resource is appointed as Global Compliance Officer (GCO) and the chairman of regional compliance committees established in each area such as Japan, North America, Europe and Global Overseas Market. Those committees promote the improvement of code of conduct, resolution of issues and enlightenment activities. "Easy Voice System", which was deployed in 2002 as a system that employees can freely communicate their opinions and demands to the companies, can acquaint violation of compliance and behaviors possibly resulting in violation and also contribute to improve business operations and to develop corporate culture emphasizing to comply corporate ethics.

Nissan


NISSAN

Exceeding expectations —the Nissan automobile

At the center of everything we do stands the Nissan automobile. Our vehicles are the most tangible expression of our brand and the values of our company. We make cars that both inspire passion and exceed the expectations of our customers. Through bold and thoughtful designs, innovative technologies, and a richer and more rewarding driving experience, we are defining our unique place in the auto industry.

Our product development philosophy differs from that which many of our competitors follow. Rather than focus on what the competition is providing, we concentrate on what they do not. We listen to drivers to discover their unmet needs and desires, and follow the most promising threads of emerging trends. Our designs are bold, geared to electrify and inspire. We see little point in building vehicles that please everyone but excite no one.

The appeal of a Nissan goes much deeper than the fine lines of its body and the gleam of its paint. We make some of the world's most advanced high-performance engines and transmissions. From our renowned VQ engine series to the latest in high technology, continuously variable transmissions (CVT), we blend driving pleasure with safety, fuel efficiency, and real-world environmental solutions.

Nissan has a long history of leadership and innovation in the automotive industry. We began our quest to create the best cars in the world in 1933, when the company was founded in Yokohama. The first Datsun passenger car rolled off the assembly line two years later. In the years since, we have fashioned a reputation for bold and innovative products. We were the first company to design, manufacture and export a small pickup truck from Japan to the United States, and to build and export a sports sedan, the Datsun 510. And we were the first to produce a true sports car that was also affordable, the Z. Today, we build equally exceptional vehicles in factories throughout the world that consistently rank in the top tier for efficiency, productivity and quality.

In the future, we will take the Nissan brand into new segments and markets. We will accelerate the pace of automotive evolution. And our products will continue to define our brand with clarity and consistency that brings lasting value to all our stakeholders.


NISSAN

INFINITI


INFINITI.

Becoming a Globally Recognized Luxury Brand

In the realm of passenger vehicles, a luxury car is the thoroughbred all the others aspire to be. Constructed differently and with infinite care, it is meant for passionate buyers with exceptionally high expectations. A luxury car also demands extraordinary treatment; only the highest levels of attention to customer desires, needs and service will do.

From the time of its U.S. launch in 1989, Infiniti has been such a brand. Built using the ultimate in Nissan technology and production skills, an Infiniti is a merging of spirited performance, innovation and art, and embodies the achievement of something deeper—a vibrant alternative to the usual luxury-class competitors.

Infiniti has been the fastest-growing luxury-car brand in the North American market for three consecutive years. This success is based on a clear understanding of the Infiniti luxury customer and building distinctive vehicles that surpass even their uncompromising standards.

The brand's overwhelming success in the United States led to the decision to take Infiniti global as part of the NISSAN Value-Up Plan. Currently available in North America, the Middle East and Taiwan, Infiniti took its first step toward becoming a truly world-class brand with its entry into South Korea in the summer of 2005. Exclusive Infiniti dealerships there will offer a full passenger car lineup, including the G35 sedan and coupe, FX, Q45, and the all-new M.

South Korea represents a good first global market for Infiniti. The initial sales targets are modest but will help build a solid foundation for Infiniti's expansion into Russia, followed by China and then ultimately into Japan.

With a luxury brand of this stature, establishing the dealer network, along with a distinctive level of service and a highly trained staff, are absolutely critical elements for sustained success. Infiniti's global expansion is a significant investment that must be executed flawlessly from the beginning. The launch of the Infiniti into any new market will therefore be very carefully considered, thoroughly developed and painstakingly implemented to ensure the successful debut of a globally recognized luxury brand.

Light Commercial Vehicles

Making Light Commercial Profitable



ANDY PALMER
Vice President

"The auto industry has traditionally viewed light commercial vehicles—what we call LCVs—as factory-fillers; vehicles that were fine to turn out as long as they were marginally profitable. The difference today is that we think Nissan can profitably market LCVs in every segment and territory. Over the last two and a half years, for example, we've turned things around from a loss to an operating profit margin of 4 percent. That figure already exceeds the industry average. Now we're committed to bringing LCVs into line with the other areas of Nissan's business. By fiscal 2007, we plan to have an operating margin of eight percent and a 40 percent increase in volume to 434,000 units. That will bring us into the top rank of LCV producers and to the top in profitability.

One big consideration is that the average model in our lineup today is nearly ten years old. Creating a breakthrough with a lineup this old is difficult, and we examined the worth of continuing in this line of business. In the end, we decided to stay in and aggressively pursue profit. We came up with six strategies to make that happen:

- **Renew the portfolio.** During NISSAN Value-Up, we will start and finish nearly nine new vehicle actions.
- **Reduce cost and increase value.** We will accomplish these goals with the same customer-centered techniques used for passenger vehicles since the Nissan Revival Plan.
- **Enter new territories.** The market in Japan is flat or trending down, and there are many competitors in Europe. But China is an emerging market, and we have a strong relationship with Dongfeng, our partner there.
- **Pursue OEM deals.** We're open to cross-badging our vehicles under somebody else's name.


CARAVAN

- **Enhance the value chain.** The typical LCV owner keeps a vehicle for seven to ten years, and puts on five times the mileage of a passenger vehicle owner. If you treat LCV owners well, additional opportunities for income such as inspections, aftermarket service, and repeat sales will inevitably follow.
- **Build the learning organization.** Prior to Nissan's turnaround, we did not focus on the LCV market. We need to take the knowledge we now have about design, sales and conversions, codify it all, and pass the know-how on to the next generation.

In addition to the above initiatives, we plan to reduce the number of Nissan LCV platforms from eleven to two. Since we can't produce all our LCVs on two platforms, the others will be car-derived vehicles. Two models will be introduced in 2006, both embodying the new direction of the brand. The big breakthroughs, however, will come in 2007 and 2008. LCVs are functional by nature, but we believe they should also be inspiring. Design chief Shiro Nakamura is a guy who knows how to put out exciting products, and we're going to release some that shift the image of an LCV into a higher class.

Nissan does face some risks, of course. We have a slew of competitors, and the market is relatively small. That places pressure on margins. However, the biggest potential threat we see in fiscal 2005 is a rise in material costs. To mitigate these various risks, we have to clearly differentiate ourselves from the competition.

The Alliance is integral to our LCV strategy because we share a common goal with Renault, and that is to be the top LCV group in the world. The benefits of the Alliance include cross badging and sharing parts. We also have a CCT, or cross-company team, with Renault's LCV group, and share information and ideas every month."



Providing Profit and Supporting Sales

NAOTOMO UCHIMURA
President
Nissan Financial Services

"Sales finance is a core business in the auto world. Automotive financing supports car sales and provides additional income, which translates into increased profit for the Group. All Nissan finance companies operate under strict risk management control policies and must balance the drive for profit with active sales support.

In Japan, about fifty percent of customers use cash when buying a car. Corporate sales account for another 20 percent of the total, while the remaining 30 percent of customers use automotive financing. Therefore, we focus on capturing that 30 percent market, in addition to penetrating the cash customer segment. Nissan Financial Services, or NFS, has the highest level of market penetration in Japan, and our centralized customer center gives us a clear advantage over other finance companies.

A sales finance company is exposed to various forms of risk. One risk is interest rate fluctuation. NFS mitigates this risk by matching interest as much as possible. Almost seventy percent of our portfolio is on a match-funding basis. Another risk is credit risk. Fortunately, our portfolio is improving. The economy is getting better, and we've had success with a low-interest, 2.9 percent APR program. Because this is a competitive rate, it has attracted customers with good credit ratings who otherwise would have opted for bank financing.

We have also improved our scoring system for credit analysis. We have a new system that can automatically process 60 percent of all credit applications. Turnaround time for the credit decision used to take three to four hours, but with continuous improvement of our system it takes just 18 minutes. If the dealer submits the data online, turnaround is reduced to four minutes. This has really increased customer satisfaction. In addition, having a centralized system ensures that our credit standards are consistently applied.

The above improvements have reduced our loss ratio to below 0.3 percent. More importantly, 95 percent of applicants are approved for financing. The challenge is to reduce the loss ratio and rejection rate at the same time. We want to support sales by providing financing, and keep the loss ratio low.

In the past, NFS depended on the parent company for funding. Since Nissan and NFS had their financial ratings upgraded, we issued our first public bond in September 2003. We have also issued commercial paper and diversified our funding sources. As a result, our reliance on the parent company for funding has been reduced to almost zero.

Sales finance became actively involved in sales support during NISSAN 180. We have always been a source of profit, but now we are aiming to enhance the value chain as well. We have the largest number of business lines of any finance company, including credit loans, corporate and private leasing, car rentals, credit cards, insurance, maintenance and much more. Because we have more touch points with the customer, we have a great opportunity to easily cross-sell our products. Nissan is allocating more resources to light commercial vehicles, which is a perfect platform for us as well. And two years ago we created a fleet division with Nissan that provides both vehicles and a full range of services including total outsourcing of fleet management.

The Alliance with Renault has played a central role in our development over the past few years.

NFS and Nissan Motor Acceptance Corporation join with our counterparts from Renault and RCI Banque once a year for the Global Finance Synergy Meeting. We exchange ideas and best practices at this session, which has proved beneficial for both companies. The concept of offering fleet services, for example, originated with RCI Banque, which has been doing it in Europe.

Our performance is measured not only by volume, but also by return on assets. We will continue to increase revenues, reduce costs through process integration, and enhance the functions of our centralized call center and IT activities. We aim to diversify our sources of income through other business activities, such as insurance and maintenance, while improving the customer experience. We want to be the best sales finance company in Japan."

NORTH AMERICA



STEVEN R. LAMBERT
President and CEO
Nissan Motor
Acceptance Corporation

"At Nissan Motor Acceptance Corporation, our mission is to maximize the value of Nissan by providing competitive financial products and exceptional customer service. We are continually striving to support our customers by being an integral component of the Nissan North America sales and marketing plan, being the first choice of dealership financing, and by being the preferred lender to Nissan and Infiniti retail and lease customers. Since we mainly contribute to the Nissan global profit objective when a car is sold, we work closely with Nissan North America to support this sales process. Our overall market penetration—one of our key performance indicators, or KPI—was strong in fiscal 2004 at 49.7 percent for retail and lease combined. That means nearly half of all retail Nissan and Infiniti vehicles sold in the U.S. are financed through Infiniti Financial Services or NMAC.

Performance during NISSAN 180 was very strong as well, with penetration and profit levels higher than our budget objectives for all three years. This was partly due to the higher volume, but also as a result of our tight controls we kept on loss ratios, which we accomplished through good buying practices and closely managing our portfolio. In fact, roughly 75 percent of our portfolio is categorized as Tier 1 and Tier 2, based on the FICO or Fair Isaac & Company score. As a result, in fiscal 2004 our retail loss ratio was 1.1 percent, and our lease loss ratio was 0.4 percent. Both ratios have improved since the previous year. We also grew our dealer inventory-financing portfolio. At the beginning of 2003, we had 359 dealerships in our inventory floor plan count. By the end of fiscal 2004, that had increased to 595. It's a profitable business, and one that sets the stage for a strong overall relationship with the dealer.

On the cost side of our business, we have effectively managed our operating expenses, which represent another KPI. From the beginning of fiscal 2003 to the end of fiscal 2004 we improved our operating efficiency metric by over 20 percent, and continue to be among the industry leaders in cost structure.

Regarding our funding strategy, approximately fifty percent of funding comes from asset-backed securitization, making that our largest funding source. However, that proportion has been declining because we began using a variety of other funding sources, including commercial paper and bonds, after our ratings improvement. As a result, our dependence on Nissan North America for funding via inter-company loans will be reduced in the future.

Under NISSAN Value-Up, we will work closely with Nissan Motor Co., Ltd. and Nissan North America to provide additional sales-financing capabilities in new global markets, which can be a key to increasing sales volume. To achieve the same kind of success we have achieved in our new Mexican sales-financing efforts under the NISSAN 180 plan, we will support the global Infiniti expansion and other geographic growth, including developing financial products for the light commercial vehicle market."

Building on the Core



TOSHIO AOKI
Vice President

"We are the only forklift manufacturer directly owned by an automotive company, and that has created a number of synergies for our division. There's a natural link with the core business, for instance, given the powertrain of a forklift. However, we also benefit from other assets within Nissan, such as brand, quality, cost management, and marketing activities.

The bottom line is that we contribute to the Company's total profitability. We had our highest sales and profit in fiscal 2004. We now lead the industry in profitability, in fact, which I believe reflects the market's awareness of our superior quality. In this business, quality is everything, because our customers are investing in tools for their business. As we upgrade our customer service, I think we will be in a position to become the market leader.

Producing forklifts is the heart of our business, although we also build marine products, mostly fiberglass boats and outboard motors. During the year a major issue for our forklift division was the rising price of steel, which seriously affects forklift production. We increased our selling price in response, as did the rest of the industry. Fortunately, we met or surpassed our targets in Japan and in Europe, where we have a plant in Spain. We were slightly below our target for the U.S., however, the result of a slight delay in the start of production on a new model, which reduced volume for the year. We have since recovered our strength in that market, which we see as key to our continued growth.

A major contributor to our expansion was the release of a new forklift in Japan two years ago. At the time we had not released a new model in over seven years. Over the coming years we plan to introduce a new battery-powered model in major markets and enhance our service network. Since forklifts are production equipment, their sales are highly influenced by business cycles. To help maintain our profitability, we need to ramp up our parts and service businesses, which can be a significant source of income.

We have made a tough commitment for the NISSAN Value-Up period, and that is to increase our profitability until it is in line with Nissan's other operations. This will require some bold steps, but doing so will make us the industry leader. We are currently expanding into producing other material handling and warehousing equipment. We also see opportunities for quality forklifts in China, despite the competitive market there. Used forklifts can also be a profitable business as well, and we are looking to increase our involvement in that area.

Our marine-related business has been profitable since 2000, when we restructured the business by expanding the marine product line-up and strengthening marina operations. Now we are focusing on larger boats and investigating the possibility of manufacturing in China. We are also researching the recycling of plastic and fiberglass boats, which is a major environmental concern as well as a business area of major potential."

RENAULT NISSAN

Allied for Independent Success

Various Models

From the B Platform


CLIO

CLIO



MARCH/MICRA

From the C Platform



MEGANE



SERENA

NISSAN Value-Up has set aggressive objectives for sustainable growth at Nissan, and Alliance support is a key to attaining those objectives. While its role is not rigidly defined, the Alliance will nevertheless be an integral player in the process.

A major change in the Alliance is that Carlos Ghosn now serves as CEO of Renault and Nissan. As the chair of the executive committees for both companies, he has an invaluable dual perspective that will help us solve major issues, identify fresh opportunities, and create more strategic discussions within the Alliance board. "Synergy" is an overused word, but in this case an entirely appropriate one.

An example of this purposeful fusion is in benchmarking competition. Confidentiality effectively prevents the accurate comparison of performance between two different companies. However, the Alliance transparency policy between Nissan and Renault makes such disclosures natural and beneficial, presenting opportunities to identify avenues of progress from two angles.

Engineering is one specific area where the Alliance presents opportunities for better coordination and resource optimization. Powertrains offer a practical example by combining the expertise and industrial capacity of the current Renault and Nissan workforce, both partners can upgrade the quantity and quality of their output. When engineers challenge each other, better concepts are the rule rather than the exception.

Another prospective area for synergy is in General Overseas Markets (GOM). Further optimization of the Alliance will help us to penetrate these widely dispersed markets, particularly where one partner is present and the other is not. For totally new markets, both companies will meet to decide which will enter first. This is more than just a sales and marketing strategy; it is also about production optimization. One company can use the other's production capacity to test a new market, which lowers cost and risk.

A key here is that both companies must operate in tandem. We will only pursue opportunities that offer a win-win situation. If it is not mutually beneficial, we will either find a way to balance the equation or abandon the project.

In 2004, the Alliance released its Vision-Destination paper to clarify the cooperative aspects that would make both partners successful. It reinforced this unique partnership and set precise targets for the Alliance, including becoming one of the top three automotive groups in quality, key technologies, and total operating profit. Vision-Destination created a positive environment of intramural competition.

The real importance of the Alliance lies in its potential. The two companies do not exist in separate worlds, but they do possess different cultures and strengths. Renault is strong in Europe, which is good for Nissan. Nissan is strong in Japan and North America, which is good for Renault. We can challenge each other, and in doing so, drive ourselves to greater heights.

OUR WORK

Our Work

NISSAN IS A WORLD-CLASS AUTOMOBILE MANUFACTURER.
TO ENVISION, PLAN, BUILD AND DISTRIBUTE MILLIONS OF AUTOMOBILES
TO THE WORLD REQUIRES A CLEAR DEFINITION OF ROLES AND PROCESSES.
AT NISSAN, OUR BUSINESS DIVISIONS COMMUNICATE IDEAS ACROSS COUNTRIES,
CULTURES AND FUNCTIONS TO DEVISE THE TRANSPARENT,
EFFICIENT SOLUTIONS THAT CREATE SUCCESS. THIS IS THE NISSAN SHIFT_





OUR WORK



Building on Strengths and Being Innovative

CARLOS TAVARES
Executive Vice President

"The Planning Group covers a great deal of corporate territory and handles a number of key responsibilities within Nissan. Our Corporate Planning division, for example, oversees strategy, setting the Company's long-term course under the Executive Committee's direction. The two creative divisions, Design and Product Planning, create value for the customer. Together, those three divisions form the core of our group, surrounded by several other key divisions. Market Intelligence supports Design and Product Planning in customer understanding. The people in Process and Resource Management provide the practical direction and restraint a company of our size must have when deploying its resources. And Program Management drives the implementation process, turning the work of all the other divisions into reality.

The role of Corporate Planning is to look to the future and devise ways to take advantage of the business opportunities we identify. In the past, the division relied primarily on three-year plans such the Nissan Revival Plan and NISSAN 180. That strategy served the interests of Nissan stakeholders well. The Company is now sound, and the power and constancy of vision Corporate Planning provides will determine how well Nissan maintains its strength. However, in addition to the mid-term plan, we have now entered a phase that requires us to extend that vision and implement a longer-term plan. Corporate Planning is working closely with the Executive Committee on this matter.

Design and Product Planning are central to the creation of Nissan's strength. Both focus on satisfying the consumer's unmet needs, and create value in the process. Our product planning DNA is to identify and target our customers, and do it better than our competitors. Rather than simply throwing a product into the market and waiting for a response, we first seek a deep understanding of the expected response. Only then can we create a product consistent with that understanding.

One key for both creative divisions is to focus on "customer clusters." We refuse to spend our money to develop products that should please everyone. In fact, we may invest in a certain innovation because we understand that a particular subset of customers will appreciate the performance it provides. Our process is very focused, and may even target a smaller customer cluster that no one else is addressing. The marketing process for these two divisions is deep and accurate. This creates value through differentiation.

The NISSAN Value-Up plan is about focusing on strong products that reinforce our brand, pursuing new concepts and innovation, and expanding geographically in a stronger and faster way. During the Nissan Revival Plan and NISSAN 180, we introduced some influential and innovative models—the Murano, the Z, the FX and the X-TRAIL, to name a few. It would be a mistake not to capitalize on those successes and reinforce the brand. At the same time, we cannot rely solely on our current concepts. Launching a new product naturally requires significant expenditures, because awareness and understanding must be created for the new product. We must differentiate to succeed, devise new products and concepts, and venture into areas that others have not. During the NISSAN Value-Up period, we will offer products that build on past successes—without being conservative—as well as products that are new and innovative. Our brand pyramid shows us the way to be both 'bold and thoughtful.'

Our Market Intelligence division, which supports the Design and Product Planning teams as well as other divisions throughout the Company, is relatively new. The division's experts not only supply research data, they also help shape surveys to answer precise questions and identify the traps that are often hidden within surveys. One challenge for the Market Intelligence people is to clearly communicate their conclusions to the Company's decision-makers. If only their peers are able to understand the data they produce, their efforts and the data itself serve no purpose. In addition, this division is challenged to standardize and extend best practices globally, while maintaining a regional focus when appropriate.





The Process and Resource Management division is one of Nissan's greatest assets. They are sometimes perceived as too rigid, and it is true that the division has established quite a number of rules. However, I easily imagine what can happen to a company without rules. The point, really, is to keep the structure and provide some freedom when needed. The core creative divisions can add great value to a process, such as when they interact with the advanced engineering team. When the creative people are happy with what they have developed, however, someone has to support the complex process of creating added value. That responsibility belongs to the Process and Resource Management division. Otherwise, a nicely crafted process may never be implemented. But at Nissan, employees in the Process and Resource Management division serve as the guardians of the timelines and support the implementation of processes. If a process is not working as we planned, they get the project back on track in a smooth and efficient manner. If a process is no longer relevant, they quickly organize a taskforce to update it.

So Corporate Planning provides the direction, Design and Product Planning create products with value, and Market Intelligence and Process and Resource Management support the creative teams. Someone has to drive the implementation, and that role belongs to our six program directors in Program Management. The program directors are involved from the beginning. They are businesspeople, the CEOs of their own platform businesses. Each has a different part of the vehicle lineup, but the substance of their mutual targets and commitments is simple: profit. Program directors make it happen. They ensure that everybody in the Company keeps each project consistently profitable through all phases: planning, development and launch, right through to the end of the lifecycle. Our program directors are persuasive people with strong characters, special skills and attributes, and they are not afraid to challenge the system. Their diversity contributes tremendously to Nissan's success. The cumulative work of all these divisions results in a very consistent organization with an upstream process that creates value.

Looking at Nissan's global output over the last six years, it is clear that some terrific products have been created, and the value of the Company as a whole is greater. There are many scorecards that reflect this, and our stakeholders certainly know Nissan's success first-hand. At the same time, we must prepare for the future. We need to reinforce the strength of our program management groups and establish more precise, accurate groups to standardize and improve processes for the future. Ironically, our achievements have created uncertainty for the future. Success creates risk, and the more we highlight our successes, the more we raise the anxiety level of investors. How can our new products be as good as those already released? How can we keep it all going?

One way to sustain our strong pace is to take greater advantage of the Alliance. The value is there, in areas such as purchasing, development, benchmarking, sales networks, market knowledge and even financial strategy. Yet we must maintain both a balance and a clear separation between the brand identities of Renault and Nissan. Neither company wants to make the same cars, or have the same corporate culture, or have its brand mistaken for the other. We will continue to derive benefits from this strategic partnership while remaining Nissan.

Nre Global Product Launches

	NISSAN 180	NISSAN Value-Up
New Products	31	28
Start of Production	44	70

28 All-New Models

10 New Conquest Models	28
18 Replacement Models	

OUR WORK





Within the Company, positive tension is what keeps us going. Our recent success has been a learning experience for us. It created a unique set of values and skills, and these are not going to disappear. Moreover, the core skills that now exist in Nissan are what will drive us forward. And we will not lose these skills because we now attract and retain the best employees. The organization is more efficient, and we can push our teams towards higher targets because their confidence level is higher.

We displayed that confidence when we introduced the Murano in the U.S. Crossover vehicles were a new concept for the U.S. car buyer, and that carried a risk. The product planners boldly pushed ahead, though, and after the Murano became a hit in that market, it proved equally popular in Japan and Europe. Now, with new product launches rising from 44 during NISSAN 180 to 70 in NISSAN Value-Up, and with global expansion in markets outside our traditional regions, you can see how the product planners benefited from the Murano's success. From the conceptual stage onward, they now have the confidence to make strong projections about how many customers a model will have around the world. Their mindset is, we've succeeded before with Murano and others, so why not try this again on a global basis? They can identify and target certain customers but then propose skipping a particular market to avoid compromising the concept. We don't want to make bland cars, where we design one variation for Europe, another for Japan, and something else for the US. There is no flavor, nothing special, about a chameleon car that tries to please everyone. The Murano was the kind of strong, innovative concept that prospered because it was not a compromise.

These are the things that we as planners can do. For instance, if we understand that in one market diesel engines are very important, the engineers can create a package that takes that into account. We are not compromising, but creating the proper combination to address specific needs from the start. With a car like the Z, for instance, we will not compromise. We will make a clear choice, even if it means losing some volume in other markets. Cars like the Z are not volume seekers; they are brand builders.

The global expansion of the Infiniti brand is another example of building a brand. Developing and building Infiniti is about making a specific brand decision. You can't advertise a luxury brand like this in the same way you do a standard non-luxury brand. The typical Infiniti customer might never buy a Nissan, for example, because it's not exclusive enough. So in the Planning Group, we have a lot of work to do upstream, going deep into brand understanding and then deploying this understanding on specific products, features that span across multiple car lines, perceived product quality, materials and so on.

Brand is about consistency; keeping on track, building step-by-step to sharpen the awareness that we are professionals with finely tuned cars meant for very specific customers. For example, in the recent launch of the Infiniti brand in Korea, everything in support of the brand had to be outstanding from the beginning—the sales network, the service, the people. We are going to do great things with Infiniti as we take the brand global over the next five years.

Like the global expansion of Infiniti, our Light Commercial Vehicles (LCV) business presents another breakthrough opportunity during the NISSAN Value-Up period. In the past, Nissan, like other OEM producers, often placed the LCV business behind other product lines. Some view these vehicles as unprofitable, but that is only true if they fail to address customer needs. We are now committed to bringing LCVs in-line with Nissan's other product areas. We are looking to introduce a new generation of LCVs, with innovations and features that will satisfy customer needs that have not yet been met. From a design standpoint, we also want to demonstrate that LCVs are more than just utilitarian. We have several exciting products in the LCV pipeline that will bring something new and fresh to this market.

Here in the Planning Group, we understand that we must protect the Nissan way of being creative. But while fostering that creativity, we will continue to standardize and refine our processes, building on what we have learned and applying these processes during this period of sustainable growth and profit. That balance between creativity and rigorous process management will keep Nissan on the path of global profitable growth."


Thoughtful

The Soul of the Company

STEVEN WILHITE
Senior Vice President

"If you think about the inherent value of a great business, brand is enormous—often more valuable than the company's tangible fixed assets. In the minds of consumers, the brand *is* the company. So everything we do to define and position our brand, to make it more powerful and compelling, yields immense value for our employees, our dealers and suppliers, and most importantly for our shareholders and other stakeholders. That in turn manifests itself in higher sales, better margins and lower marketing costs, elevated levels of customer trust, better word-of-mouth communication, and better advocacy in the marketplace.

After the Alliance was created, the new management team came in and made several critical decisions. One was a call to clearly define Nissan as a global brand. The message was clear. Nissan was not going to be a supplier of commodity automotive appliances. We are building cars that capture people's imaginations. Cars that are fun to drive, that people want to drive. Cars that might not be for everyone—that could even prove polarizing in their design and performance characteristics—but cars impossible to ignore, cars that quicken the pulse.

Well, our team got the product right, and it's up to us to get the branding right.

Another decision was that we are one company, with one brand worldwide. That doesn't mean pursuing a cookie-cutter approach, with the same cars or communications everywhere; instead, it is a declaration that our core values will be more carefully defined and articulated in every market where we compete. We have set up very specific targets for the brand. My personal mission statement is to build Nissan and Infiniti into the most clearly defined, powerful brands in the automotive industry. We created a brand scorecard to measure our performance, covering aspects like retail sales, market share, profitability, total distribution costs, as well as purchase intentions and opinions about the brand in several categories. In virtually every market around the world, all of these metrics are moving in a very positive direction. We're happy about that, but certainly not satisfied.

Historically, brand management has been about enforcing brand standards, guarding your visual identity and brand identity, making sure that intellectual property is managed intelligently and advantageously. We're working on changing that focus, being more strategic and more opportunistic when thinking about growing our business rather than simply protecting existing assets.

Some people mistake advertising or public relations, or the way you greet customers in the showroom as the brand. In reality, everything we do as a company affects the brand. Every customer interaction with our brand helps define who we are and what we stand for, not only for that individual customer but also for everyone that customer interacts with.

Simply stated, the core strength of the brand is the core strength of the company. Assets are perishable; financial strength is ephemeral. The values the brand can define, and the behaviors the brand can drive, give the organization clarity in the marketplace. Brand also gives people here at Nissan focus. Our brands are, in fact, the soul of the company."



Nissan at the 2005 North American International Auto Show (NAIAS)



Infiniti presentation at the 2004 NAIAS





Shaping a World-Leading Brand

SHIRO NAKAMURA
Senior Vice President

"Our goal is very simple: make Nissan the world leader in design. Design is about shaping products that naturally draw the eye, and yet it is also an intangible asset that creates shareholder value and competitive advantage. The power of that attraction translates into a higher selling price. Ultimately, a design's true worth is measured in profit and the number of cars sold.

At the same time, design is a visual message from the company. The brand's philosophy must be consistent, because brand value directly relates to profit. Automobiles are my main responsibility, but design—specifically visual brand identity—covers much more than that, including motor shows, showrooms, new car launch events, and even the shareholders meeting. Whether it is through cars, buildings or showrooms, we express a variety of visual messages, but the overall message must be constant and coherent. You must sense the unity and power of the brand.

I am in charge of the Design Center globally. We have seven design centers around the world—three in Japan, two in the U.S., one in Europe, and one in Taiwan. There are nearly a thousand designers are working together across the globe, with 700 in Japan, 100 in the U.S., 100 in Europe and approximately 30 in Taiwan. For the moment, that's an ideal mix. We've aligned our goals, strategies and processes to unify this international team. Yet we feel there is a definite creative advantage in having each design center maintain its own character and culture. It ensures that fresh perspectives keep coming. We don't want a uniform viewpoint. We all have the same goal, but there are different ways to get there.

For example, when developing the Z, we put the three main design centers in competition, which was very healthy and stimulating for the entire team. In other cases, we assign the design to one center. The Titan truck was designed and engineered in the U.S. Nissan Design Europe in London often does the same. We also exchange designers, including senior staff, between the different centers. One of the assistant design directors from Nissan Design America is now working in Japan as a chief designer.

We have a simple design decision process consisting of three stages: concept, selection and model freeze. During the initial stage, we gather research data from the Market Intelligence Department and other sources within



Nissan Design America









Nissan. While we consider this data, it is not directly integrated into our designs. If you simply react to opinion surveys, you try to please everybody, and that results in boring cars. We try to tune into the inner voice of the customer, looking into their life and values to discover what they really want. When you're sitting in Japan, for example, it's difficult to know the values of customers elsewhere in the world. Our global design centers bring us closer to that customer. Mr. Ghosn is the chairman of the design decision committee, which includes all the related executives, and they are a source of insight as well.

The Alliance with Renault has been useful in our work. We study each other, benchmark performance, and share best practices. While it is impossible to effectively benchmark against your competitors, the Alliance transparency policy allows us to identify a particular process and examine everything, and Renault can do the same. This leads to new ideas. It's stimulating working with them, but of course neither company wants to turn out the same cars. It's healthy to maintain these differences and our identities. That is what makes the relationship an alliance.

I think we did a very good job during the Nissan Revival Plan (NRP) and NISSAN 180. One of our greatest successes is that top management made significant investments in design immediately after implementing the NRP. If they hadn't, there would not have been any new products during NISSAN 180. Although the NRP focused on cost containment, management recognized that design was essential in building the cars that people long to own.

That investment continues today. We will soon open the Imagination Factory design center in Japan. We have also expanded the Farmingham center, renovated the San Diego studio, and built the new Nissan Design Europe in London. Nissan has world-leading design facilities and a highly talented and motivated staff. We have no trouble recruiting top designers.

Although we've accomplished a lot, we can never afford to be complacent, especially after the way our competitors have responded to our strong statements in design. While we do have great cars, as a brand Nissan is still not at the top of the industry. You will see more exciting designs from us in the next few years, however, and by 2010 we intend to be the top brand. We are working on that even as we focus on designing profitable models. Contributing to Nissan's sustainable growth is our responsibility as designers, and we take it very seriously."


ZAROOT concept car


AZEAL concept car

Better information, Better decision

Market Intelligence



ASAKO HOSHINO
Vice President

"Why does a company conduct market research on consumers? It is not just about asking the customer if they prefer A or B, which is often what managers want to know. Accumulating knowledge on consumer behavior and emerging trends is how you come up with ideas that are truly focused on the customer. Our aim is to gain the deepest understanding of the customer possible, and use that insight to identify future trends.

The Market Intelligence department is relatively new, formed by combining the research functions once carried out separately by various divisions. The merger and our independent status have brought several practical benefits. We now have uniform procedures for conducting research, better research methodologies, and greater objectivity in the interpretation of the data. Today, we're a team of experts in this field, not simply coordinators between research organizations and the decision makers. We are often benchmarked by other industries.

When the department was first established, Mr. Ghosn made one thing very clear: Do not attack the methodology! Different business areas may complain when we release information that is negative or differs from their objectives. However, they cannot attack how we came to our conclusions, because our methodology is considered the best within the organization. We are transparent in our selection of methodologies and how we approach conclusions. Among the various areas, we aim to be the department that most effectively utilizes the PDCA—plan, do, check and action—cycle. We are always working to get better and more accurate information to upgrade our methodology. Every year we hold a PDCA session to review our methodology with other departments. Anyone can assess Market Intelligence at this time. This is also a great opportunity to share methodologies and approaches with various functions.

We also conduct trend review meetings with all decision-makers, including non-marketing officers, to understand social, consumer and value trends so that we can identify sources of innovation for all areas. This makes us unique. Our analysts enrich the analysis, interpretation and forecast because they are aware of global social and consumer trends. The trend review meetings also remind people in all departments—even those not directly involved with sales and marketing—that customers are truly the center of our business.

We work with different research experts and companies as our partners. They offer a variety of high-tech techniques such as glasses with cameras that track eye movement, instruments that measure brainwaves or pupil dilation to detect preferences, and non-categorical measures that help us find personal evaluations of perceived quality or design. Our job is to evaluate these research companies and their output, and to develop the best methodology for our issues. We are always refining the tools we have and looking for new ones that will boost our accuracy. Our strong ties with outside experts are a source of competitive advantage for Nissan.

Again, it all goes back to being customer-oriented. Confirming that customer-oriented stance will create value for Nissan. Market Intelligence must be a dedicated evangelist for this change."


TIIDA


NISSAN


Sales & Marketing



YUSUKE SEKIGUCHI
Vice President

"In 2003, I was the "pilot"—essentially the project leader—of a cross-functional team that redefined the traditional sales function as a marketing function. Now I cover car sales as well as traditional marketing activities such as advertising and sales promotion. This is part of our effort to address one of the most competitive auto markets in the world—Japan.

Our dealers conduct sales activities in the marketplace, and our role is to ensure that what they do reflects Nissan's plans. We also gather customer feedback from the showroom to see how we can improve processes. Direct communication through online outlets is another new way of reaching out to customers.

Although the total market in Japan was down in 2004, we managed to pick up market share. The two halves of the year were completely different, however. The first half was the 'dry season'—where we didn't have any new model introduction for over 12 months. We underestimated the impact that would have on our business, and the dealers had a tough time because of it. Then we organized the SHIFT_ event in the second half of the year, and for the first time ever introduced six new models simultaneously. This completely changed the playing field. While it was a challenge for the dealers to launch six models in five months, it had a significant and positive impact.

Japan's population peaks in 2006, and automobile demand is expected to decline thereafter. With this in mind, we've been focusing intensively for the past three years on building customer relationships. We realize we must increase and enrich our contact points with customers to raise our market presence. To this end, we decided to retail the full lineup through both our Red and Blue dealer channels, which formerly offered different products.

Our next task is to improve the quality of the sales and service process. We have already upgraded the management of our brand identity through various methods. For example, individual dealers used to handle newspaper insert production. We moved all insert production to headquarters, which not only reduced costs but also created a more powerful, uniform communication to customers. Today, 15 percent of our showroom traffic is generated from these inserts, an increase from 6 percent prior to centralization.

The introduction of the Tiida provided an interesting test case in interactive communications for us. Not long before we launched the car, blogging became very popular in Japan, as it has been elsewhere. There are many car-related blogs where people share information about their favorite cars. As an experiment, we started a blog about the Tiida and encouraged people to comment on the car. This was the first proactive usage of automotive blog in Japan and brought a tremendous response—it actually became the market leader in terms of unique visits. The blog proved to be an amazingly effective way to generate word-of-mouth and communication between Nissan and its customers, and we will continue to utilize this channel in various ways.

Another positive change in our division is a more cross-functional way of doing business. We communicate frequently with upstream functions such as Design, Product Planning and Communication through V-up and cross-functional activities. This is an essential exchange, because when Nissan creates a new product or service, we are responsible for communicating the unique value we provide to the customer through 'SHIFT_ points.' We are demand creators, and that is how we create value for the company."





Aftersales



JUNICHI ENDO
Senior Vice President

"Aftersales was established in 2002 because Nissan wanted to expand the scope of what was once the Parts Division. Our primary objective is to extend the value chain. We are trying to engage new-car owners for a longer time by offering an extensive range of attractive aftersales products. These products include parts, service contracts, conversion—both accessories and customization—and new service methods such as quick inspection and quick body repair. Global Aftersales covers the downstream business in cooperation with other marketing and sales divisions.

This has become an increasingly global function as we deploy and monitor various programs throughout the world. For example, Project SX, the new Nissan service standard, should drastically improve dealer service operations. This program educates dealers on how to be more customer-oriented by providing insights into productivity, marketing and management. To increase service productivity and efficiency, we send former factory foremen and engineers to various service workshops to analyze service staff performance. This will help cut repair times and improve customer satisfaction. The Nissan Sales and Service Way is also a tool used to increase the quality of service provided by all dealers. Its successful implementation has enhanced customer satisfaction worldwide.

The conversion business in Japan looks very promising. We discovered that 50 percent of car owners want to customize their vehicles, and 28 percent already had. Such a high penetration rate illustrates how much people want a car that's different from everyone else's. The Rider series—customized versions of Nissan cars developed by our wholly owned subsidiary Autech—are very popular, especially among younger Japanese. The series exemplifies the major potential of the conversion business.

Global Aftersales is a young division, but we've performed well from the start, meeting our global commitments every year during NISSAN 180 and contributing to the Company's growth. We have expanded nearly 20 percent year-on-year between 2001 and 2004, and intend to continue this momentum during NISSAN Value-Up. We will optimize our cost structure by sourcing parts from the leading competitive countries. We are striving to develop an even tighter relationship with our customers and to provide them with new services throughout the ownership cycle. I believe this broader range of aftersales services will provide sustainable growth in Nissan's revenues and profit."

MOTORSPORTS



Motorsports is a dynamic form of marketing that offers a natural forum for presenting the Nissan brand. On the track, Nissan's technologies are pushed to the limit—and sometimes beyond—under grueling conditions.

Nissan participates in a wide range of motorsports, including the Super GT Series. This is the most popular racing series in Japan, and is increasingly broadcast around the world. Motorsports will remain an important marketing outlet that enhances both Nissan's brand presence and our engineering capabilities.



Speed, relevance and trust

SIMON SPROULE
Vice President

"The role of Communications at Nissan is far more dynamic today than it has ever been. We are looking beyond traditional methods such as advertising to talk with stakeholders and approaching communications in a more strategic way. We are trying to not only become more effective but also more efficient and more proactive. We're not just pushing messages out and waiting to deal with issues that come up.

As part of that more proactive approach, we're reaching out across the world, talking with our stakeholders, and looking for issues—both positive and negative—that may affect our business. At Nissan, Communications is focused on creating opportunities for the company to tell its story in a relevant way to stakeholders.

One immediate need is to globalize the company's communications. We're working toward global consistency, behaving not as isolated regional units but as a single global entity with a strong single voice. However, that is not at the expense of local sensitivities and addressing the unique requirements of local stakeholders.

We take communications within Nissan itself just as seriously. Our new internal motto is 'No surprises.' That means no employee should ever read about something going on at Nissan in the media first. There is always speculation in the media, which employees naturally read like anyone else. We are focused on building our internal communications to the point where employees trust us over what they're hearing outside. Our hope is that, when they read something about Nissan, their first impulse is to confirm it internally.

It is our belief that Nissan employees deserve an internal communications system that operates at the same speed and effectiveness as an external news agency like CNN or the BBC. Last year we introduced a significant new internal communications tool called WIN—Workforce Integration at Nissan, our global employee intranet. WIN gives us a powerful global tool that links all employees who have access to a PC. Prior to WIN, it could take weeks to share video with employees of a major company event. WIN and technologies such as streaming video have cut that communication time from weeks to just hours. But we are not resting here. We recognize that mobile communications is a growing new force in how people get news and information and have a number of projects looking at delivering important news to our employees via devices such as mobile phones.

Whether it is with governments, local communities, pressure groups or non-governmental organizations, we also need to be able to respond to interest in our company across a wide variety of issues. For example, we are seeing increasing interest in Japan and elsewhere about Corporate Social Responsibility or CSR. This year, we decided to establish a dedicated function within Nissan that focuses solely on this area. Our first year will be spent defining CSR in Nissan, which areas we should concentrate on and how we will measure our progress. We are also taking a fresh look at corporate citizenship to ensure that we are giving back to society in a way that is consistent with the values of our company and employees.

CSR and corporate citizenship are closely related because people naturally link the good works a company performs to its role in society. We want the company and its brands to touch everything we do, and corporate citizenship activities should reflect our values and attributes. The three pillars of Nissan's corporate citizenship are in education, the environment, and humanitarian activities. Meeting the latter commitment, to give one example, means not just reacting to disasters but being proactive as well. We want to move away from simply writing a check to a much deeper level of involvement, and we will be taking this policy beyond the local community perspective to the national and global level.

We see our share price as a direct function of communications, a function of expectations. Whether we are delivering results or providing information to investors, we know that speed and transparency are vital. Our Investor Relations division works hand-in-hand with our external and internal communications teams to ensure the timely delivery of that information. Speed, relevance and trust are at the core of all communications at Nissan."



Pursuing Value Through Technological Excellence

MITSUHIKO YAMASHITA
Executive Vice President

"I have two prime objectives. The first is to realize our corporate vision, 'Enriching people's lives,' from an engineering standpoint. The second is to create a future vision for people working in R&D. Research and development is all about providing practical value to the customer via technological excellence, which in turn creates value for our shareholders. Nissan has made a major commitment to technological excellence so that we can accomplish these objectives.

Research and Development

Nissan's investment in R&D has been rising. In fiscal 2004 we devoted approximately ¥400 billion to it, equivalent to 4.6 percent of our turnover. We estimate that our financial commitment to R&D will continue to range between 4.5 and 5 percent. R&D investments take a lot of time to pay off, of course, so it's difficult to evaluate our evolution over the short term. Given our expanded output, however, I believe that we are headed in the right direction.

For example, the number of patents we have generated is growing quickly, exceeding 4,000 in fiscal 2003—more than twice the fiscal 1999 figure. And the number of research papers we present at societies such as The Japan Society of Mechanical Engineers rose dramatically in fiscal 2004. These are direct results of our commitment to research. We are also generating more new technologies related to safety and the environment, such as the Around View Monitor and the lane-keeping system.

We have succeeded in shortening our production pipeline, too, using a new vehicle development process called V3P that our engineers devised over the past three years. V3P, which stands for Value-up innovation of Product, Process, and Program, has helped us cut our development time almost in half, from 20 months to just 10.5 months. I believe this makes Nissan the world benchmark in development. That improvement is having a major effect on the flexibility and execution of R&D at Nissan, and will ultimately boost the company's profitability.

The number of new products we have brought to market over the past three years is equally significant—more than thirty new vehicles. That's an impressive engineering achievement, and the reason you are seeing so many new Nissan models on the road.

Our R&D infrastructure, however, is still in need of expansion. We've therefore begun building new facilities at the Nissan Technical Center, NTC, and at the Nissan Advanced Technical Center, NATC, both of which are in Japan. These additions represent a major investment, and show Nissan's dedication to maintaining and enhancing its technological skills.

Our technology base is in Japan, where we have some ten thousand people involved in R&D, but we also have two major centers in North America and Europe, and smaller operations in Taiwan, China, Thailand, South Africa and Brazil. In the past, these entities were mostly standalone operations, but today there are many more joint projects


Rear active steering


SAN
Intelligent cruise control


FUGA
Shock-absorbing body, to reduce pedestrian injuries





and much more collaboration. The core engineering is common to all—that's why the different organizations can work together so closely, and why we're more efficient today. While each engineering center remains responsible for meeting the specific tastes or specifications that its local market demands, we have global oversight to ensure consistency, with NTC supervising overall resource management and facility investment.

We are building on these strengths through greater collaboration with our suppliers—our project partners—and doing it much further upstream. For example, we are creating a facility at the NATC where we can disclose our plans to suppliers during the very early planning stages. This means we have to be much more open than before, but in return we will gain a great deal from the ideas our partners bring.

The Alliance with Renault is another major strength for Nissan R&D. We identify areas of mutual interest and decide which party will develop specific projects. Our basic operating principle is to avoid duplicated efforts. We can work separately, or together if there is mutual interest in the development. For example, we have studied fuel-cell vehicles—FCVs—as well as, advanced materials, safety, and other areas together. Our shared goal is to maximize the benefits so we will rank among the top three entities in technology worldwide.

R&D Investment


(Billion yen)
(% of net revenue)
500
400
300
200
100
0
5
4
3
2
1
0
3.8%
4.2%
4.4%
4.8%
4.6%
232
262
300
354
398
'00
'01
'02
'03
'04

Patent


5,000
4,000
3,000
2,000
1,000
0
'99
'00
'01
'02
'03

Research Paper


120
100
80
60
40
20
0
'00
'01
'02
'03
'04

The number of research papers presented at JSME (The Japan Society of Mechanical Engineers), JSAE (The Society of Automotive Engineers of Japan), SAE (The Society of Automotive Engineers), FISITA (The International Federation of Automotive Engineering Societies)


Testing at Nissan Advanced Crash Laboratory


CARWINGS telematics system


Aluminum parts

Safety

In the area of safety, we have established Vision Zero, the goal of which is to reduce the number of fatal accidents to zero. As a reference point, we are using the number of such accidents in 1995 that involved Nissan vehicles. We realize that accidents cannot be completely avoided, so our objective is to be substantially zero in the future. To achieve this, we have set a series of milestones, including cutting the 1995 fatal accident figure in half by 2015.

Interestingly, while the number of fatal ones is decreasing, the number of all accidents in Japan is increasing. Our first goal is to decrease the overall accident count, which should further reduce the number of fatalities. Several factors contribute to accidents, including driver inexperience and higher speeds. Based on these factors, we came up with the approach of Safety Shield. Safety Shield establishes a timeline for the entire accident, covering the safe driving zone, the moment before the accident, the actual crash, the response time by authorities, and the time taken for post-accident rescue.

In the past, safety technology primarily focused on dealing with damage in and around the vehicle, such as airbags, body structure design, seatbelts and crumple zones. Now we are studying normal driving conditions and researching how we can keep car and driver in the safe driving zone. In cases where the driving environment becomes unsafe, some type of warning would usually help the driver to return to the safe driving zone. A driver actually in danger has probably lost control of the car. In the latter cases, we must focus on safety technologies that prompt the vehicle itself to automatically assist the driver. An example of this is Nissan's Lane Departure Prevention system or brake assist: When the vehicle approaches the lane markers, this system not only warns the driver to pay attention through a display and an audible buzzer, it also generates part of the necessary yaw movement needed to return the vehicle to its lane and safety.

Another Nissan safety innovation is the Around View Monitor. This system offers a 360-degree view on a dashboard display of what is around the vehicle. In addition to significantly reducing the blind spots in driving, the Around View Monitor is helpful when parking, since it improves the driver's field of vision and enables better maneuverability.

In developing safety technologies, we also look at the conditions that exist seconds before an unavoidable crash. With this information, we can provide technologies to minimize the impact and damage in addition to notifying the authorities and calling for assistance afterward. Because we are building on actual accident data, the final stage in the Safety Shield involves collecting and analyzing the data and feeding what we learn back into the development process. We have committed ourselves to introducing over ten new safety technologies during the next three years, spanning the entire driving range from the safe driving zone to the actual crash.

For more on safety at Nissan, please see the *2005 Nissan Sustainability Report*


Normal Driving
Risk
Accident
Post Accident
Helps maintain safe driving
Helps correct to safer condition
Intervenes to safer condition
Prepares for crash
Helps Mitigate crash injury
Helps mitigate post-crash injury
Risk has not yet appeared
Risk has appeared
Crash may occur
Crash is unavoidable
Crash
Post crash

Safety Shield—concept image


Cameras
Display

Around View Monitor




Altima Hybrid


Sentra CA (USA)

The Environment

We have extended the Vision Zero concept to our work on environmental technologies. In the area of emissions, for example, we are investigating CO_2 and other substances with an environmental impact, either indirect or direct. Nissan's goal is simple: zero emissions. The primary focus for us has been CO_2 reduction, and we have been quite successful in this area.

Nissan is developing new hybrid technology as well. However, we do not believe this technology is sufficiently mature enough yet for wide application in the market. It would be easy to sell 1,000 or 10,000 cars, but that is neither an effective solution for the environment nor a financially viable proposition for a manufacturer.

Nissan's greatest strength is in current technologies such as the CVT, or continuously variable transmission. The CVT is a low-cost, advanced technology that can be applied to all types of vehicles to significantly and immediately reduce CO_2 emissions. In comparison to a hybrid electric vehicle, or HEV, a CVT-equipped car reduces CO_2 emissions by 20 percent. So if we sell five CVT-equipped vehicles, the effect would be the same as selling one hybrid car. Our current plan is to sell a million CVT vehicles, which would be equivalent to 200,000 HEVs—a significant figure.

We have to meet certain CO_2 emission levels. The first pillar in our efforts is to develop strong future technologies. To do this, Nissan must have a clear, precise vision of the future. We have come up with a number of specific scenarios for the next 40 or 50 years and considered the technologies we will need to introduce to meet that vision. Over the next two decades we will significantly improve gasoline and diesel engines, which is where we can make an immediate impact. We are currently developing the next generation of gasoline HEVs. The generation after that will be diesel HEVs, which have even lower CO_2 emissions than gas-powered HEVs. The next step will be FCVs and pure electric vehicles. Nissan is actively working to further the diffusion of the fuel-cell stack we've developed in-house.

At the same time, we are taking a practical, proactive approach to the environment. We want to do good rather than just look good. The second pillar is to consider how we can actually introduce these new technologies to the world market. Advanced but expensive technology can't be applied on smaller, more economical cars, which are the cars most of us drive.

In the meantime, we have already had some notable successes in the environmental area. The Nissan Sentra CA, for example, was certified as the cleanest gasoline-powered car in the world, and our Bluebird Sylphy was recognized as the first-ever SU-LEV, or super-ultra-low emission vehicle. We are proud of these successes, but we are focusing on even more significant emissions reductions and fuel economy, continuing to develop advanced technologies that will bring us to our Vision Zero goal."

For more on environment at Nissan, please see the *2005 Nissan Sustainability Report*


X-TRAIL FCV


Nissan-original fuel cell stack


Continuously Variable Transmission (CVT)
CVT (Continuously Variable Transmission) enables a smooth, continuous transmission which not only enhances acceleration, but which also improves fuel economy for better environmental performance



More value, Higher quality, Win-win partnerships

HIROTO SAIKAWA
Executive Vice President

"The evolution that took place in Nissan's purchasing activities during the Nissan Revival Plan, or NRP, and continued through NISSAN 180, will stretch even further during NISSAN Value-Up. Why evolution and not revolution? Because the shift in purchasing that started six years ago was not a single action, it was a mindset change that continues to drive all our activities.

Purchasing represents the single largest area of cost for Nissan. Through the NISSAN Value-Up business plan, we are determined to drive greater value from our purchasing activities and maintain the momentum built over the last six years.

During the Nissan Revival Plan years, our focus was on catching up with the rest of the industry. NISSAN 180 was focused on reaching the benchmarks set during NRP and now as we enter the NISSAN Value-Up period, that focus evolves towards being the global cost leader.

One of the key breakthrough strategies of NISSAN Value-Up is the focus on new and emerging markets. On the sales side, markets like China, India, Russia and ASEAN represent significant opportunities for Nissan. On the purchasing side, we look at the cost competitiveness of these new markets and how we can increasingly use them to enhance our global competitiveness.

Our strategy for what we call 'Leading Competitive Countries', or LCCs, is to focus on those markets that we see as trend leaders in both cost, quality and supply stability. We will focus first on China and then on ASEAN nations. This will bring cost advantages for our major regions, such as Japan, North America and Western Europe, making us more competitive. We're also investigating sourcing from Eastern Europe, the Mercosur trading zone, and India.

Our Alliance with Renault has also provided substantial purchasing benefits and opportunities. Formed in 2001, the Renault Nissan Purchasing Organization, or RNPO, now accounts for over 70 percent of all purchasing for Nissan and Renault. Nissan will further benefit from RNPO through the utilization of Renault supply bases in certain LCCs.

Although the turnaround in the Nissan business has been profound, we also recognize that our supplier partners have played a significant role. Going forward, we intend to reinforce those relationships, building value on both sides. For example, we are reinvigorating our innovative 3-3-3 engineering program.

We are also deploying a purchasing process that gets suppliers involved earlier and further upstream in the product development process, the concept of 'project partners'. This is a program that identifies key technologies and innovations that require substantial investments from both sides. Suppliers will be selected as project partners for a specific area and will work closer with us to develop lower cost and higher quality solutions. This win-win approach has already started with interior systems and chassis development projects.

Last year, we faced several challenges with raw materials. Those risks—both price and supply related—are a factor that we have to recognize and address in the coming years. Last year, the pressure was concentrated on the supply side, going forward we see an increasingly challenging cost environment. Working closely with our key raw material suppliers as well as parts suppliers and accelerating our cost reduction countermeasures will be key during NISSAN Value-Up.

Our purchasing philosophy at Nissan is focused on value, quality and relationships. We want our purchasing process to be transparent and proactive, and create more value for our suppliers and for the company."



The Quest for Improved Quality

EIJI IMAI
Senior Vice President

"Quality is a crucial factor in Nissan's success. Along with trust, familiarity and differentiation, it is one of the ways we express our brand. Quality builds the trust of our customers and stakeholders, so it is also a major element in promoting the brand.

Quality was a major issue for us in 2004. We were unable to reach the global goals we set because a great deal of time was spent addressing issues that arose, particularly in the U.S. The good news is that in all our newly launched vehicles, including those from the U.S., we are seeing radically better quality. This is a direct result of implementing a global quality management system. While such positive outcomes are welcome, we must continue to upgrade the quality of Nissan automobiles.

To be frank, the quality programs of the past no longer suit our organization. During the NISSAN 180 period, we redefined the Nissan Product Quality Policy and reorganized its elements. The new Quality Policy sets three goals. First, our product quality must be in the top three among automakers. Second, we will establish uniform global quality standards; this is not a single-fix solution, however, since each region may have its own requirements. And third, we will implement and continuously improve the Nissan Quality Assurance Way, a global quality assurance system.

The Quality Policy is a top-down process, whereas the Assurance Way is bottom up. The Assurance Way can be summarized as follows:

First, we will set clear, reasonable, understandable targets for each activity, and review milestones along the way.

Second, because problems are usually discovered late in the process, we want to front-load the problem-discovery process by moving it further upstream. We must predict potential problems at the engineering stage, at the supplier level, and in design models. We realize, of course, that problems will still be found during the later stages. Therefore, feedback must be submitted quickly.

The third way is to take integration to a higher level. A vehicle consists of thousands of parts, so integration is needed between various departments, such as design and engineering and engineering and production.

The other three elements of the Way are to reinforce a strong sense of responsibility, standardize our engineering process to establish a higher level of quality, and seek continuous improvement. These are all basic but essential.

One other new means of ensuring quality we've established is the Project Quality Director or "PQD" system. I've assigned six PQDs to each of our vehicle lines, including overseas projects. The PQDs establish quality targets at the initial stages of development and at certain milestones. They also conduct quality clinic drives and test pre-production models.

In the end, quality assurance involves more than just reacting to problems; we need to prevent them from ever occurring. To accomplish that, we test out countless possible scenarios, including collecting automotive parts that have had quality problems and installing them on vehicles. This allows us to really understand the problem. We also examine used cars at several stages to evaluate how well our parts have endured under typical conditions such as sunlight and acid rain, and in comparison to those of the competition.

Although we have standards and criteria for these potential concerns, we must assess actual trends and identify our weak points if we are going to meet customer expectations, which are getting higher all the time. To fulfill our commitments on quality, we need to examine every product throughout its entire life cycle. We must do this on a global basis, and better than before."



Building on World-Class Productivity and Efficiency

TADAO TAKAHASHI
Executive Vice President

"By following the Nissan Production Way and the principle of *doukiseisan*—meaning synchronization with the customer—manufacturing at Nissan remains flexible and integrated, and keeps lead times short. The Nissan Production Way incorporates integration at the supplier, global and logistic levels. That is why we remain the most productive manufacturer in the world.

We've also become much more efficient, as our utilization rates show. In Japan, we were operating at 54 percent of capacity in 1999. In fiscal 2004 that figure increased to 86 percent, which is just about the maximum possible. During NISSAN Value-Up, we will increase our global utilization rate from approximately 74 percent to over 80 percent. We will not achieve that target by closing facilities, either. In fact, we've opened new plants in the U.S. and China, and increased capacity at our other facilities.

Manufacturing achieved a series of milestones during NISSAN 180. One of the biggest was opening the Canton plant in the U.S., which got up to speed quickly, launching five new vehicles in a period of just eight months. We built two plants in China, and restarted operations in Egypt. We dramatically expanded the Decherd, Tennessee engine plant in the U.S., and all engines for North America are now built at Decherd or at our plant in Mexico.

We also commenced cross-production with Renault: Nissan began building Renault's Platina in Mexico and its Traffic in Spain, while Renault began building our Pickup and Xterra at its factory in Brazil. We also started production of common engines with Renault, with our subsidiary Aichi Kikai and the Yokohama plant producing the four-cylinder engines used in our new Tiida, Note and Lafesta models. In Japan, we launched six new models in just six months—the Murano, Fuga, Lafesta, Tiida, Tiida Latio and Note. We also launched three vehicles—the Tiida, Teana and Tiida Latio—in China.

While we were successful in Japan and China, we did have quality issues at the Canton facility. This was unfortunate, since it affected our ratings in the J. D. Power and Associates Initial Quality Study. We've since taken effective measures to resolve these problems. More importantly, we learned from them. We created new systems and new approaches to quality, which we then applied in Japan and to the new factories in China. Incidentally, the factories in China opened with no significant quality issues. This highlights one of our 'never-ending' quests at Nissan, which is to identify problems and rapidly get solutions for them in place.

We do not rely solely on external quality evaluations. In cooperation with Renault, we created AVES, the Alliance Vehicle Evaluation System. AVES is a sophisticated process involving two people taking four to five hours to evaluate a vehicle. Because it is time-intensive, we also devised a short version of AVES that only takes an hour and can be done at the factory.

The second major area of focus is logistics, which is becoming more complicated. We send engine parts to the U.S., and soon we will be shipping more parts from leading competitive countries, or LCCs. During 2004, we encountered cargo-handling problems on the U.S. West Coast, which highlighted the need for a more sophisticated tracking system. If we had had such a system in place, we could have anticipated those problems and made the necessary adjustments.

While Nissan's productivity leads the world, we have not stopped working to improve the process. One system we have implemented is the Design Standard Time Ratio, which allows us to calculate the ideal standard time for every operation. By applying this globally, we have brought all our branches around the world to nearly the same level. This in turn illustrated that we can produce vehicles more cheaply and with good productivity in the LCCs. Another opportunity discovered for the LCCs was in low-cost jig and die making. As a result, we have doubled the capacity of our die-making plant in Thailand and are looking into doing the same in China.





The most important measurement in manufacturing is the global cost per unit. During NISSAN 180, we achieved a cost reduction of 14 percent per unit, including indirect costs, or 8.3 percent in direct costs. We also evaluate our performance in time to delivery using three different measures. One measure is from customer to customer, and the time from order to delivery—an especially important calculation for our build-to-order system. We've reduced this interval to 24 or 25 days, and have set a target of about 18 days.

The second measure is from the "model freeze" stage until the start of production, which is an important factor for both manufacturing and R&D. With the recent launch of the Note in Japan, we brought this down to 10.5 months for the first time. The third measure is the time from the start of production to full production. The standard is about two months. Our target is two weeks, which we achieved with both the Tiida and the Note. While a faster rate could present quality issues, we produced these two cars with speed and high quality.

The second of our 'never-ending' quests at Nissan is greater synchronization, or *douki*. With the Nissan Production Way, we are aiming to shorten production pipelines. The process begins with the customer's order, which includes items such as colors and specifications. Based on this, we make the production plan, establish the sequence and determine the shipping time. We broadcast this information to all players at the same time, within Nissan and our suppliers, and not just in the order of need. If there is any problem, everyone immediately recognizes it. This makes quick action possible. The same can be said of what we call the "fishbone system." Instead of a strictly linear production line, this system features a constant, parallel introduction of supplies to the operation similar in construction to skeleton of a fish. We also utilize the 'strike zone,' where supplies must be delivered within the reach of the factory workers, which improves quality and productivity. This is related to logistics, so we involve our production partners from the early stages of planning.

MANUFACTURING IN NORTH AMERICA



DAN GAUDETTE
Senior Vice President
Nissan North America

"I am proud to say that Nissan's U.S. plants have long been among the most efficient in the country. We've topped *the Harbour Report* automotive assembly rankings for the past 12 years. We are now operating at close to full capacity. The Smyrna and Canton plants, which can produce 550,000 and 400,000 vehicles a year, respectively, are running at approximately 85 percent of total capacity.

"In North America, our manufacturing flexibility gives us a competitive advantage. Both Smyrna and Canton are set up to produce five models each, and we can react to market changes quickly. We also recognize that we may need to boost capacity in the future due to expected growth and increases in exports to various countries.

"To us, the Canton plant embodied the principles of NISSAN 180. We had to be prepared to launch and immediately produce five all-new vehicles. At the same time, we were taking the Decherd plant from an annual capacity of 250,000 engines up to 950,000, including two brand-new engines. That was a challenging and exciting time.

"Today, we are pleased that our results in the recent J. D. Power and Associates Initial Quality Study show significant improvement over the prior year, and we're determined to move beyond that level. We will continue to rely heavily on the Nissan Production Way as our guide, focusing on being quality-driven and waste-free."





The above are all part of the Nissan Integrated Manufacturing System, known as NIMS, which provides more flexibility in manufacturing. Using NIMS, for example, we can produce eight models on a single line. During NISSAN 180, we introduced 16 NIMS lines worldwide into our 18 total major lines. For NISSAN Value-Up, we will increase this to 22 NIMS lines.

We will need that flexibility during NISSAN Value-Up, because twice a month we will be launching new cars somewhere—a total of 70 production starts. We cannot do this with our old system. The launch stage can be a difficult period, and too often problems arise that can cause panic on the line. To cope with these problems, we've devised what we call the Global Launching Expert system. The launch expert can stand back and analyze the situation and come up with solutions. We are now identifying, educating and dispatching launch experts from around the world. In 2006, we will further refine our launch procedures by opening the Global Production Engineering Center. Currently, if we produce the same car in several markets, the launches are separate activities. In the future, we will 'bundle' all launches by developing the launch process and creating the dies in Japan. This bundle will then be reproduced and forwarded to the various factories producing the car.

We have established four key factors for success during NISSAN Value-Up: quality, timely delivery, cost, and the environment. Regarding the environment, we have identified three environmental issues, which are CO_2, recycling, and emissions such as chemical emissions and volatile organic compounds. This is our newest challenge, since we do not yet have concrete targets on a global scale as we do for Japan.

Our goal is to maintain Nissan's status as the world leader in manufacturing by aggressively implementing new technologies and expertise. Our processes are designed to require low investment costs and generate fast product launches, which would result in a faster return on investment in addition to a top-quality product."

MANUFACTURING IN EUROPE



COLIN DODGE
Senior Vice President
Nissan Europe

"In the last four years the Nissan Production Way has become the international standard for manufacturing in the world. This system makes sense everywhere, including Japan, the UK, Spain, and the U.S. It's a system that everyone embraces and feels is theirs, not one that was imposed on them. The Sunderland plant is the most productive automotive plant in the Western world, and while we have great people working for us, the Nissan Production Way is what made this success possible.

Europe is an incredibly competitive market, with 15 companies trying to gain market share. We decided not to compete directly in fundamental segments. Instead, we chose to build unique, profitable vehicles, like the new crossover vehicle, based on the Qashqai concept car, which will be released in early 2007. This is one of the three launches for the upcoming year from the Sunderland plant, along with the Tone and the Micra C+C coupe and cabriolet. NISSAN 180 was a great success for us. Today, our Spanish factory is in full production and our Sunderland plant is preparing to turn out the three new models."



Decisions Based on Shareholder Expectations

ALAIN-PIERRE RAYNAUD
Senior Vice President

"Control oversees the entire Group's performance, and we measure that performance by what our shareholders expect as a return on their investment. Our primary role, therefore, is to ensure the creation of value. This is measured by operating profit, net income after tax, net present value of investments, and return on invested capital.

We help to set global objectives and then to create the model used to achieve them. At present, Control is committed to the objectives of the NISSAN Value-Up plan—deliver a top-level operating profit margin among global automakers in fiscal 2005-07, 4.2 millions units in fiscal 2008, and a 20 percent average ROIC over the course of the plan. Our task is to validate the resources required to achieve these objectives.

We also monitor the performance of each function, region and product relative to its respective objectives. To make that process work, we have controllers for every function and region. These controllers have two main responsibilities. The first is to monitor, challenge and support operations at the function, region and product levels. The second is to deliver financial information on Nissan's profitability and manage risks and opportunities. In addition to implementing and monitoring the annual objectives for each area, Control also oversees the budget and investment control processes.

The annual budget is based on the objectives of the three-year NISSAN Value-Up plan. It is devised to ensure consistency across the whole complex weave of our products, regions and functions. Once the budget is approved, we analyze and compare actual results to it on a monthly basis. This maintains adherence to the NISSAN Value-Up plan. To enhance management's understanding of the Group's overall performance, Control forecasts performance trends three times a year. As precisely and accurately as possible, we try to predict what will happen in the immediate future so we can see what needs to be done in the coming months. Control also strives to identify and mitigate risks and maximize benefits if opportunities arise.

Control is also responsible for managing investments, an area of major concern to all stakeholders. Our investment decisions are based on profitability criteria. We have made sound investments in our product lineup, R&D, manufacturing capacity, and overseas operations. In fiscal year 2004, for example, our R&D expenditures were at 4.6 percent of turnover, which is in line with that of other Japanese carmakers. In years past, Nissan was slow in making the necessary investments in this field, and R&D suffered as a result. To reestablish our technological advantage and secure sustainable growth, we upgraded our R&D capabilities. Nissan's revival—along with the success of our lineup and our industry-leading operating margin over the past three years—are all evidence that the decision was the right one.

Our overseas expansion provides another example of investment decisions based on profitability. Recently, we invested in China and Thailand to enlarge our markets and develop production capacity in these new competitive countries. Despite the risks associated with these markets, we were profitable in our first year of operations. Few companies have been able to do this.

In reviewing operations, we also monitor general and administrative costs and sales and marketing expenses. Sales and marketing expenses are of importance, as they illustrate our capability to manage the relationship between volume objectives and profitability. In North America, incentives for the Nissan and Infiniti brands are at the lowest end of the market, yet global retail sales volumes are up 22 percent over the past three years. We have successfully fought market pressures and kept incentives low, while greatly increasing sales.

Control's overall mission is to support management in achieving the objectives set forth in NISSAN Value-Up. Although Nissan is a healthy company, we do not perceive ourselves as cash-rich when considering an investment. Control ensures that management decisions are based on creating value and meeting shareholder expectations."





A Centralized, Globalized Treasury Function

AKIRA SATO
Vice President

"Treasury was decentralized in the past, with various offices around the world dealing directly with their respective local banks. Four years ago, however, we decided it would be more consistent and efficient to centralize the function in Tokyo as a Global Treasury Center.

During the NISSAN Value-Up period, my major responsibilities are global tax optimization, risk management and quality improvement of the balance sheet. Global tax optimization is a major challenge because our taxable income has been rising. We used to be reactive to tax policies, but we've realized that we need to be more proactive, since tax is one of the biggest cash-out items. Tax planning is of no small concern; cash paid for taxes was approximately ¥200 billion in fiscal 2004, which made our effective tax rate 33 percent. This amount is substantial compared to our capital and R&D expenditures of ¥480 billion and ¥400 billion, respectively, for the same period. We will always comply with tax law, of course, but the strategy is to set up a long-term plan to reduce the effective tax rate. For example, we can take advantage of an R&D tax incentive that was recently introduced in Japan. Another example would involve the variability in tax rates among countries. These tax differences are important in determining production locations.

Risk management has also been centralized under our control, and is a developing facet of our organization. The financial risks we face are traditional ones such as interest rates and foreign exchange. However, we are also subject to a variety of physical risks. To put this in an automotive context, risk management at Nissan is not the brakes, but the airbags. We can't prevent all risks from affecting us, but we can reduce their impact and keep our business going.

Our production facilities may be exposed to various forms of risk. For example, the production facilities in Japan are susceptible to earthquakes, so we are investing ¥20 billion to reinforce the pillars in all of them. Through the risk-mapping process developed by our cross-functional team, we've identified nearly 860 different risks, prioritized them, and started to create solutions to mitigate them.

On financial risks, we take a 'no speculation' position in addressing foreign exchange fluctuations. We usually hedge for only short periods of one to two months. Foreign exchange is a major concern, since a shift of one yen against the dollar translates to an ¥11 billion gain or loss, or ¥2 billion for a change of one yen against the euro. We hold weekly videoconferences with Renault Finance S.A. in Switzerland to exchange ideas and forecast trends.

When it comes to the state of the balance sheet, Nissan is in a good position with our current levels of debt. In 1998, for example, we had debt of ¥2.1 trillion; now we are in a cash-positive position of ¥205.8 billion under the new accounting standard. We concentrate more on the quality of our balance sheet. Factors affecting the balance sheet include our pension situation and possible impairment of assets. We have sold off a number of non-core assets over the past five years, significantly reducing the risk of capital loss from differences between market and book values.

The remaining issue is non-funded pensions. In June 2005, we contributed ¥228 billion to our pension fund. We did this to ensure the health of our fund and to reduce its future negative impact on operating profit. Our funding came from a bond issue, which got a favorable response in the market despite bad market conditions. Transparent communication with investors worked.

Nissan is currently rated a triple-B+ by the major international rating agencies. Our goal is to be a single A. To accomplish this, the first issue we need to address is profit sustainability, which is very important to the rating agencies. We've shown stable profitability growth over the past few years, but we must deliver sustainable profit growth for longer periods. The balance sheet is also important. Liquidity is one of the major factors for strong ratings. For that reason we decided to increase cash on hand from 3.5 percent of net sales to 8 percent, a figure we set after benchmarking others with A+ ratings. This is also the reason we changed our ROIC formula. Previously, cash on hand was one of the denominators in our formula, which meant that higher cash on hand led to lower ROIC. We do not want to penalize liquidity improvements. Obviously, cash is a funding source that enables us to invest in opportunities such as R&D in a flexible way.

Liquidity can also have a significant impact on our sales financing business, which requires large amounts of cash to operate. There has been a high degree of inter-company loans to the sales finance companies, but that strategy will change after our rating improves. With a higher rating we can develop diversified sources of funding. We will strive to achieve a healthy balance between the diversification of funds and cost efficiencies by utilizing sound financial management.

In terms of the commitment under NISSAN Value-Up, we must maintain a 20 percent ROIC on average over the course of the plan. I believe that Treasury can continue to play a key role in managing working capital. What we did especially well under NISSAN 180 was to improve our supply chain management. With the information from the new supply chain management system, we succeeded in converting our working capital into cash much faster than before.

However, our inventory increased in fiscal 2004. There are two reasons for this. First, we increased our inventory to prepare for the spring season. As evidenced by the strong sales volume so far in fiscal 2005, it appears that our decision was correct. The second reason was the consolidation of new companies, whose operations are not yet as efficient as Nissan's. I believe, though, that we can apply our methodology to these newly consolidated companies. We will focus on reducing working capital on a consolidated basis.

We will not change our commitment to the NISSAN Value-Up dividend plan. Our dividend policy is transparent because we have already announced our dividends for the next three years. I believe that this benefits our shareholders in forecasting the return for Nissan's shares. We want to encourage more long-term investors, and dividends are the way to do that. Concurrently, we have also been repurchasing stock from the market, primarily for stock option purposes. We will continue this to some extent, because we may have M&A and other opportunities.

With global expansion, we must extend financing to new areas. This means that we have to move to a second phase in the development of our Global Treasury Center. For example, the use of leading competitive countries will create a more complex cash flow due to foreign exchange exposure. We've opened an office in Singapore as a first step.

In our drive to become a world-class Treasury function, we evaluate our performance in comparison to worldwide best practices. This provides an objective assessment of our operation. Investors also provide us with objective evaluations. To receive feedback from the latter, we must be transparent, and also pay attention to the signals from the capital market. I believe that is the most effective way to enhance shareholders' value."

Working Capital Management


(%)
10
8
6
4
2
0
9.0
7.6
5.8
3.6
4.0
3.1*
'00
'01
'02
'03
'04
NISSAN
Company A
Company B

Consolidated automotive working capital/consolidated automotive turnover
* Same scope of consolidation as P&L, excluding change of cash compared to fiscal year 2003

Dynamism and Diversity

HITOSHI KAWAGUCHI
Senior Vice President

"Once perceived as bureaucratic and slow to change, Human Resources changed dramatically during the NISSAN 180 period. Now, in fact, people occasionally say that we're changing too rapidly. That may be true, but a positive dynamism is emerging as a result, and Nissan is stronger because of it.

The impetus for many of the modifications comes from top management. Mr. Ghosn, for one, takes a direct and abiding interest in this area of operations. There is also a cross-functional team dedicated to organizational issues that recommends changes to HR policy. And because half the people on our HR staff come from other companies, many suggestions are coming from within as well. The latter is very unusual for a major Japanese company such as Nissan, and is a direct result of a new policy we call Mid-Career Scouting, which actively seeks talent from outside Nissan. All of these activities are indicative of the dynamism that is creating such diversity at the Company.

There is no doubt that diversity is a key theme in our HR evolution. We are currently focusing on three areas in particular: women in the workforce, Mid-Career Scouting, and embracing other cultures. We are working to provide more opportunities for our female employees (please see the Diversity feature on p. 57). Renault, which has a number of female executives—including many with families—has served as a great example for us. Unfortunately, that kind of work-home balance is still rare for women both inside and outside the executive ranks in Japan.

The second area mentioned, Mid-Career Scouting, is still an uncommon practice at Japanese companies. We have found great value, though, in the insights people who have experience in other corporate cultures bring to Nissan, and we are able to learn to take advantage of those insights.

The third area, embracing other cultures, became a more pressing consideration after the Alliance. Suddenly we had many foreign executives working at Nissan headquarters, and the majority of communications were in English as well as Japanese. As a result, more employees, including non-management staff, are being assigned to work outside of Japan. In addition, proficiency in English is now a prerequisite for all managers at Nissan. These efforts to promote diversity are transforming our corporate culture.

One of the most interesting developments of NISSAN 180 was the advent of the Career Coach system, which we imported from our Alliance partner, Renault. In a modern business structure, HR is in charge of structural and system functions such as compensation. The Career Coach system provides career development for the individual employee. There are five career coaches at this time, one for each of the major functions. Their collective task is to identify people of high potential and create career plans for them. In a sense, they work outside of HR, although they report to me. The coaches gather once a month for the Nissan Assignment Committee, headed by Mr. Ghosn, to report on their activities.

Employees at Nissan also have the chance to control their career paths through our internal "self-career" system on the Company's intranet. Managers can search for employees registered on the system for open positions they have and proactively post job vacancies on the open-entry system portal. Although the open-entry system has a longer history, the self-career system began in early fiscal 2005 in Japan. We plan to expand both these programs on a global basis.



Nissan Management Institute







In the area of compensation, Nissan has moved even further away from the traditional Japanese salary system. Our annual base salary is commensurate with the industry standard, but we have successfully introduced both a performance-oriented pay system and a "commitment and stretched-target" system. Superior performance is rewarded, with even higher compensation—including stock options for executives—for those who meet their commitments and stretched targets. In 2004, nearly five hundred employees received stock options, and we are increasing the number of people eligible to receive them. This has effectively brought Nissan's pay scale to the top in the industry, which has in turn inspired a high-performance corporate culture.

HR will assume an even more prominent role as we work to instill the urge for continuous excellence at Nissan. To strengthen the upper ranks of the organization, for example, we have established the Nissan Management Institute in Hakone. There are other training centers, but this is the first one focused primarily on leadership development. The trainees are a select group of people taken through programs designed to nurture Nissan's next generation of leaders.

My vision of our future is to create a global HR organization that would oversee the entire Nissan group, including our affiliated companies. Harmonizing our HR polices and procedures would help unite the various group companies, which in turn would leave little doubt that there is just one Nissan.

HR is an integral part of what makes Nissan such a powerful organization. We're attempting to create a well-motivated team, and provide good training for tomorrow's leaders. Look at all the changes that have occurred under strong leadership! If we can produce 20 or 30 leaders like Carlos Ghosn, just imagine what kind of company we could be."

DIVERSITY



YUKIKO YOSHIMARU
General Manager
Diversity Development Office

Diversity isn't limited to gender issues. Nationality, age, personal values and lifestyle are all areas of continuing interest to us, and addressing the issues surrounding them can produce great value for the organization. Naturally, we felt that tackling gender issues was a logical first step. Our decision was partly market-driven, too, since women make 60 percent of all car purchase decisions in Japan.

We also believe that women can contribute a great deal more to the growth of the Company. When this office started in October 2004, only 1.6 percent of all managers and 5.7 percent of the total workforce were women. By the end of NISSAN Value-Up, our target is to have 5 percent of qualified female managers.
To accomplish this, we promote the career development of women and hold workshops for all managers to instill a deeper understanding of the importance of diversity. We're also exploring the issue of balancing work and private life—an important topic in Japan to both women and men.

A diversified workforce is essential to Nissan's success because the marketplace itself is so diversified. Addressing this makes us a more innovative company, and also delivers a tool for recruiting qualified people. We know this policy is being noticed, too: the Tokyo bureau of the Ministry of Health, Labour and Welfare recently recognized our accomplishments in promoting diversity, and other Japanese companies now use Nissan as a benchmark.

OUR WORLD Our World

NISSAN HAS A GLOBAL PRESENCE. BORN IN JAPAN, WE ARE PERFECTLY AT HOME IN THE U.S., THE UK, SPAIN, THAILAND, CHINA, EGYPT, BRAZIL AND WELL OVER 150 OTHER NATIONS WHERE NISSAN CARS AND THEIR COMPONENT PARTS ARE PRODUCED, SOLD AND DRIVEN.
WITH NISSAN, DRIVING PLEASURE IS A SENSATION THAT KNOWS NO BORDERS.
THIS IS THE NISSAN SHIFT_


NISSAN




NISSAN
CBW979



Driving Ahead in a Flat Market



KAZUHIKO TOIDA
Senior Vice President

"Nissan's performance in Japan in 2004 was solid. Profit rose 1.4 percent and our market share went up 0.4 percent to 14.6 percent. Launching six new models in the second half boosted our results dramatically: we registered a 1.1 percent increase in market share over the previous period. And for the first time in 19 years we had four cars—the Tiida, Note, March and Cube—in the top ten.

Our steady growth has continued into 2005, powered by positive customer response to both the Murano and Tiida. These are the kinds of attractive, unique products that have an immediate impact on consumers. We've also strengthened our position in the important small car market, and plan to augment that with the launch of the Otti, an OEM project with Mitsubishi, and the Moco, an OEM product with Suzuki. While we do need to raise our game in the SUV market, our overall coverage has improved recently.

We've set an ambitious sales target of 933,000 vehicles for 2005, which represents an increase of 10 percent. I'm confident that we can achieve this because of the strength of our product lineup. The recently released Serena underwent a full model change, for example, which should give us more muscle in the minivan market. We also recently decided to offer our entire lineup through both our blue and red sales channels, so customers will be able to see every model at any outlet they visit. This is in stark contrast to the traditional dealership system in Japan, which has many different sales channels.

The aging of the population has made the automotive market in Japan much tougher, and we expect flat or even declining sales as a result. Still, we do see potential in new areas within the market. For example, we increased the number of women employed as "carlife" advisors and technical advisors. We did this to put both women and older customers at ease when they have sales and service issues. Both types of advisors are important to our sales and service at a dealership because they make the process more transparent and understandable. Service is a very profitable part of business in Japan, so taking ours to the next level is crucial.

We have two plans to expand sales in a flat market. The first is to develop a more efficient marketing strategy that is aligned with our quality products. The second is to build a more efficient dealership network, which will boost customer satisfaction. If we succeed at these, we can raise both our sales and our customer retention rate.

Our dealers are reporting that the quality of our vehicles has improved greatly. We knew this from the upstream side, but it means a great deal to get confirmation from the market. Quality is always a risk factor in Japan; consumers here are unforgiving about quality problems. The Internet has accelerated the ability to share information, both good and bad, so the level and rate of information from dealers and consumers have gone up accordingly. Meanwhile, even prices for used Nissan vehicles are improving steadily, a major indication that the Nissan brand is recognized and valued.

Our home market is of prime importance to Nissan. Japan is a major contributor to our total profit, and we will continue to make the upgrades in quality, products and service needed to drive sales and profit higher."



TIIDA



SERENA


MICRA

Making Profit as a Smaller Player



DOMINIQUE THORMANN
Senior Vice President
Nissan Europe

"Europe is one of the most fragmented automotive market in the world and a highly competitive one besides. Despite our relatively small size, however, we have begun to demonstrate that it is possible to make money in Europe. In fact, although Nissan does not yet deliver the levels of profitability here that the U.S. or other markets generate, we surpassed our NISSAN 180 business targets in fiscal 2004. Our profitability is now on par with the best European manufacturers. Nissan has a foundation for increasing profitability further in the coming years in Europe.

Nissan is already an established name around the region, and the brand is strongly associated with 4x4 technology, off-road vehicles and pickup trucks. However, there is also a solid heritage built around the Micra, a model designed for urban driving. Both the first and second generations of this car were very successful, and the third generation is performing well. To leverage our 4x4 heritage and SUV strength into the passenger car segment, Nissan is developing a series of crossover vehicles that blend car-like performance with 4x4 versatility. The Qashqai concept vehicle introduced at the 2004 Geneva Motor Show is the first of these—smaller, more affordable, and better adapted to European roads. The Qashqai will go into production in our plant in Sunderland in the UK in early 2007. The Murano, launched this year, is a precursor to the Qashqai in the larger executive segment. Europeans have already taken to the Murano, driving sales far past our initial forecasts in all markets. This car is helping make Nissan a brand that people aspire to own.

Nissan is still a small player in the region, selling 550,000 cars across a very large and diverse territory that stretches from the Atlantic Ocean to Russia, and from Finland to Israel. In the past we covered the area through multiple distribution channels, which we are currently in the process of simplifying. A few aspects of the European market have made profitability more difficult to achieve. For example, automakers must provide models with much diversity: diesel and gasoline powertrains; manual and automatic transmissions. The cars must also be engineered to suit the high driving speeds typical in the region and ensure superior handling, which results in higher costs.

As in many other mature markets, an incentive war is raging in Europe. Nissan's position here, as elsewhere, is to use incentives selectively and to always protect profitability. Providing products which customers recognize and appreciate for their style and attributes rather than being the best deal is the foundation of Nissan's profitable growth. We now have a wide range of products, five of which were newly launched in 2005, including the Pathfinder and the Navara pickup. We will release the Micra C+C at the Frankfurt Motor Show in September, giving customers the option of a unique standard glass roof in a fully retracting hard convertible top.

Nissan's manufacturing still defines the leading edge in Europe. According to *The Harbour Report*, our plant in Sunderland is the most productive plant in Europe. Sunderland will start production on a new B-segment car based on the Tone concept car in early 2006, followed by the Qashqai crossover vehicle in early 2007. Our Barcelona plant, which manufactures SUVs, 4x4s and light commercial vehicles, will reach full capacity in mid-2005. Finally, our truck plant in Avila, Spain, which specializes in light-duty trucks, will start producing a replacement for the popular Cabstar in late 2006. This efficient production base is a critical part of our profitable growth scenario.

NISSAN Value-Up has given us a plan for building both profit and volume. We will not, however, sacrifice profit to gain volume. How far we can go depends on how fast we deliver results. I believe that we have much more room to grow, and to demonstrate that in even a crowded European market a smaller player can produce significant returns."

Growing in Areas of Expansion



JED CONNELLY
Senior Vice President
Nissan North America

"We had a terrific year in North America; sales for calendar year 2004 grew by 24.7 percent, and that growth that came in a flat U.S. market. The auto industry here only rose by about 237,000 vehicles, while Nissan was up by 191,000 cars. It was a strong year with a rich mix of products. The Altima continues to be a core car for us, and our most important car in terms of volume. We sell over 200,000 Altimas a year, at a rate of 20,000 units per month—outstanding for a car so far along in its lifecycle. The Infiniti has also been phenomenal over the past few years. The G35 sedan and coupe continue to be the icons of the brand, driving both volume and profit.

Our success always comes down to the product. We had great products from top to bottom, throughout the lineup and in both divisions. We were also very intelligent, I believe, in the way we price our vehicles—very close to the transaction price, and with limited reliance on incentives. That's been our strategy for four years, and it works. Customers understand that we provide a great product at a fair price. The other key to our success has been a very consistent marketing message. The SHIFT_ campaign is consistent and has been in place for some time now, and it's starting to gain traction with the public. Consumers look at Nissan products and our dealerships and say, 'Hey, something really is going on at Nissan!'

In a year full of successes, the one thing we would like to have handled better was the Quest. We had some initial quality issues, and some trim mix issues. We've corrected these, however, and repackaged the Quest to give people their most popular options. We've also made great strides in quality and on other aspects get it right.

For fiscal 2005 we have a volume growth target of 3.3 percent, but in the first three months of this period we were actually up by 18 percent! We launched a few new products at the end of the last year, so it's probably not realistic to expect that kind of volume for the whole year, but it makes us very confident of reaching our target.

We won't have any completely new products in fiscal 2005. That means that, while we will have solid, enviable growth, it won't translate into the spectacular numbers we've had over the past four years. The Altima will continue to drive our growth—it's in its fifth year, but still a remarkable performer. We've gotten a good boost in the market from the Pathfinder, which was relaunched last fall. We also expect to make some inroads with the Frontier, which is outperforming its competitors—it's clearly the best truck in the mid-size truck segment. This is, however, a difficult segment at the moment.

We have a great opportunity to build on the strengths that we've demonstrated in North America over the past four years. We have solid growth, and we continue to establish the Nissan brand. We have new models that continue to gain strength, such as the Murano, which has done wonderful things for Nissan's image in the market. On the Infiniti side, we just launched the M45, the mid-size luxury sedan that competes with the BMW 5 series. In the first three months after its launch, the M45 is doing very well. As we continue to establish Nissan brand recognition, we also will continue to define Infiniti, because now we're strong with the M45, strong in the luxury crossover market with the FX, and with the M we have a luxury sedan that can compete with anything in its class. Infiniti is strong all across the board.

Not having a new product launch in fiscal year 2005 might be seen as a risk, but the current models are strong and selling well, and we'll have a host of new models in 2006. Most of our risks in the coming year are from outside the company: the U.S. economy, interest rates, oil prices and competitive actions. Incentives and aggressive discounting are both disturbing the marketplace. We've reached a level where this is actually confusing customers about the amount of discount that is available in the market. These are all things that we can't directly control.

Looking longer term over the period of NISSAN Value-Up, I think it's fair to say that we will return to double-digit growth, because we're going to have some terrific new products that will allow us to enter new segments. The product will drive growth, but it would be a mistake to discount the increasing strength of brand recognition. We've spent roughly a billion dollars in upgrading Nissan dealer facilities up to 2004. This will continue to some degree in 2005 and 2006, while we've begun the same process for Infiniti. People see exciting change happening at Nissan and Infiniti.

Over the long term, one minor risk for us is that we can no longer catch people by surprise. That was exciting, but that period is gone, which represents a challenge for us. As we come off a year with more than 20 percent growth, the media often ask me why we're not going to be in double digits again this year, as if that were the normal thing for us. The more successful you get, the harder it is to deliver some of the eye-popping numbers that we have in the past. The reality is, of course, that we're even stronger, but we must keep up the momentum.

The U.S. market will continue to be strong, but the competition will be even tougher. There may be some separation between those companies that approach the market the right way, and those that are struggling to find their place. I consider Nissan very definitely one of the former. We have a direction and a strategy, and we have confidence that we can successfully implement the strategy. If we stay focused, we will succeed.

It's important that we do. The North American market, and the U.S. in particular, is generally a large contributor to any foreign manufacturer's operations. It's a big and very dynamic market, and that spells good news for Nissan. Our growth, and our strength, is in the very areas where the U.S. market is growing. We're higher than average in the Sunbelt states, whose growth in the coming years will simply magnify ours. We score very well among young people, a group that is becoming increasingly important. We also rate highly among the rapidly growing Hispanic population and the African-American population. Everything is lining up for us—Nissan has the opportunity to pull away from other players."



ALTIMA



QUEST



INFINITI M45



Asia/Oceania

A Solid Strategy for Growth



YASUAKI HASHIMOTO
Vice President

"General Overseas Markets oversees a huge territory, including countries as diverse and geographically separated as Pakistan and Tahiti. Fiscal 2004 was a good year for us in GOM, with retail sales going up more than 10 percent. All our major markets exhibited growth. Taiwan and Australia were the biggest contributors with sales of 70,000 and 63,000 units, respectively. Australia's auto market was particularly good for us—we're now the number-four automaker there. Strong demand for the Nissan Pickup and X-TRAIL was responsible for the jump in sales. Although there were no new passenger car releases, the dealers did an excellent job selling the current lineup.

In the past, we left local sales up to our sales affiliates in each market. However, we've recently altered our strategy in an effort to unify the brand and service level. Emphasizing the importance of consistency to the sales companies has made it much easier to promote the Nissan way of doing business. We have also increased our shares in local companies, such as in Thailand and Taiwan, to strengthen management control.

Fiscal 2005 will be challenging because we have no major model launches planned. We're committed to growth, however, and I believe that having a clear strategy for each market and a targeted approach to the customer will boost our market position throughout the region.

Thailand is an important market for Nissan's future. Although we sell just over 50,000 vehicles a year there, we plan to increase sales volume under NISSAN Value-Up. We're also expanding production capacity and planning to localize Thailand as an export base for Pickups. We intend to export parts and components from Thailand worldwide, which will result in a great cost advantage. We see more opportunities in Malaysia and Indonesia as well.

Two other interesting countries for us are India and Pakistan, which NISSAN Value-Up identifies as next steps in our global expansion. Currently, Pakistan's auto market totals just 100,000 vehicles a year, while in India annual sales are 1.2 million. Both markets are expected to grow. This year, we will determine our strategies for India and Pakistan based on feasibility studies. We've already established a wholly owned subsidiary in Mumbai that will first focus on imports and later serve as a base camp to learn more about the market in India.

Perhaps the biggest news for GOM in Asia was the summer 2005 launch of the Infiniti in Korea. This is the first-ever launch of the full brand independent of Nissan's sales network and outside of the U.S. Korea is a good-sized market and a good first step in Infiniti's development as a globally recognized luxury brand. Although we have set a modest annual sales target of just 5,000 vehicles within three years, Korea will be a strategic market for establishing the Infiniti brand before the scheduled launches in Russia, China, and eventually Japan.

Southeast Asia is also a major emerging market for Nissan. We have reinforced our strength with a solid strategy in the region, and are now ready to invest."



PICKUP



Infiniti in Korea



Middle East, Africa, Latin America and the Caribbean

Growing with Profit, not at Its Expense



SHOICHI MIYATANI
Vice President

"Within the General Overseas Markets, or GOM, I'm responsible for Nissan business in nearly 110 countries, about 90 of which have Nissan national sales companies. It's a very diverse composition of small and large nations, and many languages and cultures.

In fiscal 2004 we met all our targets for sales and profit. Out of Nissan's total unit sales of approximately 3.4 million vehicles, for example, GOM accounted for 678,000 units. We contribute to Nissan's performance in both volume expansion and profitability. And the operating profit margin for GOM is better than the corporate average.

The strongest regions in my territory were several African nations, such as South Africa, and Latin America. Our success was due in part to general market strength, but the continuing appeal of the Nissan Pickup in South Africa and Latin America was also a key. Aside from the Middle East, where larger vehicles like the Armada are preferred, sales for the Pickup and the X-TRAIL have been consistently strong in all markets. We produce the Pickup in South Africa and currently sell over 40,000 vehicles there every year; our market share is around 9 percent. In addition to Africa, the vehicles produced here will be sold in Europe, Australia and New Zealand starting at the beginning of 2006. In 2005, in the Middle East, we are already seeing significant increases in volume due to the launch of Infiniti and the introduction of new Nissan models in the latter half of 2004.

There are several risks associated with a diverse territory like ours, including political issues, economic issues, and a range of other external factors. At Nissan, our policy is to stay flexible and adapt to the situation. For example, we had initially planned to supply Pathfinder vehicles to the Middle East from Spain. However, the rise in the euro raised costs, so we quickly shifted production to the U.S. Because our job is so diversified, we felt we needed more strategic thinking within GOM. For this reason we established the GOM Plan Department, which is a cross-functional unit comprised of various departments, such as Manufacturing, Purchasing, and Engineering. This department is responsible for functions formerly performed by Marketing and Sales.

Since we did not roll out many new models in our region, we had to upgrade our network structure to increase sales. The next new core model for us is the Tiida, which enjoyed a successful launch in China. It's a critical launch for us; through 2005 and 2006 we will complete the introduction of the model in all markets. The new model introductions will give us added strength in the markets during the NISSAN Value-Up period.

Another important development this year was the start of production of the Nissan Pickup in Egypt. Many in the industry doubted we would succeed, but we achieved our targets for quality. Vehicles produced here will also be exported to other countries in the region.

Europe is a tough market, as is Japan. If Nissan becomes too dependent on its major markets like North America, there is an inherent risk, and GOM helps minimize that risk. The markets we represent will contribute substantially to Nissan's total profit. Our focus now is on deepening the foundations of our business. A few years ago, for instance, we designed six activities that all the national sales companies are required to carry out. In 2005, we'll establish even more advanced activities. We constantly review their performance and, if necessary, take aggressive actions, including replacing companies whose performance is consistently unsatisfactory. That is why our activities will expand with profit, not at its expense. The General Overseas Markets are where Nissan will really be growing."

Financial Section

FINANCIAL SECTION

al Section





Contents

CONSOLIDATED FIVE-YEAR SUMMARY

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2004, 2003, 2002, 2001 and 2000

	Millions of yen (except per share amounts and number of employees)					Millions of U.S. dollars (Note 1) (except per share amounts)
For the years ended	**2004** **Mar. 31, 2005**	2003 Mar. 31, 2004	2002 Mar. 31, 2003	2001 Mar. 31, 2002	2000 Mar. 31, 2001	**2004** **Mar. 31, 2005**
Net sales	**¥8,576,277**	¥7,429,219	¥6,828,588	¥6,196,241	¥6,089,620	**$80,152**
Operating income	**861,160**	824,855	737,230	489,215	290,314	**8,048**
Net income	**512,281**	503,667	495,165	372,262	331,075	**4,788**
Net income per share (Note 2)	**125.16**	122.02	117.75	92.61	83.53	**1.17**
Cash dividends paid (Note 3)	**94,236**	74,594	50,800	27,841	0	**881**
Shareholder's equity	**¥2,465,750**	¥2,023,994	¥1,808,304	¥1,620,822	¥ 957,939	**$23,044**
Total assets	**9,848,523**	7,859,856	7,349,183	7,215,005	6,451,243	**92,042**
Long-term debt	**1,963,173**	1,694,793	1,603,246	1,604,955	1,402,547	**18,347**
Depreciation and amortization	**525,926**	461,037	371,125	374,827	360,191	**4,915**
Number of employees	**183,607**	123,748	127,625	125,099	133,833	

Notes: 1. Unless indicated otherwise, all dollar figures herein refer to U.S. currency. Yen amounts have been translated into U.S. dollars, for convenience only, at ¥107 = $1, the approximate exchange rate on March 31, 2005.
2. Net income per share amounts are based on the weighted average number of shares of common stock outstanding during each year. Figures for net income per share are in exact yen and U.S. dollars.
Number of shares outstanding as of March 31, 2005: 4,520,715,112.
3. Cash dividends during the full year by subsidiary companies to non-Nissan minority shareholders are not included.

Sales and Production (units) For the years ended	**2004** **Mar. 31, 2005**	2003 Mar. 31, 2004	2002 Mar. 31, 2003	2001 Mar. 31, 2002	2000 Mar. 31, 2001
Global vehicle production	**3,293,339**	2,883,409	2,586,602	2,428,279	2,475,730
Japan	**1,481,563**	1,475,063	1,444,314	1,272,851	1,313,527
United States	**803,556**	619,665	392,458	363,366	352,927
Mexico	**325,086**	308,322	340,658	328,946	312,691
Spain	**142,889**	116,589	84,919	137,502	136,807
United Kingdom	**319,652**	331,924	297,719	296,788	327,792
Others	**51,572**	31,846	26,534	28,826	31,986
Global unit sales (wholesale)	**3,470,422**	2,946,782	2,635,686	2,460,484	2,564,160
Japan	**819,152**	799,206	792,767	702,657	725,842
North America (Notes 1 and 2)	**1,394,099**	1,204,882	1,040,684	968,030	985,168
Europe (Note2)	**554,901**	548,693	458,222	453,697	513,048
Others (Note 1)	**702,270**	394,001	344,013	336,100	340,102

Notes: 1. Unit sales in Mexico are included in "North America."
2. Sales and Production for Europe and Mexico for each year are on a January to December basis. (In the annual reports for the fiscal years before 2003, production for Europe and Mexico was on April to March basis.)

BUSINESS AND OTHER RISKS

Due to changes in government regulations, information on risks involved in business operations has been disclosed in the Yukashoken-Houkokusho for the year ended March 31,2005 as follows:

Economic Factors
The demand for products manufactured by Nissan is affected by the economic conditions in each country or market in which they are offered for sale. Nissan conducts its operations all over the world and, in particular, in the major markets of North America, Europe, and Asia, to say nothing of Japan. While Nissan strives to develop a comprehensive and integrated projection of the global economic outlook, any greater-than-anticipated downturn in one of these markets may have a significant effect on Nissan financial position and results of operations.

International Activities and Overseas Expansion
Nissan's manufacturing and marketing activities outside Japan are conducted in the United States, in Europe, and in the developing and emerging markets of Asia. Nissan forecasts and evaluates a wide variety of risks inherent in doing business in such overseas markets including the following factors, each of which entails a greater-than-anticipated level of risk:

- Unfavorable political or economic factors
- Legal or regulatory changes
- Potentially adverse tax consequences
- Labor disputes including strikes
- Difficulties in recruiting and retaining personnel
- Social, political or economic turmoil due to terrorism, war, or other destabilizing factors.

Research and Development
Nissan's technology must be "real world"—useful, pragmatic and easy to use. Nissan anticipates the nature and scope of the market demand, and then prioritizes and invests in new technologies. Nonetheless, any sudden and greater-than-anticipated changes in its business environment or in customer preferences may impact negatively on customer satisfaction with these new technologies.

Product Defects
Nissan places a high priority on safety and does its best to enhance safety from the standpoint of research and development, manufacturing and sales. Although Nissan takes out insurance policies to cover product liability, this does not necessarily mean that all potential defects and the related liabilities are fully covered. If Nissan were to implement strict product recalls for its customers, Nissan would incur significant additional expenses which could adversely affect its financial position and results of operations.

Fluctuation in Foreign Currency Exchange Rates
Nissan's Japanese operations export vehicles to various countries around the world. In general, the appreciation of the yen against other currencies adversely affects Nissan's financial results of operations and, on the contrary, the depreciation of the yen against other currencies favorably affects Nissan's financial results of operations. Any sharp appreciation of the currencies of those countries against the yen could lead to increases in both procurement and production costs which would adversely affect Nissan's competitiveness.

Derivatives
Nissan utilizes derivatives transactions for the purpose of hedging its exposure to fluctuation in foreign exchange rates, interest rates and commodity prices. While Nissan can hedge against these risks by using derivatives transactions, Nissan, by so doing, may miss the potential gains which could result from seizing the market opportunities to profit from such fluctuation in exchange rates and interest rates.
In addition, Nissan manages its exposure to credit risk by limiting its counterparties to financial institutions with high credit ratings. However, a default by any one of these counterparties could have an adverse effect on Nissan's financial position and operating results.

Lawsuits and Claims
With respect to various lawsuits and claims which Nissan encounters, the possibility exists that the position defended by Nissan will not be accepted and that the outcome may be significantly different from that anticipated. As a result, any such verdict or settlement could adversely affect Nissan's financial position and operating results.

Government Regulations
The automobile industry worldwide is influenced by a broad spectrum of regulations governing the emission levels of exhaust fumes, fuel economy guidelines, noise level limitations and safety standards, and Nissan expects these regulations to become increasingly stringent. In order to ensure compliance, it may be necessary for Nissan to make significant ongoing investments in these areas which would have an impact on its financial position and results of operations.

Intellectual Property Rights
Nissan owns a wide variety of proprietary technologies and has the expertise to differentiate Nissan's products making them unique from those of its competitors. These assets have proven their value in the growth of Nissan's business and will, no doubt, continue to be of value in the future. Nissan strives to protect its intellectual property assets; however, in certain markets, Nissan may encounter difficulty in fully protecting the proprietary rights to its own technologies. Cases may arise where Nissan finds itself unable to prohibit others from infringing on its intellectual property rights.

The Company has established Intellectual Property Rights Management Department for the purpose of protecting intellectual property rights in specific areas, strengthening activities to protect Nissan's intellectual property rights, and abstracting new intellectual property rights. And the department has been performing various activities to protect and create Nissan Brand.

Natural Disasters
Nissan's corporate headquarters and many of its manufacturing facilities are located in Japan, where the statistically proven probability of earthquakes is higher than in many other countries. Nissan has developed risk management guidelines relating to earthquake damage and the CEO has organized a global task force to direct disaster prevention and recovery activities. In addition, the Gruop has begun to strengthen its manufacturing facilities with anti-seismic reinforcement. However, if a severe earthquake were to hit one of Nissan's key facilities causing a halt in production, this would adversely affect Nissan's financial position and results of operations.

Sales Financing Business Risk
Sales financing is an integral part of Nissan's core business, providing strong support to its automotive sales, while maintaining high profitability and a sound and stable financial condition through strict risk management policies. However, the sales financing companies have a high exposure to interest-rate risk, residual value risk, and credit risk, any one of which may adversely affect Nissan's financial position and results of operations.

Counterparty Credit Risk
Nissan does business with a variety of counterparties and manages its counterparty credit risk by conducting a comprehensive annual assessment of its customers' financial condition based on their financial information. Nonetheless, any significant default by a counterparty would adversely affect Nissan's financial position and results of operations.

Employee Retirement Benefit Expenses and Obligations
The amount of retirement Nissan's benefit obligation and related expenses are calculated using various actuarial assumptions including the discount rate applied, the projected rate of return on plan assets, and so forth. If Nissan's actual results differ from those assumptions or if the assumptions are changed, the resulting effects will be accumulated and recognized systematically over future periods. The cumulative effect could adversely impact the recognition of expenses and liabilities recorded in future periods.

Purchase of raw materials and parts
Nissan purchases raw materials and parts from many suppliers. Market conditions that Nissan can't control and whether or not the suppliers can procure raw materials and parts continuously may adversely affect Nissan's financial position and results of operations.

CONSOLIDATED BALANCE SHEETS

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2004 and 2003

ASSETS	As of	Millions of yen 2004 Mar. 31, 2005	2003 Mar. 31, 2004	Thousands of U.S. dollars (Note 3) 2004 Mar. 31, 2005
Current assets:				
Cash and cash equivalents		**¥ 289,784**	¥ 194,164	**$ 2,708,262**
Short-term investments (Notes 8 and 19)		**23,916**	704	**223,514**
Receivables, less allowance for doubtful receivables (Notes 4 and 8)		**3,489,545**	2,602,876	**32,612,570**
Inventories (Note 5)		**708,062**	542,792	**6,617,402**
Other current assets		**628,087**	426,427	**5,869,973**
Total current assets		**5,139,394**	3,766,963	**48,031,721**
Property, plant and equipment, at cost (Notes 6, 8 and 16):		**7,461,812**	6,431,023	**69,736,561**
Less accumulated depreciation		**(3,664,865)**	(3,227,771)	**(34,251,075)**
Property, plant and equipment, net		**3,796,947**	3,203,252	**35,485,486**
Investments and other assets (Notes 8 and 19):				
Investment securities:				
Unconsolidated subsidiaries and affiliates		**335,628**	339,703	**3,136,710**
Other		**26,293**	20,641	**245,729**
Other assets		**550,261**	529,297	**5,142,626**
Total investments and other assets		**912,182**	889,641	**8,525,065**
Total assets		**¥9,848,523**	¥7,859,856	**$92,042,272**

FINANCIAL SECTION

LIABILITIES AND SHAREHOLDERS' EQUITY As of	Millions of yen 2004 Mar. 31, 2005	2003 Mar. 31, 2004	Thousands of U.S. dollars (Note 3) 2004 Mar. 31, 2005
Current liabilities:			
Short-term borrowings and current portion of long-term debt (Note 8)	**¥1,983,950**	¥1,411,262	**$18,541,589**
Notes and accounts payable (Note 7)	**1,384,163**	1,126,277	**12,936,103**
Accrual for warranty costs	**61,762**	45,550	**577,215**
Accrued income taxes (Note 13)	**63,563**	94,008	**594,047**
Other current liabilities	**481,276**	425,384	**4,497,906**
Total current liabilities	**3,974,714**	3,102,481	**37,146,860**
Long-term liabilities:			
Long-term debt (Note 8)	**1,963,173**	1,694,793	**18,347,411**
Accrued retirement benefits (Note 9)	**508,203**	442,266	**4,749,561**
Accrual for warranty costs	**122,990**	107,047	**1,149,439**
Other long-term liabilities	**556,992**	385,490	**5,205,533**
Total long-term liabilities	**3,151,358**	2,629,596	**29,451,944**
Minority interests	**256,701**	103,785	**2,399,075**
Shareholders' equity (Notes 10, 14 and 22):			
Common stock, without par value:			
Authorized—6,000,000,000 shares;			
Issued —4,520,715,112 shares in 2004 and 2003	**605,814**	605,814	**5,661,813**
Capital surplus	**804,470**	804,470	**7,518,411**
Retained earnings	**1,715,099**	1,286,299	**16,028,963**
Unrealized holding gain on securities	**7,355**	4,392	**68,738**
Translation adjustments	**(400,099)**	(431,744)	**(3,739,243)**
	2,732,639	2,269,231	**25,538,682**
Less treasury common stock, at cost; 141,235,573 shares in 2004 and 122,116,426 shares in 2003	**(266,889)**	(245,237)	**(2,494,289)**
Total shareholders' equity	**2,465,750**	2,023,994	**23,044,393**
Commitments and contingencies (Note 17)			
Total liabilities and shareholders' equity	**¥9,848,523**	¥7,859,856	**$92,042,272**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 3)
For the years ended	**2004** *Mar. 31, 2005*	2003 *Mar. 31, 2004*	2002 *Mar. 31, 2003*	**2004** *Mar. 31, 2005*
Net sales	**¥8,576,277**	¥7,429,219	¥6,828,588	**$80,152,121**
Cost of sales (Notes 6 and 11)	**6,351,269**	5,310,172	4,872,324	**59,357,654**
Gross profit	**2,225,008**	2,119,047	1,956,264	**20,794,467**
Selling, general and administrative expenses (Notes 6 and 11)	**1,363,848**	1,294,192	1,219,034	**12,746,243**
Operating income	**861,160**	824,855	737,230	**8,048,224**
Other income (expenses):				
Interest income	**14,934**	10,321	7,566	**139,570**
Interest expense	**(26,656)**	(27,290)	(25,060)	**(249,121)**
Equity in earnings of unconsolidated subsidiaries and affiliates	**36,790**	11,623	11,395	**343,832**
Other, net (Note 12)	**(92,995)**	(83,012)	(36,507)	**(869,112)**
	(67,927)	(88,358)	(42,606)	**(634,831)**
Income before income taxes and minority interests	**793,233**	736,497	694,624	**7,413,393**
Income taxes (Note 13):				
Current	**179,226**	137,745	113,185	**1,675,009**
Deferred	**78,837**	81,295	85,513	**736,794**
	258,063	219,040	198,698	**2,411,803**
Minority interests	**(22,889)**	(13,790)	(761)	**(213,917)**
Net income (Note 18)	**¥ 512,281**	¥ 503,667	¥ 495,165	**$ 4,787,673**

See notes to consolidated financial statements.

FINANCIAL SECTION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2004, 2003 and 2002

	Millions of yen			*Thousands of U.S. dollars* (Note 3)
For the years ended	**2004** **Mar. 31, 2005**	2003 Mar. 31, 2004	2002 Mar. 31, 2003	**2004** **Mar. 31, 2005**
Common stock				
Balance at beginning of the year (2004—4,520,715,112 shares; 2003—4,520,715,112 shares; 2002—4,517,045,210 shares)	**¥ 605,814**	¥ 605,814	¥ 604,556	**$ 5,661,813**
Conversion of convertible bonds (2002—3,669,902 shares)	**—**	—	1,258	**—**
Balance at end of the year (2004—4,520,715,112 shares; 2003—4,520,715,112 shares; 2002—4,520,715,112 shares)	**¥ 605,814**	¥ 605,814	¥ 605,814	**$ 5,661,813**
Capital surplus				
Balance at beginning of the year	**¥ 804,470**	¥ 804,470	¥ 803,212	**$ 7,518,411**
Conversion of convertible bonds	**—**	—	1,258	**—**
Balance at end of the year	**¥ 804,470**	¥ 804,470	¥ 804,470	**$ 7,518,411**
Retained earnings				
Balance at beginning of the year	**¥1,286,299**	¥ 878,655	¥ 430,751	**$12,021,486**
Net income	**512,281**	503,667	495,165	**4,787,673**
Cash dividends paid	**(94,236)**	(74,594)	(50,800)	**(880,710)**
Bonuses to directors and statutory auditors	**(404)**	(410)	(407)	**(3,776)**
Other (Note 14)	**11,159**	(21,019)	3,946	**104,290**
Balance at end of the year	**¥1,715,099**	¥1,286,299	¥ 878,655	**$16,028,963**
Unrealized holding gain on securities				
Balance at beginning of the year	**¥ 4,392**	¥ 1,831	¥ 4,406	**$ 41,047**
Net change during the year	**2,963**	2,561	(2,575)	**27,691**
Balance at end of the year	**¥ 7,355**	¥ 4,392	¥ 1,831	**$ 68,738**
Translation adjustments				
Balance at beginning of the year	**¥ (431,744)**	¥ (320,276)	¥ (221,973)	**$ (4,034,991)**
Net change during the year	**31,645**	(111,468)	(98,303)	**295,748**
Balance at end of the year	**¥ (400,099)**	¥ (431,744)	¥ (320,276)	**$ (3,739,243)**
Treasury common stock				
Balance at end of the year (122,116,426 shares, 54,512,876 shares and 173,987 shares at April 1, 2004, 2003 and 2002, respectively)	**¥ (245,237)**	¥ (162,190)	¥ (130)	**$ (2,291,934)**
Net change during the year (19,119,147 shares, 67,603,550 shares and 54,338,889 shares for the years ended March 31, 2005, 2004 and 2003, respectively)	**(21,652)**	(83,047)	(162,060)	**(202,355)**
Balance at end of the year (141,235,573 shares, 122,116,426 shares and 54,512,876 shares at March 31, 2005, 2004 and 2003, respectively)	**¥ (266,889)**	¥ (245,237)	¥ (162,190)	**$ (2,494,289)**
Total shareholders' equity	**¥2,465,750**	¥2,023,994	¥1,808,304	**$23,044,393**

See notes to consolidated financial statements.

FINANCIAL SECTION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 3)
For the years ended	**2004** *Mar. 31, 2005*	2003 *Mar. 31, 2004*	2002 *Mar. 31, 2003*	**2004** *Mar. 31, 2005*
Operating activities				
Income before income taxes and minority interests	**¥ 793,233**	¥736,497	¥694,624	**$ 7,413,393**
Depreciation and amortization relating to:				
Leased assets	**157,346**	134,354	158,370	**1,470,523**
Other assets	**368,580**	326,683	212,755	**3,444,673**
(Reversal of) provision for allowance for doubtful receivables	**(6,464)**	3,732	(503)	**(60,411)**
Loss on devaluation of securities	**128**	323	769	**1,196**
Interest and dividend income	**(16,274)**	(11,591)	(8,520)	**(152,093)**
Interest expense	**73,220**	63,423	80,255	**684,299**
Gain on sales of property, plant and equipment	**(24,038)**	(4,163)	(58,796)	**(224,654)**
Loss on disposal of property, plant and equipment	**20,115**	24,823	15,587	**187,991**
(Gain) loss on sales of securities	**(7,232)**	7,113	(4,324)	**(67,589)**
Amortization of net retirement benefit obligation at transition	**11,795**	13,936	23,923	**110,234**
Provision for accrued retirement benefits	**65,103**	67,262	100,629	**608,439**
Retirement benefits paid	**(82,924)**	(80,650)	(86,917)	**(774,991)**
Business restructuring costs paid	**—**	—	(4,644)	**—**
Other	**(115)**	45,934	(77,897)	**(1,076)**
Changes in operating assets and liabilities:				
Notes and accounts receivable	**15,494**	24,539	44,989	**144,804**
Finance receivables	**(794,349)**	(463,110)	(327,357)	**(7,423,822)**
Inventories	**(108,903)**	(28,220)	(28,404)	**(1,017,785)**
Notes and accounts payable	**152,213**	68,879	36,877	**1,422,551**
Subtotal	**616,928**	929,764	771,416	**5,765,682**
Interest and dividends received	**16,098**	10,699	8,238	**150,449**
Interest paid	**(71,318)**	(65,231)	(80,902)	**(666,523)**
Income taxes paid	**(192,293)**	(77,815)	(123,374)	**(1,797,131)**
Net cash provided by operating activities	**369,415**	797,417	575,378	**3,452,477**
Investing activities				
(Increase) decrease in short-term investments	**(12,370)**	(710)	789	**(115,607)**
Purchases of investment securities	**(31,896)**	(119,372)	(32,053)	**(298,093)**
Proceeds from sales of investment securities	**3,098**	40,330	45,263	**28,953**
Long-term loans made	**(4,019)**	(3,741)	(11,343)	**(37,561)**
Collection of long-term loans receivable	**4,860**	4,766	13,097	**45,421**
Purchases of fixed assets	**(461,146)**	(428,387)	(377,929)	**(4,309,776)**
Proceeds from sales of property, plant and equipment	**71,256**	53,932	98,699	**665,944**
Purchases of leased vehicles	**(590,605)**	(476,613)	(483,704)	**(5,519,673)**
Proceeds from sales of leased vehicles	**173,812**	191,105	259,075	**1,624,411**
Purchase of subsidiaries' stock resulting in changes in the scope of consolidation	**(1,292)**	—	—	**(12,075)**
Proceeds from sales of subsidiaries' stock resulting in changes in the scope of consolidation (Note 15)	**7,697**	192	8,395	**71,935**
Additional acquisition of shares of consolidated subsidiaries	**(500)**	(2,531)	(692)	**(4,673)**
Other	**(23,930)**	(15,097)	(34,971)	**(223,645)**
Net cash used in investing activities	**(865,035)**	(756,126)	(515,374)	**(8,084,439)**
Financing activities				
Increase (decrease) in short-term borrowings	**666,191**	(137,575)	(54,310)	**6,226,084**
Increase in long-term borrowings	**1,050,841**	847,393	534,053	**9,820,944**
Increase in bonds and debentures	**140,663**	150,000	85,000	**1,314,607**
Repayment or redemption of long-term debt	**(1,145,534)**	(720,694)	(524,115)	**(10,705,925)**
Purchases of treasury stock	**(33,366)**	(101,957)	(58,383)	**(311,832)**
Proceeds from sales of treasury stock	**6,816**	9,744	5,670	**63,701**
Repayment of lease obligations	**(69,244)**	(84,742)	(9,879)	**(647,140)**
Cash dividends paid	**(94,236)**	(74,594)	(50,800)	**(880,710)**
Other	**(1,085)**	(1,315)	—	**(10,140)**
Net cash provided by (used in) financing activities	**521,046**	(113,740)	(72,764)	**4,869,589**
Effect of exchange rate changes on cash and cash equivalents	**4,369**	(2,604)	654	**40,831**
Increase (decrease) in cash and cash equivalents	**29,795**	(75,053)	(12,106)	**278,458**
Cash and cash equivalents at beginning of the year	**194,164**	269,817	279,653	**1,814,617**
Increase due to inclusion in consolidation (Note 15)	**65,825**	310	2,297	**615,187**
Decrease due to exclusion from consolidation	**—**	(910)	(27)	**—**
Cash and cash equivalents at end of the year	**¥ 289,784**	¥194,164	¥269,817	**$ 2,708,262**

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal year 2004 (Year ended March 31, 2005)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

Nissan Motor Co., Ltd. (the "Company") and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries maintain their books of account in conformity with those of their countries of domicile.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and have been compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

(b) Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The accompanying consolidated financial statements include the accounts of the Company and any significant companies controlled directly or indirectly by the Company. Companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

The financial statements of the Company's subsidiaries in certain foreign countries including Mexico have been prepared based on general price-level accounting. The related revaluation adjustments made to reflect the effect of inflation in those countries in the accompanying consolidated financial statements have been charged or credited to operations and are directly reflected in retained earnings.

Investments in subsidiaries and affiliates which are not consolidated or accounted for by the equity method are carried at cost or less. Where there has been a permanent decline in the value of such investments, the Company has written down the investments.

Differences between the cost and the underlying net equity at fair value of investments in consolidated subsidiaries and in companies which are accounted for by the equity method have been amortized by the straight-line method over periods not exceeding 20 years.

(c) Foreign currency translation

The balance sheet accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for the components of shareholders' equity which are translated at their historical exchange rates. Revenue and expense accounts are translated at the average rate of exchange in effect during the year. Translation adjustments are presented as a component of shareholders' equity and minority interests in its consolidated financial statements.

(d) Cash equivalents

All highly liquid investments with maturity of three months or less when purchased are considered cash equivalents.

(e) Inventories

Inventories are stated principally at the lower of cost or market, cost being determined principally by the first-in, first-out method. See Note 2 (a).

(f) Short-term investments and investment securities

Securities other than equity securities issued by subsidiaries and affiliates are classified into three categories: trading, held-to-maturity or other securities. Trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

(g) Property, plant and equipment and depreciation

Depreciation of property, plant and equipment of the Company and its consolidated subsidiaries is calculated principally by the straight-line method based on the estimated useful lives and the residual value determined by the Company. Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income.

(h) Leases

Noncancellable lease transactions that transfer substantially all risks and rewards associated with the ownership of assets are accounted for as finance leases. All other lease transactions are accounted for as operating leases and relating payments are charged to income as incurred. See Note 2(c).

(i) Retirement benefits

Accrued retirement benefits for employees have been provided mainly at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets as of balance sheet date, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss, and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated years of service of the eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method.

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 8 years through 18 years) which are shorter than the average remaining years of service of the employees. Certain foreign consolidated subsidiaries have adopted the corridor approach for the amortization of actuarial gain and loss.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 9 years through 15 years) which are shorter than the average remaining years of service of the employees.

See Note 9 for the method of accounting for the separation of the substitutional portion of the benefit obligation from the corporate portion of the benefit obligation under Welfare Pension Fund Plan.

See Note 2(b) for adoption of a new accounting standard by a consolidated subsidiary in the United Kingdom.

(j) Income taxes

Deferred tax assets and liabilities have been recognized in the consolidated financial statements with respect to the differences between financial reporting and the tax bases of the assets and liabilities, and were measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

(k) Research and development costs
Research and development costs are charged to income when incurred.

(l) Revenue recognition
Revenue is generally recognized on sales of products at the time of shipment.

(m) Derivative financial instruments
The Company and certain consolidated subsidiaries have entered into various derivative transactions in order to manage certain risks arising from adverse fluctuations in foreign currency exchange rates, interest rates, and stock and commodity prices. Derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward foreign exchange contracts are translated at the corresponding foreign exchange contract rates.

(n) Appropriation of retained earnings
Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a given financial year is made by resolution of the shareholders at a general meeting held subsequent to the close of such financial year. The accounts for that year do not, therefore, reflect such appropriations. See Note 22.

(o) New Accounting Standards
A new Japanese accounting standard "Impairment of Fixed Assets" was issued in August 2002 that is effective for fiscal years beginning on or after April 1, 2005. The new standard requires that tangible and intangible fixed assets be carried at cost less depreciation, and be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Companies would be required to recognize an impairment loss in their income statement if certain indicators of asset impairment exist and the book value of an asset exceeds the undiscounted sum of future cash flows of the asset. The Company is currently assessing the impact of this new accounting standard on its financial position and operating results.

2. ACCOUNTING CHANGES

(a) Until the year ended March 31, 2003, finished goods, work in process and purchased parts included in raw materials were stated at the lower of average cost or market, and raw materials except for purchased parts and supplies were stated at the lower of cost or market, cost being determined by the last-in, first-out method. Effective April 1, 2003, the Company and certain consolidated subsidiaries began to value all inventories at the lower of cost or market, cost being determined by the first-in, first-out method. This change was made in order to establish a sound financial position by reflecting the changes in the purchase prices in the valuation of inventories considering the fact that there has been progress in achieving a reduction in purchasing costs and that this trend is anticipated to continue. This change is also intended to achieve a better matching of revenue and expenses and more appropriate cost management by applying an inventory valuation method which reflects the actual inventory movements. The effect of this change was immaterial for the year ended March 31, 2004.

(b) Effective April 1, 2003, Nissan Motor Manufacturing (UK) Ltd., a consolidated subsidiary, implemented early adoption a new accounting standard for retirement benefits in the United Kingdom. The effect of this change was to increase retirement benefit expenses by ¥2,178 million and to decrease operating income and income before income taxes and minority interests by ¥1,686 million and ¥2,178 million respectively, for the year ended March 31, 2004 as compared with the corresponding amounts which would have been recorded if the previous method had been followed. Retained earnings also decreased by ¥18,132 million since the net retirement benefit obligation at transition and actuarial loss was charged directly to retained earnings for the year ended March 31, 2004. The effect of this change on segment information is explained in Note 21.

(c) Until the year ended March 31, 2003, noncancelable lease transactions of the Company and its domestic consolidated subsidiaries were accounted for as operating leases (whether such leases were classified as operating or finance leases) except that lease agreements which stipulated the transfer of ownership of the leased assets to the lessee were accounted for as finance leases. Effective April 1, 2003, the Company and its domestic consolidated subsidiaries changed their method of accounting for noncancelable lease transactions which transfer substantially all risks and rewards associated with the ownership of assets, from accounting for them as operating leases, to finance leases. This change was made in order to achieve a better matching of revenue and expenses by calculating manufacturing costs more accurately and to establish a better presentation of the Company's and its domestic consolidated subsidiaries' financial position by reflecting lease transactions more appropriately in its consolidated financial statements, considering the increasing materiality of these lease transactions as well as from an international point of view. The effect of this change in method of accounting was to decrease sales, cost of sales and selling, general and administrative expenses by ¥17,943 million, ¥38,910 million and ¥624 million, respectively, and to increase operating income and income before income taxes and minority interests by ¥21,591 million and ¥17,659 million respectively, for the year ended March 31, 2004 as compared with the corresponding amounts which would have been recorded if the previous method had been followed. In addition, trade and sales finance receivables, tangible fixed assets and lease obligation increased by ¥70,670 million, ¥66,514 million and ¥120,061 million respectively, at March 31, 2004 over the corresponding amounts which would have been recorded if the previous method had been followed. The effect of this change on segment information is explained in Note 21.

(d) Until the year ended March 31, 2004, freight and shipping costs of the Company and certain consolidated subsidiaries were included in selling, general and administrative expenses. Effective April 1, 2004, the Company and those consolidated subsidiaries began to account for the freight and shipping costs as cost of sales. This change was made in order to present gross profit more accurately by including the freight and shipping costs in cost of sales and matching them directly with sales as well as to unify the accounting policy among the Nissan group considering the fact that shipping costs for export parts to be used for manufacture in overseas countries have increased due to the expansion of manufacturing activities outside Japan.

(e) The effect of this change was to increase cost of sales by ¥112,074 million ($1,047,421 thousand) and to decrease gross profit and selling, general and administrative expenses by the same amount for the year ended March 31, 2005. This change had no impact on operating income, income before income taxes and minority income and net income for the years ended March 31, 2005 as compared with the corresponding amounts which would have been recorded if the previous method had been followed. This change had no effect on segment information.

3. U.S. DOLLAR AMOUNTS

Amounts in U.S. dollars are included solely for the convenience of the reader. The rate of ¥107 = US$1.00, the approximate rate of exchange in effect on March 31, 2005, has been used. The inclusion of such amounts is not intended to imply that yen amounts have been or could be readily converted, realized or settled in U.S. dollars at that or any other rate.

4. RECEIVABLES

Receivables at March 31, 2005 and 2004 consisted of the following:

	Millions of yen		*Thousands of U.S. dollars*
As of	**2004** Mar. 31, 2005	2003 Mar. 31, 2004	**2004** Mar. 31, 2005
Notes and accounts receivable	**¥ 538,029**	¥ 462,716	**$ 5,028,308**
Finance receivables	**3,026,788**	2,203,174	**28,287,738**
Less allowance for doubtful receivables	**(75,272)**	(63,014)	**(703,476)**
	¥3,489,545	¥2,602,876	**$32,612,570**

Finance receivables principally represent receivables from customers on loans made by financing subsidiaries in connection with sales of automobiles.

5. INVENTORIES

Inventories at March 31, 2005 and 2004 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
As of	**2004** Mar. 31, 2005	2003 Mar. 31, 2004	**2004** Mar. 31, 2005
Finished products	**¥502,032**	¥386,874	**$4,691,888**
Work in process and other	**206,030**	155,918	**1,925,514**
	¥708,062	¥542,792	**$6,617,402**

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at March 31, 2005 and 2004 is summarized as follows:

	Millions of yen		*Thousands of U.S. dollars*
As of	**2004** Mar. 31, 2005	2003 Mar. 31, 2004	**2004** Mar. 31, 2005
Land	**¥ 781,693**	¥ 759,640	**$ 7,305,542**
Buildings and structures	**1,435,423**	1,259,048	**13,415,168**
Machinery and equipment	**4,995,081**	4,158,336	**46,683,000**
Construction in progress	**249,615**	253,999	**2,332,851**
	¥7,461,812	¥6,431,023	**$69,736,561**

The following table set forth the acquisition costs and related accumulated amortization of assets recorded under finance leases included in the balances above:

As of	Millions of yen 2004 Mar. 31, 2005	Millions of yen 2003 Mar. 31, 2004	Thousands of U.S. dollars 2004 Mar. 31, 2005
Buildings and structures	**¥ 20,530**	¥ 29,028	**$ 191,869**
Machinery and equipment	**295,345**	317,040	**2,760,234**
	315,875	346,068	**2,952,103**
Accumulated amortization	**(141,309)**	(190,679)	**(1,320,645)**
	¥174,566	¥155,389	**$1,631,458**

Depreciation of property, plant and equipment for each of the three years in the period ended March 31, 2005 was as follows:

For the years ended	Millions of yen 2004 Mar. 31, 2005	Millions of yen 2003 Mar. 31, 2004	Millions of yen 2002 Mar. 31, 2003	Thousands of U.S. dollars 2004 Mar. 31, 2005
	¥514,261	¥449,254	¥355,372	**$4,806,178**

7. NOTES AND ACCOUNTS PAYABLE

Notes and accounts payable at March 31, 2005 and 2004 consisted of the following:

As of	Millions of yen 2004 Mar. 31, 2005	Millions of yen 2003 Mar. 31, 2004	Thousands of U.S. dollars 2004 Mar. 31, 2005
Notes and accounts payable	**¥ 939,786**	¥ 768,201	**$ 8,783,047**
Accrued expenses and other	**444,377**	358,076	**4,153,056**
	¥1,384,163	¥1,126,277	**$12,936,103**

8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2005 and 2004, short-term borrowings and the current portion of long-term debt consisted of the following:

As of	Millions of yen 2004 Mar. 31, 2005	Millions of yen 2003 Mar. 31, 2004	Thousands of U.S. dollars 2004 Mar. 31, 2005
Loans, principally from banks	**¥ 597,737**	¥ 311,928	**$ 5,586,327**
Commercial paper	**491,336**	38,000	**4,591,925**
Current portion of long-term debt	**836,545**	1,010,870	**7,818,178**
Current portion of lease obligation	**58,332**	50,464	**545,159**
	¥1,983,950	¥1,411,262	**$18,541,589**

The annual weighted-average interest rates applicable to short-term borrowings except for lease obligation outstanding at March 31, 2005 and 2004 were 2.1% and 1.8%, respectively.

At March 31, 2005 and 2004, long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	2004 Mar. 31, 2005	2003 Mar. 31, 2004	2004 Mar. 31, 2005
Debt with collateral:			
Loans from banks and other financial institutions due through 2009 with weighted-average interest rate of 2.9%	**¥1,351,212**	¥1,257,157	**$12,628,150**
Debt without collateral:			
Loans from banks and other financial institutions due through 2022 with weighted-average interest rate of 1.5%	**658,823**	441,125	**6,157,224**
Bonds in yen due through 2010 at rates ranging from 0.4% to 3.6%	**551,960**	685,340	**5,158,505**
Straight Bonds in U.S. dollars due 2010 at 4.6%	**80,543**	—	**752,738**
Medium-term notes in U.S. dollars due through 2008 at rates ranging from 2.6% to 3.3%	**43,327**	51,237	**404,925**
Euro medium-term notes in U.S. dollars and Euro due through 2006 at rates ranging from 1.6% to 2.8%	**13,574**	13,325	**126,860**
Floating rate bonds with warrants in yen due 2004	**—**	172,300	**—**
Other	**3,735**	—	**34,907**
Lease obligation	**154,876**	134,643	**1,447,439**
	2,858,050	2,756,127	**26,710,748**
Less current portion	**894,877**	1,061,334	**8,363,337**
	¥1,963,173	¥1,694,793	**$18,347,411**

The maturities of long-term debt except for lease obligation are summarized as follows:

Year ending Mar. 31,	Millions of yen	Thousands of U.S. dollars
2006	¥ 836,545	$ 7,818,178
2007	412,414	3,854,336
2008	600,105	5,608,458
2009 and thereafter	854,110	7,982,337
	¥2,703,174	$25,263,309

The assets pledged as collateral for short-term borrowings of ¥449,020 million ($4,196,449 thousand) and long-term debt of ¥1,351,212 million ($12,628,150 thousand) at March 31, 2005 were as follows:

	Millions of yen	Thousands of U.S. dollars
Short-term investments	¥ 161	$ 1,505
Receivables	1,318,927	12,326,420
Property, plant and equipment, at net book value	789,418	7,377,738
Other assets	699	6,533
	¥2,109,205	$19,712,196

In addition to the above, at March 31, 2005, investments in consolidated subsidiaries of ¥1,036 million ($9,682 thousand) were pledged as collateral for long-term debt of affiliates of ¥472 million ($4,411 thousand), which has not been reflected in the accompanying consolidated balance sheet.

9. RETIREMENT BENEFIT PLANS

The Company and its domestic consolidated subsidiaries have defined benefit plans, i.e., welfare pension fund plans ("WPFP"), tax-qualified pension plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs. Certain foreign consolidated subsidiaries have defined benefit and contribution plans.

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets as of March 31, 2005 and 2004 for the Company's and the consolidated subsidiaries' defined benefit plans:

	Millions of yen		*Thousands of U.S. dollars*
As of	**2004** Mar. 31, 2005	2003 Mar. 31, 2004	**2004** Mar. 31, 2005
Retirement benefit obligation	**¥(1,217,260)**	¥(1,041,483)	**$(11,376,262)**
Plan assets at fair value	**500,815**	377,169	**4,680,514**
Unfunded retirement benefit obligation	**(716,445)**	(664,314)	**(6,695,748)**
Unrecognized net retirement benefit obligation at transition	**120,718**	131,666	**1,128,206**
Unrecognized actuarial gain or loss	**154,689**	152,867	**1,445,691**
Unrecognized prior service cost	**(66,720)**	(61,833)	**(623,551)**
Net retirement benefit obligation	**(507,758)**	(441,614)	**(4,745,402)**
Prepaid pension cost	**445**	652	**4,159**
Accrued retirement benefits	**¥ (508,203)**	¥ (442,266)	**$ (4,749,561)**

The substitutional portion of the benefits under the WPFP has been included in the amounts shown in the above table.

The Company received the approval from the Minister of Health, Labor and Welfare ("MHLW") in the year ended March 31, 2003 with respect to its application for exemption from the obligation for benefits related to future employee services under the substitutional portion of the WPFP. Certain domestic consolidated subsidiaries received the same approval from MHLW during the year ended March 31, 2004. In accordance with the transitional provision stipulated in "Practical Guidelines for Accounting for Retirement Benefits," the Company and the domestic consolidated subsidiaries accounted for the separation of the substitutional portion of the benefit obligation from the corporate portion of the benefit obligation under their WPFPs as of the dates of approval for their exemption assuming that the transfer to the Japanese government of the substitutional portion of the benefit obligation and related pension plan assets had been completed as of those dates. As a result, the Company recognized a loss of ¥30,945 million for the year ended March 31, 2003 and the domestic consolidated subsidiaries recognized an aggregate gain of ¥3,669 million and an aggregate loss of ¥1,587 million for the year ended March 31, 2004. The pension assets to be transferred were calculated at ¥35,770 million for the domestic consolidated subsidiaries at March 31, 2004 and ¥241,203 million for the Company at March 31, 2003.

The components of retirement benefit expenses for the years ended March 31, 2005, 2004 and 2003 are outlined as follows:

	Millions of yen			*Thousands of U.S. dollars*
For the years ended	**2004** Mar. 31, 2005	2003 Mar. 31, 2004	2002 Mar. 31, 2003	**2004** Mar. 31, 2005
Service cost	**¥47,802**	¥48,418	¥ 51,543	**$446,748**
Interest cost	**33,288**	33,012	45,269	**311,103**
Expected return on plan assets	**(17,999)**	(15,523)	(26,708)	**(168,215)**
Amortization of net retirement benefit obligation at transition	**12,009**	14,169	24,280	**112,234**
Amortization of actuarial gain or loss	**12,298**	18,689	11,464	**114,934**
Amortization of prior service cost	**(5,431)**	(7,049)	(7,762)	**(50,757)**
Other	**179**	57	5	**1,673**
Retirement benefit expenses	**82,146**	91,773	98,091	**767,720**
(Gain) loss on return of the substitutional portion of welfare pension fund plans	**(1,107)**	(5,594)	30,945	**(10,346)**
Total	**¥81,039**	¥86,179	¥129,036	**$757,374**

The assumptions used in accounting for the above plans were as follows:

	For the years ended	2004 Mar. 31, 2005	2003 Mar. 31, 2004
Discount rates	Domestic companies	**2.3% - 2.5%**	2.3% - 2.5%
	Foreign companies	**2.5% - 9.5%**	5.0% - 7.0%
Expected return on assets	Domestic companies	**Mainly 3.0%**	Mainly 3.0%
	Foreign companies	**2.2% - 9.5%**	7.0% - 9.0%

10. SHAREHOLDERS' EQUITY

In accordance with the Commercial Code of Japan (the "Code"), the Company has provided a legal reserve, which was included in retained earnings. The Code provides that an amount equal to at least 10% of the amount to be disbursed as distributions of earnings be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock account. The legal reserve amounted to ¥53,838 million ($503,159 thousand) as of both March 31, 2005 and 2004.

The Code provides that neither additional paid-in capital nor the legal reserve is available for dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. The Code also provides that if the total amount of additional paid-in capital and the legal reserve exceeds 25% of the amount of common stock, the excess may be distributed to the shareholders either as a return of capital or as dividends subject to the approval of the shareholders.

11. RESEARCH AND DEVELOPMENT COSTS

Research and development costs included in selling, general and administrative expenses and manufacturing costs for the years ended March 31, 2005, 2004 and 2003 amounted to ¥398,148 million ($3,721,009 thousand), ¥354,321 million and ¥300,330 million, respectively.

12. OTHER INCOME (EXPENSES)

The components of "Other, net" in "Other income (expenses)" for each of the three years in the period ended March 31, 2005 were as follows:

	Millions of yen			Thousands of U.S. dollars
For the years ended	2004 Mar. 31, 2005	2003 Mar. 31, 2004	2002 Mar. 31, 2003	2004 Mar. 31, 2005
Dividend income	**¥ 1,340**	¥ 1,270	¥ 954	**$ 12,523**
Net gain on sales of property, plant and equipment	**24,038**	4,163	58,796	**224,654**
Loss on disposal of fixed assets	**(20,115)**	(18,449)	(15,587)	**(187,991)**
Net gain (loss) on sales of investment securities	**7,232**	(7,113)	4,324	**67,589**
Foreign exchange gain	**801**	16,444	18,318	**7,486**
Amortization of net retirement benefit obligation at transition	**(11,795)**	(13,936)	(23,923)	**(110,234)**
Gain (loss) on return of the substitutional portion of welfare pension fund plans (Note 9)	**1,107**	5,594	(30,945)	**10,346**
Loss on restructuring of European operations	**—**	(26,164)	—	**—**
Loss on restructuring of consolidated subsidiaries' operations	**(8,752)**	—	—	**(81,794)**
Settlement loss on withdrawal from multi-employer retirement benefit plan	**(6,337)**	—	—	**(59,224)**
Other	**(80,514)**	(44,821)	(48,444)	**(752,467)**
	¥(92,995)	¥(83,012)	¥(36,507)	**$(869,112)**

FINANCIAL SECTION

13. INCOME TAXES

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax, inhabitants' taxes and enterprise tax, which, in the aggregate, resulted in a statutory rate of approximately 41% for 2004 and 42% for 2003 and 2002. Income taxes of the foreign consolidated subsidiaries are based generally on the tax rates applicable in their countries of incorporation.

The effective tax rates reflected in the consolidated statements of income for the years ended March 31, 2005, 2004 and 2003 differ from the statutory tax rates for the following reasons:

For the years ended	**2004** **Mar. 31, 2005**	2003 Mar. 31, 2004	2002 Mar. 31, 2003
Statutory tax rates	**40.6%**	41.9%	41.9%
Effect of:			
Decrease in valuation allowance	**(1.9)**	(5.5)	(9.7)
Different tax rates applied to foreign subsidiaries	**(2.7)**	(4.3)	(3.8)
Tax credits	**(1.5)**	(2.0)	—
Equity in earnings of unconsolidated subsidiaries and affiliates	**(1.9)**	(0.6)	(0.7)
Adjustments in deferred tax assets and liabilities due to change in tax rate	**—**	—	0.8
Other	**0.1**	0.2	0.1
Effective tax rates	**32.5%**	29.7%	28.6%

The significant components of deferred tax assets and liabilities at March 31, 2005 and 2004 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
As of	**2004** **Mar. 31, 2005**	2003 Mar. 31, 2004	**2004** **Mar. 31, 2005**
Deferred tax assets:			
Net operating loss carryforwards	**¥ 24,660**	¥ 40,150	**$ 230,467**
Accrued retirement benefits	**172,379**	162,926	**1,611,019**
Accrued warranty costs	**38,047**	44,381	**355,579**
Other	**379,543**	299,344	**3,547,131**
Gross deferred tax assets	**614,629**	546,801	**5,744,196**
Valuation allowance	**(36,369)**	(36,689)	**(339,897)**
Total deferred tax assets	**578,260**	510,112	**5,404,299**
Deferred tax liabilities:			
Reserves under Special Taxation Measures Law, etc.	**(379,924)**	(306,316)	**(3,550,692)**
Difference between cost of investments and their underlying net equity at fair value	**(88,840)**	(72,508)	**(830,280)**
Unrealized holding gain on securities	**(5,971)**	(2,853)	**(55,804)**
Other	**(128,577)**	(91,028)	**(1,201,654)**
Total deferred tax liabilities	**(603,312)**	(472,705)	**(5,638,430)**
Net deferred tax (liabilities) assets	**¥ (25,052)**	¥ 37,407	**$ (234,131)**

14. RETAINED EARNINGS

Other changes in retained earnings for each of the three years in the period ended March 31, 2005 were as follows:

	Millions of yen			Thousands of U.S. dollars
For the years ended	**2004** **Mar. 31, 2005**	2003 Mar. 31, 2004	2002 Mar. 31, 2003	**2004** **Mar. 31, 2005**
Adjustments for revaluation of the accounts of the consolidated subsidiaries based on general price-level accounting (Note 1(b))	**¥12,942**	¥ 9,460	¥14,464	**$120,953**
Loss on disposal of treasury stock	**(4,700)**	(8,171)	(2,664)	**(43,925)**
Effect of adoption of a new accounting standard for retirement benefit by foreign subsidiaries (Note 2(b))	**—**	(18,132)	—	**—**
Decrease in unfunded retirement benefit obligation with respect to foreign subsidiaries	**(369)**	—	—	**(3,449)**
Adjustments to retained earnings at beginning of the year for inclusion in or exclusion from consolidation or the equity method of accounting for subsidiaries and affiliates, and certain other adjustments	**1,104**	(4,176)	(7,854)	**10,318**
Increase due to land revaluation of foreign subsidiaries	**2,182**	—	—	**20,393**
	¥11,159	¥(21,019)	¥ 3,946	**$104,290**

15. SUPPLEMENTARY CASH FLOW INFORMATION

The following is a summary of the assets and liabilities of Calsonic Kansei Corporation and its 11 subsidiaries, which were newly consolidated subsidiaries, as a result of the acquisition of shares through the private placement for the year ended March 31, 2005.

	Millions of yen	Thousands of U.S. dollars
For the year ended	2004 Mar. 31, 2005	2004 Mar. 31, 2005
Current assets	¥ 69,926	$ 653,514
Fixed assets	126,242	1,179,832
Total assets	¥196,168	$1,833,346
Current liabilities	¥(21,146)	$ (197,626)
Long-term liabilities	(55,714)	(520,692)
Total liabilities	¥ (76,860)	$ (718,318)

The following is a summary of the assets and liabilities of Dongfeng Motor Co., Ltd., a newly consolidated subsidiary, as a result of transfer of all shares to the Company's consolidated subsidiary, Nissan China Investment Co., Ltd. for the year ended March 31, 2005.

	Millions of yen	Thousands of U.S. dollars
For the year ended	2004 Mar. 31, 2005	2004 Mar. 31, 2005
Current assets	¥ 106,744	$ 997,607
Fixed assets	44,094	412,093
Total assets	¥ 150,838	$ 1,409,700
Current liabilities	¥(109,922)	$(1,027,308)
Long-term liabilities	(22,218)	(207,645)
Total liabilities	¥(132,140)	$(1,234,953)

The following is a summary of the transferred assets and liabilities, the relevant selling prices and the net cash inflows from sales of stock of Rhythm Corporation and two other companies in the year ended March 31, 2003.

For the year ended	Millions of yen 2002 Mar. 31, 2003
Current assets	¥22,561
Fixed assets	7,493
Loss on sales of investment securities	(1,765)
Current liabilities	(11,991)
Long-term liabilities	(5,366)
Minority interests in consolidated subsidiaries	(1,962)
Proceeds from sales of stock	8,970
Cash and cash equivalents held by subsidiaries	(575)
Net proceeds	¥ 8,395

16. LEASE TRANSACTIONS

a) Lessees' accounting

Future minimum lease payments subsequent to March 31, 2005 on noncancelable operating leases are summarized as follows:

Year ending Mar. 31,	*Millions of yen*	*Thousands of U.S. dollars*
2006	¥ 5,729	$ 53,542
2007 and thereafter	24,004	224,336
Total	¥29,733	$277,878

b) Lessors' accounting

Future minimum lease income subsequent to March 31, 2005 for noncancelable operating leases is summarized as follows:

Year ending Mar. 31,	*Millions of yen*	*Thousands of U.S. dollars*
2006	¥228,770	$2,138,037
2007 and thereafter	311,015	2,906,682
Total	¥539,785	$5,044,719

See Note 2(c) for the change in the method of accounting for noncancelable lease transactions which transfer substantially all risks and rewards associated with the ownership of assets.

17. COMMITMENTS AND CONTINGENCIES

At March 31, 2005, the Company and its consolidated subsidiaries had the following contingent liabilities:

	Millions of yen	*Thousands of U.S. dollars*
As endorser of notes receivable discounted with banks	¥ 5,301	$ 49,542
As guarantor of employees' housing loans from banks and others	243,384	2,274,617
	¥248,685	$2,324,159

In addition to the above, at March 31, 2005, the Company was committed to provide guarantees of indebtedness of unconsolidated subsidiaries and affiliates in the aggregate amount of ¥2,712 million ($25,346 thousand) at the request of the lending banks. The outstanding balance of installment receivables sold with recourse amounted to ¥20,687 million ($193,336 thousand) at March 31, 2005.

Certain consolidated subsidiaries have entered into overdraft and loan commitment agreements amounting to ¥107,247 million ($1,002,308 thousand) with their customers and others. The loans receivable outstanding and the unused balances under these credit facilities as of March 31, 2005 amounted to ¥12,094 million ($113,028 thousand) and ¥95,153 million ($889,280 thousand), respectively. Since many of these facilities expire without being utilized and the related borrowings are sometimes subject to a review of the borrowers' credibility, any unused amount will not necessarily be utilized at the full amount.

18. AMOUNTS PER SHARE

For the years ended	Yen			U.S. dollars
	2004 Mar. 31, 2005	2003 Mar. 31, 2004	2002 Mar. 31, 2003	**2004** Mar. 31, 2005
Net income:				
Basic	**¥125.16**	¥122.02	¥117.75	**$1.170**
Diluted	**124.01**	120.74	116.88	**1.159**
Cash dividends applicable to the year	**24.00**	19.00	14.00	**0.224**

As of	Yen		U.S. dollars
	2004 Mar. 31, 2005	2003 Mar. 31, 2004	**2004** Mar. 31, 2005
Net assets	**¥604.49**	¥493.85	**$5.649**

Basic net income per share was computed based on the net income available for distribution to shareholders of common stock and the weighted average number of shares of common stock outstanding during the year, and diluted net income per share was computed based on the net income available for distribution to the shareholders and the weighted average number of shares of common stock outstanding during each year after giving effect to the dilutive potential of shares of common stock to be issued upon the exercise of warrants and stock subscription rights.

Amounts per share of net assets are computed based on net assets available for distribution to the shareholders and the number of shares of common stock outstanding at the year end.

Cash dividends per share represent the cash dividends proposed by the Board of Directors as applicable to the respective years together with the interim cash dividends paid.

19. SECURITIES

a) Information regarding marketable securities classified as held-to-maturity debt securities and other securities as of March 31, 2005 and 2004 is as follows:

Marketable held-to-maturity debt securities

Fiscal year 2004 *(As of Mar. 31, 2005)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Carrying value	Estimated fair value	Unrealized gain (loss)	Carrying value	Estimated fair value	Unrealized gain (loss)
Securities whose carrying value exceeds their fair value:						
Corporate bonds	¥201	¥201	¥0	$1,879	$1,879	$0
Total	¥201	¥201	¥0	$1,879	$1,879	$0

Fiscal year 2003 *(As of Mar. 31, 2004)*	*Millions of yen*		
	Carrying value	Estimated fair value	Unrealized gain (loss)
Securities whose carrying value exceeds their fair value:			
Corporate bonds	¥249	¥249	¥0
Total	¥249	¥249	¥0

Marketable other securities

Fiscal year 2004 *(As of Mar. 31, 2005)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Acquisition cost	Carrying value	Unrealized gain (loss)	Acquisition cost	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition cost:						
Stock	¥3,781	¥15,833	¥12,052	$35,336	$147,972	$112,636
Debt securities	19	20	1	178	187	9
Others	15	18	3	140	168	28
Subtotal	¥3,815	¥15,871	¥12,056	$35,654	$148,327	$112,673
Securities whose acquisition cost exceeds their carrying value:						
Stock	¥ 679	¥ 428	¥ (251)	$ 6,346	$ 4,000	$ (2,346)
Others	214	191	(23)	2,000	1,785	(215)
Subtotal	¥ 893	¥ 619	¥ (274)	$ 8,346	$ 5,785	$ (2,561)
Total	¥4,708	¥16,490	¥11,782	$44,000	$154,112	$110,112

Fiscal year 2003 *(As of Mar. 31, 2004)*	*Millions of yen*		
	Acquisition cost	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition cost:			
Stock	¥1,042	¥7,934	¥6,892
Debt securities	19	20	1
Subtotal	¥1,061	¥7,954	¥6,893
Securities whose acquisition cost exceeds their carrying value:			
Stock	¥2,486	¥1,939	¥ (547)
Subtotal	¥2,486	¥1,939	¥ (547)
Total	¥3,547	¥9,893	¥6,346

b) Sales of securities classified as other securities with aggregate gain and loss are summarized as follows:

	Millions of yen			*Thousands of U.S. dollars*
For the years ended	**2004** *Mar. 31, 2005*	2003 *Mar. 31, 2004*	2002 *Mar. 31, 2003*	**2004** *Mar. 31, 2005*
Sales proceeds	**¥2,032**	¥4,048	¥12,770	**$18,991**
Aggregate gain	**1,225**	1,500	3,446	**11,449**
Aggregate loss	**(13)**	(32)	(3,167)	**(121)**

c) The redemption schedule for securities with maturity dates classified as other securities and held-to-maturity debt securities as of March 31, 2005 is summarized as follows:

Fiscal year 2004 *(As of Mar. 31, 2005)*	*Millions of yen*			
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years
Government bonds	¥ 20	¥0	¥ 0	¥0
Corporate bonds	147	0	54	0
Others	0	4	0	0
Total	¥167	¥4	¥54	¥0

Fiscal year 2004 *(As of Mar. 31, 2005)*	Thousands of U.S. dollars			
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years
Government bonds	$ 187	$ 0	$ 0	$0
Corporate bonds	1,374	0	505	0
Others	0	37	0	0
Total	$1,561	$37	$505	$0

20. DERIVATIVE TRANSACTIONS

Hedging Policies

The Company and its consolidated subsidiaries (collectively, the "Group") utilize derivative transactions for the purpose of hedging their exposure to fluctuation in foreign exchange rates, interest rates and market prices. However, based on an internal management rule on financial market risk (the "Rule") approved by the Company's Board of Directors, they do not enter into transactions involving derivatives for speculative purposes. The Rule prescribes that (i) the Group's financial market risk is to be controlled by the Company in a centralized manner, and that (ii) no individual subsidiary can initiate a hedge position without the prior approval of, and regular reporting back to the Company.

Risk to be hedged by derivative transactions

(1) Market risk

The financial market risk to which the Group is generally exposed in its operations and the relevant derivative transactions primarily used for hedging are summarized as follows:

- Foreign exchange risk associated with assets and liabilities denominated in foreign currencies; forward foreign exchange contracts, foreign currency options, and currency swaps;
- Interest rate risk associated with sourcing funds and investing: interest-rate swaps;
- Risk of fluctuation in stock prices: options on stocks;
- Risk of fluctuation in commodity prices (mainly for precious metals): commodity futures contracts

(2) Credit risk

The Group is exposed to the risk that a counterparty to its financial transactions could default and jeopardize future profits. We believe that this risk is insignificant as the Group enters into derivative transactions only with financial institutions which have a sound credit profile. The Group enters into these transactions also with Renault Finance S.A. ("RF"), a specialized financial subsidiary of the Renault Group which, we believe, is not subject to any such material risk. This is because RF enters into derivative transactions to cover such derivative transactions with us only with financial institutions of the highest caliber carefully selected by RF based on its own rating system which takes into account each counterparty's long-term credit rating and shareholders' equity.

(3) Legal risk

The Group is exposed to the risk of entering into a financial agreement which may contain inappropriate terms and conditions as well as the risk that an existing contract may be affected by revisions to the relevant laws and regulations. The Company's Legal Department and Finance Department make every effort to minimize legal risk by reviewing any new agreements of significance and by reviewing the related documents in a centralized way.

Risk Management

All strategies to manage financial market risk and risk hedge operations of the Group are carried out pursuant to the Rule which stipulates the Group's basic policies for derivative transactions, management policies, management items, procedures, criteria for the selection of counterparties, and the reporting system, and so forth. The Rule prescribes that (i) the Group's financial market risk is to be controlled by the Company in a centralized manner, and that (ii) no individual subsidiary is permitted to initiate a hedging operation without the prior approval of, and regular reporting back to the Company.

The basic hedge policy is subject to the approval of the Monthly Hedge Policy Meeting attended by the corporate officer in charge of Treasury Department. Execution and management of all deals are to be conducted pursuant to the Rule. Derivative transactions are conducted by a special section of the Treasury Department and monitoring of contracts for such transactions and confirming the balance of all open positions are the responsibility of back office and risk management section. Commodity futures contracts are to be handled also by Treasury Department under guidelines which are to be drawn up by the MRMC (Materials Risk Management Committee). The MRMC is chaired by the corporate officer in charge of the Purchasing Department and the corporate officer in charge of Treasury Department and it will meet approximately once every six months.

The status of derivative transactions is reported on a daily basis to the chief officer in charge of Treasury Department and on an annual basis to the Board of Directors. Credit risk is monitored quantitatively with reference to Renault's rating system based principally on the counterparties' long-term credit ratings and on their shareholders' equity. The Finance Department sets a maximum upper limit on positions with each of the counterparties for the Group and monitors the balances of open positions every day.

Summarized below are the notional amounts and the estimated fair value of the derivative instruments outstanding at March 31, 2005 and 2004:

1) Currency-related transactions

Fiscal year 2004 *(As of Mar. 31, 2005)*	*Millions of yen* Notional amount	Fair value	Unrealized gain (loss)	*Thousands of U.S. dollars* Notional amount	Fair value	Unrealized gain (loss)
Forward foreign exchange contracts						
Sell:						
US$	¥ 9,678	¥9,222	¥456	$ 90,449	$586,187	$4,262
CAN$	7,122	7,201	(79)	66,561	67,299	(738)
ZAR	777	729	48	7,262	6,813	449
GBP	3,100	3,075	25	28,972	28,738	234
Buy:						
CAN$	—	—	—	—	—	—
US$	7,238	7,026	(212)	67,645	65,664	(1,981)
Currency swaps:						
Euro	¥116,844	¥ (1)	¥ (1)	$1,092,000	$ (9)	$ (9)
£ Stg.	—	—	—	—	—	—
US$	107,144	662	662	1,001,346	6,187	6,187
AU$	26,216	41	41	245,009	383	383
HK$	5,307	—	—	49,598	—	—
CAN$	—	—	—	—	—	—
Total	—	—	¥940	—	—	$8,787

Fiscal year 2003 *(As of Mar. 31, 2004)*	*Millions of yen* Notional amount	Fair value	Unrealized gain (loss)
Forward foreign exchange contracts			
Sell:			
US$	¥23,293	¥22,778	¥ 515
CAN$	7,959	7,932	27
ZAR	685	702	(17)
Buy:			
CAN$	29,456	29,899	443
£ Stg.	—	—	—
US$	20,714	20,362	(352)
Currency swaps:			
Euro	¥86,958	¥ 347	¥ 347
£ Stg.	35,732	58	58
US$	21,185	298	298
CAN$	1,129	(97)	(97)
Total	—	—	¥1,222

Note: The notional amounts of the forward foreign exchange contracts and currency swaps presented above exclude those entered into to hedge receivables and payables denominated in foreign currencies which have been translated and are reflected at their corresponding contracted rates in the accompanying consolidated balance sheets.

2) Interest-related transactions

Fiscal year 2004 *(As of Mar. 31, 2005)*	Millions of yen			Thousands of U.S. dollars		
	Notional amount	Fair value	Unrealized gain (loss)	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps:						
Receive/floating and pay/fixed	¥185,695	¥2,774	¥2,774	$1,735,467	$25,925	$25,925
Receive/fixed and pay/floating	192,885	3,287	3,287	1,802,664	30,720	30,720
Options:						
Caps sold	¥441,875			$4,129,673		
(Premium)	(—)	(7,289)	(7,289)	(—)	(68,121)	(68,121)
Caps purchased	¥441,875			$4,129,673		
(Premium)	(—)	7,289	7,289	(—)	68,121	68,121
Total	—	—	¥6,061	—	—	$56,645

Fiscal year 2003 *(As of Mar. 31, 2004)*	Millions of yen		
	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps:			
Receive/floating and pay/fixed	¥187,454	¥ (851)	¥ (851)
Receive/fixed and pay/floating	186,223	4,398	4,398
Options:			
Caps sold	¥445,376		
(Premium)	(—)	(4,219)	(4,219)
Caps purchased	¥445,376		
(Premium)	(—)	4,219	4,219
Total	—	—	¥3,547

Note: The notional amounts of the interest rate swaps and options presented above exclude those for which the deferral hedge accounting has been applied.

21. SEGMENT INFORMATION

The Company and its consolidated subsidiaries are primarily engaged in the manufacture and sales of products in the automobile segment and in providing various financial services to users of the Company's products in the sales financing segment. These products, which are sold in Japan and overseas, principally in North America and Europe, include passenger cars, buses and trucks as well as the related components. Financial services include primarily leases and credits principally in Japan and North America.

Business segments

The business segment information for the Company and its consolidated subsidiaries for the years ended March 31, 2005, 2004 and 2003 is as follows:

	Fiscal year 2004 *(For the year ended Mar. 31, 2005)*				
	Automobile	Sales Financing	Total	Eliminations	Consolidated
			Millions of yen		
I. Sales and operating income					
Sales to third parties	¥8,177,841	¥ 398,436	¥ 8,576,277	¥ —	¥8,576,277
Inter-segment sales and transfers	23,742	13,509	37,251	(37,251)	—
Total sales	8,201,583	411,945	8,613,528	(37,251)	8,576,277
Operating expenses	7,429,760	338,388	7,768,148	(53,031)	7,715,117
Operating income	¥ 771,823	¥ 73,557	¥ 845,380	¥ 15,780	¥ 861,160
II. Assets, depreciation and capital expenditures					
Total assets	¥6,646,594	¥4,596,322	¥11,242,916	¥(1,394,393)	¥9,848,523
Depreciation and amortization	¥ 349,163	¥ 176,763	¥ 525,926	¥ —	¥ 525,926
Capital expenditures	¥ 469,283	¥ 582,468	¥ 1,051,751	¥ —	¥1,051,751

	Fiscal year 2004 *(For the year ended Mar. 31, 2005)*				
	Automobile	Sales Financing	Total	Eliminations	Consolidated
			Thousands of U.S. dollars		
I. Sales and operating income					
Sales to third parties	$76,428,421	$ 3,723,700	$ 80,152,121	$ —	$80,152,121
Inter-segment sales and transfers	221,889	126,253	348,142	(348,142)	—
Total sales	76,650,310	3,849,953	80,500,263	(348,142)	80,152,121
Operating expenses	69,437,010	3,162,504	72,599,514	(495,617)	72,103,897
Operating income	$ 7,213,300	$ 687,449	$ 7,900,749	$ 147,475	$ 8,048,224
II. Assets, depreciation and capital expenditures					
Total assets	$62,117,701	$42,956,281	$105,073,982	$(13,031,710)	$92,042,272
Depreciation and amortization	$ 3,263,206	$ 1,651,990	$ 4,915,196	$ —	$ 4,915,196
Capital expenditures	$ 4,385,823	$ 5,443,626	$ 9,829,449	$ —	$ 9,829,449

	Fiscal year 2003 *(For the year ended Mar. 31, 2004)*				
	Automobile	Sales Financing	Total	Eliminations	Consolidated
			Millions of yen		
I. Sales and operating income					
Sales to third parties	¥7,072,982	¥ 356,237	¥7,429,219	¥ —	¥7,429,219
Inter-segment sales and transfers	22,916	9,752	32,668	(32,668)	—
Total sales	7,095,898	365,989	7,461,887	(32,668)	7,429,219
Operating expenses	6,340,631	301,179	6,641,810	(37,446)	6,604,364
Operating income	¥ 755,267	¥ 64,810	¥ 820,077	¥ 4,778	¥ 824,855
II. Assets, depreciation and capital expenditures					
Total assets	¥5,847,139	¥3,479,171	¥9,326,310	¥(1,466,454)	¥7,859,856
Depreciation and amortization	¥ 313,289	¥ 147,748	¥ 461,037	¥ —	¥ 461,037
Capital expenditures	¥ 441,384	¥ 463,616	¥ 905,000	¥ —	¥ 905,000

a) As described in Note 2(b), effective April 1, 2003, Nissan Motor Manufacturing (UK) Ltd., a consolidated subsidiary, implemented early adoption of a new accounting standard for retirement benefits in the United Kingdom. The effect of this change was to decrease operating income in the "Automobile" segment by ¥1,686 million for the year ended March 31, 2004 as compared with the corresponding amount which would have been recorded if the previous method had been followed.

b) As described in Note 2(c), effective April 1, 2003, the Company and its domestic consolidated subsidiaries changed their method of accounting for noncancelable lease transactions which transfer substantially all risks and rewards associated with the ownership of assets, from accounting for them as operating leases, to finance leases. The effect of this change was to decrease sales and operating expenses in the "Automobile" segment by ¥237 million and ¥21,805 million respectively, to increase operating income, total assets, depreciation expense and capital expenditures in the "Automobile" segment by ¥21,568 million ¥136,522 million, ¥46,986 million and ¥55,581 million, respectively, to decrease sales and operating expenses and capital expenditures in the "Sales Financing" segment by ¥33,351 million, ¥33,374 million and ¥29,716 million, respectively, to increase operating income, total assets and depreciation expense in the "Sales Financing" segment by ¥23 million, ¥662 million and ¥292 million, respectively, and to increase sales and operating expenses in "Eliminations" by ¥15,645 million for the year ended March 31, 2004 as compared with the corresponding amounts which would have been recorded if the previous method had been followed.

	Fiscal year 2002 *(For the year ended Mar. 31, 2003)*				
	Automobile	Sales Financing	Total	Eliminations	Consolidated
			Millions of yen		
I. Sales and operating income					
Sales to third parties	¥6,444,460	¥ 384,128	¥6,828,588	¥ —	¥6,828,588
Inter-segment sales and transfers	42,775	11,740	54,515	(54,515)	—
Total sales	6,487,235	395,868	6,883,103	(54,515)	6,828,588
Operating expenses	5,818,023	335,986	6,154,009	(62,651)	6,091,358
Operating income	¥ 669,212	¥ 59,882	¥ 729,094	¥ 8,136	¥ 737,230
II. Assets, depreciation and capital expenditures					
Total assets	¥5,607,323	¥3,103,889	¥8,711,212	¥(1.362,029)	¥7,349,183
Depreciation and amortization	¥ 213,569	¥ 157,556	¥ 371,125	¥ —	¥ 371,125
Capital expenditures	¥ 410,003	¥ 451,630	¥ 861,633	¥ —	¥ 861,633

The following tables set forth the summarized financial statements by business segment for the years ended March 31, 2005, 2004 and 2003. Amounts for the sales financing segment represent the aggregate of the figures for the sales financing subsidiaries in Japan, the United States, Canada and Mexico. Amounts for the automobile and Eliminations segment represent the differences between the consolidated totals and those for the sales financing segment.

1) Summarized consolidated balance sheets by business segment

	Millions of yen			*Thousands of U.S. dollars*		
Fiscal year 2004 *(As of Mar. 31, 2005)*	Automobile and Eliminations	Sales Financing	Consolidated total	Automobile and Eliminations	Sales Financing	Consolidated total
Cash and cash equivalents	¥ 280,176	¥ 9,608	¥ 289,784	$ 2,618,468	$ 89,794	$ 2,708,262
Short-term investments	20,431	3,485	23,916	190,944	32,570	223,514
Receivables, less allowance for doubtful receivables	296,364	3,193,181	3,489,545	2,769,757	29,842,813	32,612,570
Inventories	702,534	5,528	708,062	6,565,738	51,664	6,617,402
Other current assets	388,956	239,131	628,087	3,635,104	2,234,869	5,869,973
Total current assets	1,688,461	3,450,933	5,139,394	15,780,011	32,251,710	48,031,721
Property, plant and equipment, net	2,774,719	1,022,228	3,796,947	25,931,953	9,553,533	35,485,486
Investment securities	361,632	289	361,921	3,379,738	2,701	3,382,439
Other assets	427,389	122,872	550,261	3,994,290	1,148,336	5,142,626
Total assets	¥5,252,201	¥4,596,322	¥9,848,523	$49,085,992	$42,956,280	$92,042,272
Short-term borrowings and current portion of long-term debt	¥ (552,052)	¥2,536,002	¥1,983,950	$ (5,159,364)	$23,700,953	$18,541,589
Notes and accounts payable	1,343,000	41,163	1,384,163	12,551,402	384,701	12,936,103
Accrued income taxes	56,256	7,307	63,563	525,757	68,290	594,047
Other current liabilities	485,753	57,285	543,038	4,539,747	535,374	5,075,121
Total current liabilities	1,332,957	2,641,757	3,974,714	12,457,542	24,689,318	37,146,860
Long-term debt	626,437	1,336,736	1,963,173	5,854,551	12,492,860	18,347,411
Other long-term liabilities	914,039	274,146	1,188,185	8,542,421	2,562,112	11,104,533
Total long-term liabilities	1,540,476	1,610,882	3,151,358	14,396,972	15,054,972	29,451,944
Total liabilities	2,873,433	4,252,639	7,126,072	26,854,514	39,744,290	66,598,804
Minority interests	256,656	45	256,701	2,398,654	421	2,399,075
Common stock	517,260	88,554	605,814	4,834,206	827,607	5,661,813
Capital surplus	774,403	30,067	804,470	7,237,411	281,000	7,518,411
Retained earnings	1,487,577	227,522	1,715,099	13,902,589	2,126,374	16,028,963
Unrealized holding gain on securities	7,189	166	7,355	67,187	1,551	68,738
Translation adjustments	(397,428)	(2,671)	(400,099)	(3,714,280)	(24,963)	(3,739,243)
Treasury common stock	(266,889)	—	(266,889)	(2,494,289)	—	(2,494,289)
Total shareholders' equity	2,122,112	343,638	2,465,750	19,832,824	3,211,569	23,044,393
Total liabilities and shareholders' equity	¥5,252,201	¥4,596,322	¥9,848,523	$49,085,992	$42,956,280	$92,042,272

Fiscal year 2003 *(As of Mar. 31, 2004)*	*Millions of yen* Automobile and Eliminations	Sales Financing	Consolidated total
Cash and cash equivalents	¥ 190,135	¥ 4,029	¥ 194,164
Short-term investments	319	385	704
Receivables, less allowance for doubtful receivables	246,310	2,356,566	2,602,876
Inventories	536,172	6,620	542,792
Other current assets	284,614	141,813	426,427
Total current assets	1,257,550	2,509,413	3,766,963
Property, plant and equipment, net	2,425,940	777,312	3,203,252
Investment securities	356,925	3,419	360,344
Other assets	340,270	189,027	529,297
Total assets	¥4,380,685	¥3,479,171	¥7,859,856
Short-term borrowings and current portion of long-term debt	¥ (565,677)	¥1,976,939	¥1,411,262
Notes and accounts payable	1,086,094	40,183	1,126,277
Accrued income taxes	88,000	6,008	94,008
Other current liabilities	428,791	42,143	470,934
Total current liabilities	1,037,208	2,065,273	3,102,481
Long-term debt	769,515	925,278	1,694,793
Other long-term liabilities	743,539	191,264	934,803
Total long-term liabilities	1,513,054	1,116,542	2,629,596
Total liabilities	2,550,262	3,181,815	5,732,077
Minority interests	103,785	—	
Common stock	520,692	85,122	605,814
Capital surplus	774,403	30,067	804,470
Retained earnings	1,096,203	190,096	1,286,299
Unrealized holding gain on securities	4,211	181	4,392
Translation adjustments	(423,634)	(8,110)	(431,744)
Treasury common stock	(245,237)	—	(245,237)
Total shareholders' equity	1,726,638	297,356	2,023,994
Total liabilities and shareholders' equity	¥4,380,685	¥3,479,171	¥7,859,856

FINANCIAL SECTION

(Interest-bearing debt)

Fiscal year 2004 (As of Mar. 31, 2005)	Millions of yen			Thousands of U.S. dollars		
	Automobile and Eliminations	Sales Financing	Consolidated total	Automobile and Eliminations	Sales Financing	Consolidated total
Short-term borrowings from third parties	¥ 363,701	¥1,561,917	¥1,925,618	$ 3,399,075	$14,597,355	$17,996,430
Internal loans to sales financing companies	(973,169)	973,169	—	(9,095,037)	9,095,037	—
Short-term borrowings per the balance sheet	(609,468)	2,535,086	1,925,618	(5,695,962)	23,692,393	17,996,430
Bonds and debentures	320,602	172,523	493,125	2,996,281	1,612,364	4,608,645
Long-term borrowings from third parties	209,291	1,164,213	1,373,504	1,955,991	10,880,495	12,836,486
Internal loans to sales financing companies	—	—	—	—	—	—
Long-term borrowings per the balance sheet	209,291	1,164,213	1,373,504	1,955,991	10,880,495	12,836,486
Lease obligation	153,960	916	154,876	1,438,878	8,561	1,447,439
Total interest bearing debt	74,385	3,872,738	3,947,123	695,188	36,193,812	36,889,000
Cash and cash equivalents	280,176	9,608	289,784	2,618,468	89,794	2,708,262
Net interest bearing debt	(205,791)	3,863,130	3,657,339	(1,923,280)	36,104,018	34,180,738
Debt for Canton Plant included in the above	93,719	—	93,719	875,879	—	875,879
Lease obligation included in the above	153,960	916	154,876	1,438,878	8,561	1,447,439
Net interest bearing debt (excluding that related to Canton Plant and lease obligation)	¥ (453,470)	¥3,862,214	¥3,408,744	$(4,238,037)	$36,095,457	$31,857,420

Fiscal year 2003 (As of Mar. 31, 2004)	Millions of yen		
	Automobile and Eliminations	Sales Financing	Consolidated total
Short-term borrowings from third parties	¥ 480,948	¥ 879,850	¥1,360,798
Internal loans to sales financing companies	(1,096,792)	1,096,792	—
Short-term borrowings per the balance sheet	(615,844)	1,976,642	1,360,798
Bonds and debentures	508,864	33,960	542,824
Long-term borrowings from third parties	177,054	890,736	1,067,790
Internal loans to sales financing companies	—	—	—
Long-term borrowings per the balance sheet	177,054	890,736	1,067,790
Lease obligation	133,664	979	134,643
Total interest bearing debt	203,738	2,902,317	3,106,055
Cash and cash equivalents	190,135	4,029	194,164
Net interest bearing debt	13,603	2,898,288	2,911,891
Debt for Canton Plant included in the above	95,800	—	95,800
Lease obligation included in the above	133,664	979	134,643
Net interest bearing debt (excluding that related to Canton Plant and lease obligation)	¥ (215,861)	¥2,897,309	¥2,681,448

2) Summarized consolidated statements of income by business segment

Fiscal year 2004 *(For the year ended Mar. 31, 2005)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Automobile and Eliminations	Sales Financing	Consolidated total	Automobile and Eliminations	Sales Financing	Consolidated total
Net sales	¥8,164,332	¥411,945	¥8,576,277	$76,302,168	$3,349,953	$80,152,121
Cost of sales	6,094,196	257,073	6,351,269	56,955,103	2,402,551	59,357,654
Gross profit	2,070,136	154,872	2,225,008	19,347,065	1,447,402	20,794,467
Operating income	787,603	73,557	861,160	7,360,775	687,449	8,048,224
Operating income as a percentage of net sales	9.6%	17.9%	10.0%	9.6%	17.9%	10.0%
Net financial cost	(10,371)	(11)	(10,382)	(96,925)	(103)	(97,028)
Income before income taxes and minority interests	720,764	72,469	793,233	6,736,113	677,280	7,413,393
Net income	¥ 472,680	¥ 39,601	¥ 512,281	$ 4,417,570	$ 370,103	$ 4,787,673
Total net financial cost	¥ (10,371)	¥ (11)	¥ (10,382)	$ (96,925)	$ (103)	$ (97,028)
Interest on lease obligation	(4,097)	(20)	(4,117)	(38,290)	(187)	(38,477)
Intersegment elimination	(12,524)	—	(12,524)	(117,047)	—	(117,047)
Net financial cost for segment	6,250	9	6,259	58,411	84	58,495

Fiscal year 2003 *(For the year ended Mar. 31, 2004)*	*Millions of yen*		
	Automobile and Eliminations	Sales Financing	Consolidated total
Net sales	¥7,063,230	¥365,989	¥7,429,219
Cost of sales	5,098,056	212,116	5,310,172
Gross profit	1,965,174	153,873	2,119,047
Operating income	760,045	64,810	824,855
Operating income as a percentage of net sales	10.8%	17.7%	11.1%
Net financial cost	(15,669)	(30)	(15,699)
Income before income taxes and minority interests	671,513	64,984	736,497
Net income	¥ 465,329	¥ 38,338	¥ 503,667
Total net financial cost	¥ (15,669)	¥ (30)	¥ (15,699)
Interest on lease obligation	(4,603)	(20)	(4,623)
Intersegment elimination	(5,322)	—	(5,322)
Net financial cost for segment	(5,744)	(10)	(5,754)

Fiscal year 2002 *(For the year ended Mar. 31, 2003)*	*Millions of yen*		
	Automobile and Eliminations	Sales Financing	Consolidated total
Net sales	¥6,432,720	¥395,868	¥6,828,588
Cost of sales	4,617,368	254,956	4,872,324
Gross profit	1,815,352	140,912	1,956,264
Operating income	677,348	59,882	737,230
Operating income as a percentage of net sales	10.5%	15.1%	10.8%
Net financial cost	(16,543)	3	(16,540)
Income before income taxes and minority interests	634,818	59,806	694,624
Net income	¥ 458,611	¥ 36,554	¥ 495,165
Total net financial cost	¥ (16,543)	¥ 3	¥ (16,540)
Intersegment elimination	(5,677)	—	(5,677)
Net financial cost for segment	(10,866)	3	(10,863)
Net financial cost for segment	(5,744)	(10)	(5,754)

3) Summarized consolidated statements of cash flows by business segment

Fiscal year 2004 *(For the year ended Mar. 31, 2005)*	Millions of yen			Thousands of U.S. dollars		
	Automobile and Eliminations	Sales Financing	Consolidated total	Automobile and Eliminations	Sales Financing	Consolidated total
Operating activities						
Income before income taxes and minority interests	¥720,764	¥ 72,469	¥793,233	$6,736,113	$ 677,280	$7,413,393
Depreciation and amortization	349,163	176,763	525,926	3,263,205	1,651,991	4,915,196
(Increase) decrease in sales finance receivables	17,131	(811,480)	(794,349)	160,103	(7,583,925)	(7,423,822)
Others	(207,813)	52,418	(155,395)	(1,942,178)	489,888	(1,452,290)
Net cash provided by (used in) operating activities	879,245	(509,830)	369,415	8,217,243	(4,764,766)	3,452,477
Investing activities						
Proceeds from sales of investment securities including shares of subsidiaries	10,285	510	10,795	96,122	4,766	100,888
Proceeds from sales of property, plant and equipment	71,256	—	71,256	665,944	—	665,944
Purchases of fixed assets	(453,357)	(7,789)	(461,146)	(4,236,982)	(72,794)	(4,309,776)
Purchases of leased vehicles	(15,926)	(574,679)	(590,605)	(148,841)	(5,370,832)	(5,519,673)
Proceeds from sales of leased vehicles	16,143	157,669	173,812	150,869	1,473,542	1,624,411
Others	(79,115)	9,968	(69,147)	(739,392)	93,159	(646,233)
Net cash used in investing activities	(450,714)	(414,321)	(865,035)	(4,212,280)	(3,872,159)	(8,084,439)
Financing activities						
Increase (decrease) in short-term borrowings	174,500	491,691	666,191	1,630,841	4,595,243	6,226,084
(Decrease) increase in long-term borrowings	(391,244)	296,551	(94,693)	(3,656,486)	2,771,505	(884,981)
Increase in bonds and debentures	—	140,663	140,663	—	1,314,607	1,314,607
Others	(191,998)	883	(191,115)	(1,794,373)	8,252	(1,786,121)
Net cash (used in) provided by financing activities	(408,742)	929,788	521,046	(3,820,018)	8,689,607	4,869,589
Effect of exchange rate changes on cash and cash equivalents	4,427	(58)	4,369	41,373	(542)	40,831
Increase in cash and cash equivalents	24,216	5,579	29,795	226,318	52,140	278,458
Cash and cash equivalents at beginning of the year	190,135	4,029	194,164	1,776,963	37,654	1,814,617
Increase due to inclusion in consolidation	65,825	—	65,825	615,187	—	615,187
Cash and cash equivalents at end of the year	¥280,176	¥ 9,608	¥289,784	$2,618,468	$ 89,794	$2,708,262

Fiscal year 2003 *(For the year ended Mar. 31, 2004)*	*Millions of yen*		
	Automobile and Eliminations	Sales Financing	Consolidated total
Operating activities			
Income before income taxes and minority interests	¥ 671,513	¥ 64,984	¥736,497
Depreciation and amortization	313,146	147,891	461,037
Increase in finance receivables	(154)	(462,956)	(463,110)
Others	57,936	5,057	62,993
Net cash provided by (used in) operating activities	1,042,441	(245,024)	797,417
Investing activities			
Proceeds from sales of investment securities including shares of subsidiaries	40,488	34	40,522
Proceeds from sales of property, plant and equipment	53,827	105	53,932
Purchases of fixed assets	(422,326)	(6,061)	(428,387)
Purchases of leased vehicles	(19,295)	(457,318)	(476,613)
Proceeds from sales of leased vehicles	20,857	170,248	191,105
Others	(101,534)	(35,151)	(136,685)
Net cash used in investing activities	(427,983)	(328,143)	(756,126)
Financing activities			
(Decrease) increase in short-term borrowings	(306,969)	169,394	(137,575)
(Decrease) increase in long-term borrowings	(244,774)	371,473	126,699
Increase in bonds and debentures	120,000	30,000	150,000
Others	(253,031)	167	(252,864)
Net cash (used in) provided by financing activities	(684,774)	571,034	(113,740)
Effect of exchange rate changes on cash and cash equivalents	(2,095)	(509)	(2,604)
Decrease in cash and cash equivalents	(72,411)	(2,642)	(75,053)
Cash and cash equivalents at beginning of the year	263,146	6,671	269,817
Increase due to inclusion in consolidation	310	—	310
Decrease due to exclusion from consolidation	(910)	—	(910)
Cash and cash equivalents at end of the year	¥ 190,135	¥ 4,029	¥194,164

FINANCIAL SECTION

Fiscal year 2002 *(For the year ended Mar. 31, 2003)*	Millions of yen		
	Automobile and Eliminations	Sales Financing	Consolidated total
Operating activities			
Income before income taxes and minority interests	¥634,818	¥ 59,806	¥694,624
Depreciation and amortization	213,569	157,556	371,125
Decrease (increase) in finance receivables	64,057	(391,414)	(327,357)
Others	(115,097)	(47,917)	(163,014)
Net cash provided by (used in) operating activities	797,347	(221,969)	575,378
Investing activities			
Proceeds from sales of investment securities including shares of subsidiaries	39,816	13,842	53,658
Proceeds from sales of property, plant and equipment	94,828	3,871	98,699
Purchases of fixed assets	(376,429)	(1,500)	(377,929)
Purchases of leased vehicles	(33,522)	(450,182)	(483,704)
Proceeds from sales of leased vehicles	15,644	243,431	259,075
Others	(46,720)	(18,453)	(65,173)
Net cash used in investing activities	(306,383)	(208,991)	(515,374)
Financing activities			
(Decrease) increase in short-term borrowings	(369,506)	315,196	(54,310)
(Decrease) increase in long-term borrowings	(81,106)	91,044	9,938
Increase in bonds and debentures	85,000	—	85,000
Proceeds from sales of treasury stock	5,670	—	5,670
Others	(144,062)	25,000	(119,062)
Net cash (used in) provided by financing activities	(504,004)	431,240	(72,764)
Effect of exchange rate changes on cash and cash equivalents	1,174	(520)	654
(Decrease) increase in cash and cash equivalents	(11,866)	(240)	(12,106)
Cash and cash equivalents at beginning of the year	272,742	6,911	279,653
Increase due to inclusion in consolidation	2,297	—	2,297
Decrease due to exclusion from consolidation	(27)	—	(27)
Cash and cash equivalents at end of the year	¥263,146	¥ 6,671	¥269,817

Geographical areas

The geographical segment information for the Company and its consolidated subsidiaries for the years ended March 31, 2005, 2004 and 2003 is as follows:

	Fiscal year 2004 (*For the year ended Mar. 31, 2005*)						
	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
				Millions of yen			
Sales to third parties	¥2,556,683	¥3,726,456	¥1,254,007	¥1,039,131	¥ 8,576,277	¥ —	¥8,576,277
Inter-area sales and transfers	1,981,104	81,794	51,109	7,622	2,121,629	¥(2,121,629)	—
Total sales	4,537,787	3,808,250	1,305,116	1,046,753	10,697,906	(2,121,629)	8,576,277
Operating expenses	4,196,667	3,392,676	1,249,110	996,529	9,834,982	(2,119,865)	7,715,117
Operating income	¥ 341,120	¥ 415,574	¥ 56,006	¥ 50,224	¥ 862,924	¥(1,764)	¥ 861,160
Total assets	¥5,590,397	¥4,714,272	¥ 799,778	¥ 637,065	¥11,741,512	¥(1,892,989)	¥9,848,523
				Thousands of U.S. dollars			
Sales to third parties	$23,894,234	$34,826,692	$11,719,692	$9,711,503	$ 80,152,121	$ —	$80,152,121
Inter-area sales and transfers	18,514,991	764,430	477,654	71,234	19,828,309	(19,828,309)	—
Total sales	42,409,225	35,591,122	12,197,346	9,782,737	99,980,430	(19,828,309)	80,152,121
Operating expenses	39,221,187	31,707,252	11,673,925	9,313,355	91,915,719	(19,811,822)	72,103,897
Operating income	$ 3,188,038	$ 3,883,870	$ 523,421	$ 469,382	$ 8,064,711	$ (16,487)	$ 8,048,224
Total assets	$52,246,701	$44,058,617	$ 7,474,561	$5,953,878	$109,733,757	$(17,691,485)	$92,042,272

	Fiscal year 2003 (*For the year ended Mar. 31, 2004*)						
	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
				Millions of yen			
Sales to third parties	¥2,559,806	¥3,278,966	¥1,164,032	¥426,415	¥7,429,219	¥ —	¥7,429,219
Inter-area sales and transfers	1,725,491	35,384	31,690	4,663	1,797,228	(1,797,228)	—
Total sales	4,285,297	3,314,350	1,195,722	431,078	9,226,447	(1,797,228)	7,429,219
Operating expenses	3,932,835	2,914,529	1,146,549	412,938	8,406,851	(1,802,487)	6,604,364
Operating income	¥ 352,462	¥ 399,821	¥ 49,173	¥ 18,140	¥ 819,596	¥ 5,259	¥ 824,855
Total assets	¥4,805,718	¥3,664,382	¥ 607,926	¥219,109	¥9,297,135	¥(1,437,279)	¥7,859,856

a) As described in Note 2(b), effective April 1, 2003, Nissan Motor Manufacturing (UK) Ltd., a consolidated subsidiary, implemented early adoption of a new accounting standard for retirement benefits in the United Kingdom. The effect of this change was to decrease operating income in the "Europe" segment by ¥1,686 million for the year ended March 31, 2004 as compared with the corresponding amount which would have been recorded if the previous method had been followed.

b) As described in Note 2(c), effective April 1, 2003, the Company and its domestic consolidated subsidiaries changed their method of accounting for noncancelable lease transactions which transfer substantially all risks and rewards associated with the ownership of assets, from accounting for them as operating leases, to finance leases. The effect of this change was to decrease sales and operating expenses in the "Japan" segment by ¥17,943 million and ¥39,534 million, respectively, and to increase operating income and total assets in the "Japan" segment by ¥21,591 million and ¥137,184 million, respectively, for the year ended March 31, 2004 as compared with the corresponding amounts which would have been recorded if the previous method had been followed.

	Fiscal year 2002 *(For the year ended Mar. 31, 2003)*						
	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
	Millions of yen						
Sales to third parties	¥2,554,374	¥2,879,500	¥963,440	¥431,274	¥6,828,588	¥ —	¥6,828,588
Inter-area sales and transfers	1,766,102	32,763	26,765	4,174	1,829,804	(1,829,804)	—
Total sales	4,320,476	2,912,263	990,205	435,448	8,658,392	(1,829,804)	6,828,588
Operating expenses	3,929,920	2,607,699	968,253	418,682	7,924,554	(1,833,196)	6,091,358
Operating income	¥ 390,556	¥ 304,564	¥ 21,952	¥ 16,766	¥ 733,838	¥ 3,392	¥ 737,230
Total assets	¥4,881,842	¥3,463,261	¥502,028	¥140,849	¥8,987,980	¥(1,638,797)	¥7,349,183

Overseas sales

Overseas sales, which include export sales of the Company and its domestic consolidated subsidiaries and sales (other than exports to Japan) of the foreign consolidated subsidiaries, for the years ended March 31, 2005, 2004 and 2003 are summarized as follows:

	Fiscal year 2004 *(For the year ended Mar. 31, 2005)*			
	North America	Europe	Other foreign countries	Total
	Millions of yen			
Overseas sales	¥3,662,436	¥1,269,204	¥1,401,592	¥6,333,232
Consolidated net sales				8,576,277
	Thousands of U.S. dollars			
Overseas sales	$34,228,374	$11,861,720	$13,098,991	$59,189,085
Consolidated net sales				80,152,122
Overseas sales as a percentage of consolidated net sales	42.7%	14.8%	16.3%	73.8%

	Fiscal year 2003 *(For the year ended Mar. 31, 2004)*			
	North America	Europe	Other foreign countries	Total
	Millions of yen			
Overseas sales	¥3,222,497	¥1,201,035	¥773,248	¥5,196,780
Consolidated net sales				7,429,219
Overseas sales as a percentage of consolidated net sales	43.4%	16.2%	10.4%	70.0%

	Fiscal year 2002 *(For the year ended Mar. 31, 2003)*			
	North America	Europe	Other foreign countries	Total
	Millions of yen			
Overseas sales	¥2,785,334	¥974,872	¥763,368	¥4,523,574
Consolidated net sales				6,828,588
Overseas sales as a percentage of consolidated net sales	40.8%	14.3%	11.1%	66.2%

22. SUBSEQUENT EVENTS

a) In accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan and a resolution approved at the annual general meeting of the shareholders held on June 23, 2004, the Board of Directors of the Company resolved on April 15, 2005 to grant stock subscription rights free of charge to certain employees of the Company and certain directors and employees of the Company's subsidiaries effective April 25, 2005. The holders of these rights are entitled to subscribe for shares of common stock of the Company at a fixed price of ¥1,119 per share. The maximum aggregate number of units and shares granted for subscription are 133,950 units and 13,395,000 shares, respectively.

b) The following appropriations of retained earnings of the Company were approved at a shareholders' meeting held on June 21, 2005:

	Millions of yen	*Thousands of U.S. dollars*
Year-end cash dividends		
(¥12.00 = U.S.$0.112 per share)	¥52,553	$491,150
Bonuses to directors	390	3,645

c) The Company issued the following bonds in yen without collateral to fund the unfunded retirement benefit obligation on June 2, 2005 and June 15, 2005:

	Millions of yen	*Thousands of U.S. dollars*
Bonds in yen due 2008 at 0.4%	¥50,000	$467,290
Bonds in yen due 2010 at 0.71%	128,000	1,196,262
Bonds in yen due 2009 at 0.62%	50,000	467,290

REPORT OF INDEPENDENT AUDITORS

SHIN NIHON & CO.
ERNST & YOUNG INTERNATIONAL

■ **Certified Public Accountants**
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

■ Phone: 03 3503-1100
Fax: 03 3503-1197

The Board of Directors
Nissan Motor Co., Ltd.

We have audited the accompanying consolidated balance sheets of Nissan Motor Co., Ltd. and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nissan Motor Co., Ltd. and consolidated subsidiaries at March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in Japan.

Supplemental Information

As described in Note 2, effective April 1, 2003, the Company and certain subsidiaries changed their methods of accounting for inventories, retirement benefits and noncancelable lease transactions, and effective April 1, 2004, the Company and certain consolidated subsidiaries changed their method of accounting for freight and shipping costs.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

Ernst & Young ShinNihon

June 21, 2005

NON-CONSOLIDATED FIVE-YEAR SUMMARY

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2004, 2003, 2002, 2001 and 2000

	Millions of yen (except per share amounts and number of employees)					Millions of U.S. dollars (Note 1) (except per share amounts)
For the years ended	**2004** **Mar. 31, 2005**	2003 Mar. 31, 2004	2002 Mar. 31, 2003	2001 Mar. 31, 2002	2000 Mar. 31, 2001	**2004** **Mar. 31, 2005**
Net sales	**¥3,718,720**	¥3,480,290	¥3,419,068	¥3,019,860	¥2,980,130	**$ 34,754**
Operating income	**231,764**	245,836	316,059	242,279	127,762	**2,166**
Net income	**102,415**	80,713	72,869	183,449	187,485	**957**
Net income per share (Note 2)	**23.24**	18.15	16.09	45.61	47.14	**0.22**
Cash dividends paid (Note 3-4)	**24.00**	19.00	14.00	8.00	7.00	**0.22**
Shareholder's equity	**¥1,685,893**	¥1,709,705	¥1,798,716	¥1,829,052	¥1,450,159	**$ 15,756**
Total assets	**3,981,914**	4,055,579	3,933,993	3,915,031	3,576,466	**37,214**
Long-term debt	**489,151**	653,392	902,118	942,518	798,009	**4,572**
Depreciation and amortization	**102,145**	115,180	56,760	56,265	49,074	**954,626**
Number of employees	**32,177**	31,389	31,128	30,365	30,747	

Notes: 1. Unless indicated otherwise, all dollar figures herein refer to U.S. currency. Yen amounts have been translated into U.S. dollars, for convenience only, at ¥107 = $1, the approximate exchange rate on March 31, 2005.

2. Net income per share amounts are based on the weighted average number of shares of common stock outstanding during each year. Figures for net income per share are in exact yen and U.S. dollars. Number of shares outstanding as of March 31, 2005: 4,520,715,112.

3. Cash dividends paid represent the amounts proposed by the Board of Directors as applicable to the respective years, together with the interim cash dividends paid.

4. Cash dividends applicable to fiscal year 2004 is ¥24.00 per share.

INFORMATION ON SUBSIDIARIES AND AFFILIATES

Consolidated subsidiaries

As of Mar. 31, 2005

Company	*Location*	*Principal business*	*Capital (millions)*	*Nissan share*(%)*
Japan				
Nissan Shatai Co., Ltd.	Hiratsuka-shi, Kanagawa	Manufacture and sales of automobiles and parts	¥7,904	43.80
Aichi Machine Industry Co., Ltd.	Nagoya, Aichi	Manufacture and sales of automotive parts	¥8,518	41.70
JATCO Ltd.	Fuji, Shizuoka	Manufacture and sales of automotive parts	¥29,935	81.76
Nissan Kohki Co., Ltd.	Samukawa, Kanagawa	Manufacture and sales of automotive parts	¥2,020	97.73
Calsonic Kansei Corporation	Tokyo	Manufacture and sales of automotive parts	¥40,606	41.87
Nissan Motor Car Carrier Co., Ltd.	Tokyo	International automobile transport	¥640	60.00
Nissan Trading Co., Ltd.	Yokohama, Kanagawa	Import and export of automobiles, parts, etc.	¥320	100.00
Nissan Financial Services Co., Ltd.	Chiba, Chiba	Automobile financing and leasing	¥16,387	100.00
Autech Japan, Inc.	Chigasaki, Kanagawa	Development, manufacture and sales of limited-edition automobiles	¥480	100.00
Nissan Real Estate Development Corporation	Tokyo	Real estate sales, purchase and leasing	¥1,000	70.50
Nissan Finance Co., Ltd.	Tokyo	Finance and accounting support	¥2,491	100.00
Aichi Nissan Motor Co., Ltd.	Nagoya, Aichi	Sales of automobiles and parts	¥100	100.00
Tokyo Nissan Motor Sales Co., Ltd.	Tokyo	Sales of automobiles and parts	¥100	100.00
Nissan Prince Tokyo Motor Sales Co., Ltd.	Tokyo	Sales of automobiles and parts	¥100	100.00
Nissan Chuo Parts Sales Co., Ltd.	Yokohama, Kanagawa	Sales of automobile repair parts	¥545	80.61
US				
Nissan North America, Inc.	Gardena, California	Management of North American subsidiaries, manufacture and sales of automobiles and parts	$1,791	100.00
Nissan Motor Acceptance Corporation	Torrance California	Finance of wholesale and retail automobile sales in US	$499	100.00
Nissan Motor Corporation in Hawaii, Ltd.	Honolulu, Hawaii	Sales of automobiles and parts	$6	100.00
Nissan Capital of America, Inc.	Torrance, California	Financing for group companies	$1	100.00
Nissan Technical Center North America, Inc.	Farmington Hills Michigan	Research and development, testing	$16	100.00
Nissan Motor Insurance Corporation	Honolulu, Hawaii	Casualty insurance	$10	100.00
Nissan Forklift Co., North America	Marengo, Illinois	Manufacture and sales of forklifts and parts	$34	100.00
Canada				
Nissan Canada, Inc.	Mississauga, Ontario	Sales of automobiles and parts	CAN$68	100.00
Mexico				
Nissan Mexicana, S.A. de C.V.	Mexico D.F.	Manufacture and sales of automobiles and parts	P17,056	100.00

Europe				
Nissan Europe S.A.S.	Trappes, France	Management of European manufacturing and sales	€1,626	100.00
Nissan International Finance (Netherlands) B.V.	Amsterdam, The Netherlands	Financing for group companies	€13	100.00
Nissan France S.A.	Trappes, France	Sales of automobiles and parts	€4	94.77
Nissan Motor (GB) Ltd.	Rickmansworth, UK	Sales of automobiles and parts	£136	100.00
Nissan Holding (UK) Ltd.	Sunderland, UK	Holding company for English subsidiaries	€870	100.00
Nissan Italia S.p.A.	Rome, Italy	Sales of automobiles and parts	€5	100.00
Nissan Motor Manufacturing (UK) Ltd.	Sunderland, UK	Manufacture and sales of automobiles and parts	£250	100.00
Nissan Technical Center Europe Ltd.	Granfield, UK	Research and development, testing	£15	100.00
Nissan Forklift Europe B.V.	Amsterdam, The Netherlands	Sales of forklifts and parts	€6	100.00
Nissan Motor Iberica, S.A.	Barcelona, Spain	Manufacture and sales of automobiles and parts	€725	99.76
Nissan Motor Espana, S.A.	Barcelona, Spain	Sales of automobiles and parts	€12	100.00
Nissan Forklift Espana, S.A.	Noain, Spain	Manufacture and sales of forklifts and parts	€9	100.00
Australia				
Nissan Motor Co. (Australia) Pty. Ltd.	Dandenong, Victoria	Sales of automobiles and parts	A$290	100.00
New Zealand				
Nissan New Zealand Ltd.	Auckland	Managing New Zealand subsidiaries; automobile sales	NZ$51	100.00
South Africa				
Nissan Motor Company South Africa (Pty) Ltd.	Rosslyn	Managing South African subsidiaries; automobile manufacturing and sales	R39	100.00
Middle East				
Nissan Middle East F.Z.E.	Dubai, UAE	Automobile sales	Dh2	100.00
China				
Nissan Motor (China) Ltd.	Hong Kong	Automobile sales	HK$16	100.00
Dongfeng Motor Co., Ltd.	Hubei	Manufacture and sales of automobiles and parts	RMB16,700	50.00
Taiwan				
Yulon Nissan Motor Co., Ltd.	Miao Li Hsien	Manufacture and sales of automobiles and parts	NT$3,000	40.00
Thailand				
Siam Nissan Automobile Co., Ltd.	Samuthprakarn	Manufacture and sales of automobiles and parts	THB1,931	75.00

Other consolidated subsidiaries	156 companies
Total consolidated subsidiaries	200 companies

CORPORATE DATA

NISSAN
MOTOR COMPANY

END

2005-09-9000
Printed in Japan